UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-35493


STEEL PARTNERS

STEEL PARTNERS HOLDINGS L.P.

(Exact name of registrant as specified in its charter)

Delaware	**13-3727655**
(State of incorporation)	(I.R.S. Employer Identification No.)
590 Madison Avenue, 32nd Floor New York, New York	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 520-2300**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on which Registered
Common units, no par value	SPLP	New York Stock Exchange
6.0% Series A Preferred Units	SPLP-PRA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Common Units, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of our common units held by non-affiliates of registrant as of June 30, 2024 totaled approximately $160.4 million based on the then-closing unit price.

On March 3, 2025, there were 19,074,992 common units outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement for the 2025 Annual Meeting of Limited Partners are incorporated by reference into Part III of this annual report on Form 10-K.

STEEL PARTNERS HOLDINGS L.P.
TABLE OF CONTENTS

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	31
Item 2.	Properties	32
Item 3.	Legal Proceedings	33
Item 4.	Mine Safety Disclosures	33

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	34
Item 6.	[Reserved]	35
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	51
Item 8.	Financial Statements and Supplementary Data.	52
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	118
Item 9A.	Controls and Procedures	118
Item 9B.	Other Information	120
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	120

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	121
Item 11.	Executive Compensation.	121
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	121
Item 13.	Certain Relationships and Related Transactions, and Director Independence	121
Item 14.	Principal Accountant Fees and Services	121

PART IV

Item 15.	Exhibits and Financial Statement Schedules	122
Item 16.	Form 10-K Summary	124
SIGNATURES		125



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As used in this annual report on Form 10-K (this "Report" or this "Form 10-K"), unless the context otherwise requires, the terms "we," "us," "our," "SPLP" and the "Company" refer to Steel Partners Holdings L.P., a Delaware limited partnership.

All dollar amounts used in this Report are in thousands, except for common and preferred unit and per common and preferred unit data, unless otherwise indicated.

PART I

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

This Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), including, in particular, forward-looking statements under the headings "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8 — Financial Statements and Supplementary Data." These statements appear in a number of places in this Report and include statements regarding the Company's intent, belief or current expectations with respect to (i) its financing plans, (ii) trends affecting its financial condition or results of operations, (iii) the impact of legal claims and related contingencies, (iv) expectations and estimates regarding certain tax and accounting matters, including the impact on our financial statements, (v) WebBank, including its held to maturity debt securities, credit risk and minimum capital requirements, (vi) cash flows from operations for the next twelve months, (vii) full-year capital expenditures, and (viii) the impact of competition. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements; however, this Report also contains other forward-looking statements in addition to historical information.

Forward-looking statements are only predictions based upon the Company's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the statements. Certain factors that might cause actual results to differ from our expectations include, but are not limited to:

Risks Related to Our Business

- disruptions to our business as a result of economic downturns;
- negative impact of inflation and supply chain disruptions;
- significant volatility in prices of, and declines in demand for, crude oil;
- fluctuations in commodity prices;
- the negative impact of rising interest rates;
- the potential need for cash funding requirements due to our subsidiaries' sponsorship of defined benefit pension plans;
- our ability to comply with environmental, health and safety laws and regulations;
- increased costs and reduced demand for our services as a result of climate change legislation or regulations;
- our ability to comply with banking and other extensive regulations to which our businesses are subject;
- impacts to our liquidity or financial condition as a result of WebBank's legislative and regulatory requirements;
- our ability to continue to comply with listing standards of the New York Stock Exchange;
- our ability to meet our obligations under our senior credit facility through future cash flows as well as future financings, which may be impacted by credit market volatility;
- negative impacts to our business strategy to make acquisitions due to factors such as management diversion and increased costs and expenses;

- divestitures and contingent liabilities from divested businesses could adversely affect our business and financial results;
- losses sustained in our investment portfolio;
- our ability to adequately obtain or protect our intellectual property and licenses, or defend against third-party infringement claims;
- conducting business outside of the United States;
- global trade issues and changes in and uncertainties with trade policies;
- impacts to our profitability due to litigation or compliance failures;
- a significant disruption in, or breach in security of, our technology systems;
- increased liability, costs or limitations to our service offerings as a result of current and proposed laws and regulations regarding the protection of personal data;
- work stoppages and increased costs due to labor disputes or the unionization of our workforce and suppliers;
- challenges to WebBank's status as lender of the loans it offers and the ability of assignees to collect interest;
- WebBank's ability to satisfy its capital requirements, including any that may arise from the Federal Deposit Insurance Corporation ("FDIC");
- WebBank's ability to maintain its lending programs through its relationships with marketing partners;
- WebBank's exposure to risks related to loans received under the Paycheck Protection Program ("PPP"), including litigation or the possibility that the Small Business Administration ("SBA") may not fund some or all PPP loan guaranties;
- credit and interest rate risks in connection with WebBank's lending activities;
- our businesses have been, and may in the future be, adversely affected by conditions in the financial services industry;
- changes in Steel Connect's relationship with significant clients, could have a material adverse impact on its business;
- our subsidiaries' ability to maintain its relationships and business with customers without long-term contracts;
- our ability to maintain effective internal control over financial reporting;
- adverse impacts of public health developments on our business, results of operations, financial condition and cash flows; and
- loss of essential employees without timely replacement or substitution.

Risks Related to Our Structure

- the limited recourse that our unitholders have with respect to maintaining actions against our General Partner, our Board, our officers and our Manager (each as defined under Part I, Item 1, "Business");
- limited voting rights of some unitholders under certain provisions of our Partnership Agreement (as defined under Part I, Item 1, "Business");
- potential conflicts of interest arising from certain interlocking relationships between us and certain affiliates of Warren G. Lichtenstein, our Executive Chairman, as well as from the business activities of members of our management team; and
- potential conflicts of interest arising from involvement in other business activities.

Risks Related to Our Manager

- our ability to successfully retain the services of Warren G. Lichtenstein, the Chairman and Chief Executive Officer, and Jack L. Howard, the President of our Manager, in running our businesses;
- uncertainty relating to the amount of the Management Fee (as defined in Part I, Item 1, "Business") that will be paid or Class C partnership units that will be issued over time with any certainty;
- potential adverse impacts from the limited liability and indemnification of our Manager under our Management Agreement; and
- limitations on our General Partners' fiduciary duties.

Risks Related to our Common and Preferred Units

- declines in the prices of our common or preferred units;
- our ability to maintain an active market for our common or preferred units as a result of transfer restrictions and other factors; and
- the liquidation and distribution preferences of our preferred units.

Risks Related to Taxation

- our common unitholders' U.S. federal, state and other income tax obligations with respect to their share of our taxable income, regardless of whether they receive any cash distributions from us;
- our unitholders' potential exposure to Internal Revenue Service (the "IRS") initiated tax adjustments for prior years on their personal tax returns;
- negative impacts to our future results of operations as a result of U.S. government tax reform;
- our inability to assure our tax treatment;
- our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available;
- adverse tax consequences that our tax-exempt investors may face from our owning common units;
- our subsidiaries' ability to fully utilize their tax benefits, which could result in increased cash payments for taxes in future periods; and
- other factors described in the "Risk Factors" in Part I, Item 1A of this Report.

Any forward-looking statement made in this Report speaks only as of the date hereof, and investors should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Item 1. Business

The Company

Steel Partners Holdings L.P. (together with its subsidiaries, referred to herein as "SPLP") is a Delaware limited partnership formed in 2008 and a diversified global holding company that owns and operates businesses and has significant interests in various companies, including diversified industrial products, energy, banking, defense, supply chain management and logistics and youth sports. SPLP operates through the following segments: Diversified Industrial, Energy, Financial Services and Supply Chain. Each of our companies has its own management team with significant experience in their industries. Corporate and Other consists of several consolidated subsidiaries, including, Steel Services Ltd. ("Steel Services"), which, through management services agreements, provides services to us and some of our companies, which include assignment of C-Level management personnel, legal, tax, accounting,

treasury, consulting, auditing, administrative, compliance, environmental health and safety, human resources and other similar services. We work with our businesses to increase corporate value over the long term for all stakeholders by implementing our unique strategy discussed in more detail below.

SPLP is managed by SP General Services LLC (the "Manager"), pursuant to the terms of an amended and restated management agreement (the "Management Agreement") discussed in further detail in Note 20 — "Related Party Transactions" to the Consolidated Financial Statements, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Report. Our wholly-owned subsidiary, Steel Partners Holdings GP Inc. (the "General Partner"), is our general partner. The General Partner has a board of directors (the "Board of Directors"). Out of the seven members of the Board of Directors of the General Partner currently serving, two are appointed by our Manager, including Warren G. Lichtenstein, who is the Executive Chairman of our Manager and serves as the Executive Chairman of the Board of Directors.

Products and Product Mix

Diversified Industrial Segment

The Diversified Industrial segment is comprised of manufacturers of engineered niche industrial products, with leading market positions in many of the markets they serve. The businesses in this segment distribute products to customers through their sales personnel, outside sales representatives and distributors in North and South America, Europe, Australia, Asia and several other international markets. Below is additional information related to the businesses within the Diversified Industrial segment.

Joining Materials — The Joining Materials business primarily fabricates precious metals and related alloys into brazing alloys. Brazing alloys are used to join similar and dissimilar metals, as well as specialty metals and some ceramics, with strong, hermetic joints. The Joining Materials business offers these metal joining products in a wide variety of alloys, including gold, silver, palladium, copper, nickel, aluminum and tin. These brazing alloys are fabricated into a variety of engineered forms and are used in many industries, including electrical, appliance, transportation, energy and general industrial, where dissimilar material and metal joining applications are required. Joining Materials' operating income from precious metal products is principally derived from the "value-add" of casting and fabricating processes and not from the direct purchase and resale of precious metals. The Joining Materials business enters into commodity futures and forward contracts to mitigate the impact of price fluctuations on its owned precious and certain non-precious metal inventories that are not subject to fixed price contracts.

Tubing — The Tubing business manufactures a wide variety of stainless and low carbon steel tubing products. The Tubing business manufactures continuous seamless stainless steel tubing coils, serving primarily the petrochemical and oil and gas infrastructure markets. The Tubing business is also a manufacturer of mechanical and fluid-carrying welded low carbon tubing used for diverse industries, including the automotive, heavy truck, heating, cooling and oil and gas markets.

Building Materials — The Building Materials business manufactures and supplies products primarily to the commercial construction and building industries. It manufactures fasteners, adhesives and fastening systems for the U.S. commercial low-slope roofing industry, which are sold to building and roofing material wholesalers, roofing contractors and private label roofing system manufacturers, and a line of engineered specialty fasteners for the building products industry for fastening applications in the remodeling and construction of homes, decking and landscaping.

Performance Materials — The Performance Materials business manufactures woven substrates of fiberglass, quartz, carbon and aramid materials for specialty applications in a wide expanse of markets requiring highly engineered components. Its products are used in a wide range of advanced composite applications, such as commercial and military aerospace components, printed electronic circuit boards, automotive and industrial components, and substrates for commercial and military armor applications.

Electrical Products — The Electrical Products business designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic equipment, and custom ball-screws, gears and gearboxes used in a variety of medical, commercial and military aerospace, computer, datacom, industrial, specialty LED lighting, test and measurement, and telecom applications. Its products are generally incorporated into larger systems to improve operating performance, safety, reliability and efficiency.

Kasco Blades and Route Repair Services ("Kasco") — The Kasco business provides meat-room blade products, repair services and distributed products for the meat and deli departments of supermarkets, meat and fish processing plants, and for distributors of electrical saws and cutting equipment, principally in North America and Europe. The Kasco business also provides cutting blades for bakeries, in addition to wood cutting blade products for the saw mill industry, pallet manufacturing, and pallet recycling in North America.

Specialized Films — The Specialized Films (formerly known as "Metallized Films") business includes Dunmore Corporation in the U.S. and Dunmore Europe GmbH in Germany (collectively, "Dunmore"), which manufacture and distribute coated, laminated and metallized films for engineered applications in the imaging, aerospace, insulation and solar photo-voltaic markets and also provide products for custom and special applications.

Energy Segment

The Energy segment provides drilling and production services to the oil and gas industry and owns a youth sports business. Below is additional information related to the consolidated businesses within the Energy segment.

Steel Energy — The Energy business provides completion, recompletion and production services to exploration and production companies in the oil and gas business. The services provided include well completion and recompletion, well maintenance and workover, flow testing, down hole pumping, plug and abandonment, well logging and perforating wireline services. The Energy segment primarily provides its services to customers' extraction and production operations in North Dakota and Montana in the Bakken basin, Colorado and Wyoming in the Niobrara basin, Texas in the Permian basin and New Mexico in the San Juan basin.

*Steel Sport*s — Steel Sports is a social impact company committed to creating a new standard in youth sports and coaching while forging the next generation of leaders. The organization strives to provide a first-class youth sports experience emphasizing positive experiences and instilling the core values of Teamwork, Respect, Integrity and Commitment.

Financial Services Segment

Through our subsidiary WebFinancial Holding Corporation, we own 100% of WebBank, which is an FDIC — insured state chartered industrial bank headquartered in Utah. WebBank is subject to comprehensive regulation, examination and supervision of the FDIC and the State of Utah Department of Financial Institutions ("UDFI"). WebBank is not considered a "bank" for Bank Holding Company Act purposes and, as such, SPLP is not regulated as a bank holding company. WebBank's deposits are insured by the FDIC up to the maximum allowed by law. WebBank engages in a full range of banking activities including originating loans, issuing credit cards and taking deposits that are federally insured. WebBank originates and funds consumer and small business loans through lending programs with unaffiliated companies that market and service the programs ("Marketing Partners"), where the Marketing Partners subsequently purchase the loans (or interests in the loans) that are originated by WebBank. WebBank also has private-label financing programs that are branded for a specific retailer, manufacturer, dealer channel, proprietary network and bank card programs. WebBank participates in syndicated commercial and industrial as well as asset based credit facilities and asset based securitizations through relationships with other financial institutions. Through its subsidiary, National Partners PFco, LLC ("National Partners"), WebBank provides commercial premium finance solutions for national insurance brokerages, independent insurance agencies and insureds in key markets throughout the U.S. National Partners was acquired in April 2019.

Supply Chain Segment

The Supply Chain segment consists primarily of the operations of Steel Connect, Inc.'s ("Steel Connect" or "STCN") wholly-owned subsidiary, ModusLink Corporation ("ModusLink" or "Supply Chain"), which is an end-to-end global supply chain solutions and e-commerce provider serving clients in markets such as consumer electronics, communications, computing, software and retail. ModusLink designs and executes critical elements in its

clients' global supply chains to improve speed to market, product customization, flexibility, cost, quality and service. These benefits are delivered through a combination of industry expertise, innovative service solutions, and integrated operations, proven business processes, an expansive global footprint and world-class technology. ModusLink has an integrated network of strategically located facilities in various countries, including numerous sites throughout North America, Europe and Asia.

Corporate and Other

Corporate and Other consists of several consolidated subsidiaries, including Steel Services, as well as equity method and other investments, and cash and cash equivalents. Its income or loss includes certain unallocated general corporate expenses. Steel Services has management services agreements with certain of our consolidated subsidiaries and other related companies. For additional information on these service agreements see Note 20 — "Related Party Transactions" to the Consolidated Financial Statements, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Report.

Sources and Availability of Raw Materials

The major commodities and raw materials used by the businesses within the Diversified Industrial segment are as follows:

The Joining Materials business uses precious metals such as silver, gold and palladium to produce certain of its products. These precious metals are generally obtained under a consignment arrangement with a financial institution. In addition to precious metals, the raw materials used in the Joining Materials, Tubing, Building Materials, Electrical Products and Kasco businesses consist principally of stainless, silicon and carbon steel, aluminum, copper, tin, nickel alloys, a variety of high-performance alloys, permanent magnets, electronic and electrical components, chemicals and various plastic compositions. The raw materials used in the operations of the Performance Materials business consist principally of fiberglass, quartz and aramid yarns. The raw materials used in the Metallized Films business consist principally of polyester scrim fabric, PET film, organic solvents, aluminum, resins, pigments and adhesives. Raw materials are generally purchased at open market prices from domestic and foreign suppliers. The Diversified Industrial segment businesses have not experienced any significant problem in obtaining the necessary quantities of raw materials. Prices and availability, particularly of raw materials purchased from foreign suppliers, are affected by world market conditions and government policies. The Company enters into commodity futures and forward contracts to mitigate the impact of price fluctuations on its precious and certain non-precious metal inventories that are not subject to fixed price contracts. The raw materials used by these businesses are generally readily available from more than one source.

The businesses in our Diversified Industrial segment also require significant amounts of electricity, oil and natural gas to operate their facilities, and they are subject to price changes in these commodities. A shortage of electricity, oil or natural gas, or a government allocation of supplies resulting in a general reduction in supplies, could increase costs of production and could cause some curtailment of production.

Intellectual Property

The Company's businesses depend in part on trademarks and patents that they own, or the licenses they hold to use others' brand names, proprietary technology and manufacturing techniques. In addition to trademark and patent protection, these businesses rely on copyrights, trade secrets, confidentiality procedures and contractual provisions to protect their intellectual property rights.

Employees

As of December 31, 2024, the Company employed approximately 5,200 employees worldwide.

Competition

There are many companies, larger and smaller, domestic and foreign, which manufacture products or provide services of the type offered by our businesses. Some of these competitors have financial resources greater than our subsidiaries. Some of these competitors enjoy certain other competitive advantages, including greater name recognition, technical, marketing and other resources, a larger installed base of customers and well-established relationships with current and potential customers.

Competition in the Diversified Industrial segment is based on quality, technology, performance, service, reputation, price, and in some industries, new product introduction.

The Energy business operates in a highly competitive industry that is influenced by price, capacity, reputation and experience. In times of high demand, capacity, reputation and experience are major competitive forces. In times of low demand, service providers will compete on price to attract customers. In addition, the Energy business needs to maintain a safe work environment and a well-trained workforce to remain competitive. Energy services are affected by seasonal factors, such as inclement weather, fewer daylight hours and holidays during the winter months. Heavy snow, ice, wind or rain can make it difficult to operate and to move equipment between work sites, which can reduce its ability to provide services and generate revenues. These seasonal factors affect competitors as well. Because they have conducted business together over several years, the members of our local operations have established strong working relationships with certain of their clients. These strong client relationships provide a better understanding of region-specific issues and enable us to better address customer needs.

The market for Steel Sports' baseball facility services and soccer camps and leagues is very fragmented, and its competitors are primarily small local or regional operations.

The market for banking and related financial services is highly competitive. WebBank competes with other providers of financial services, including a broad range of banks and other nontraditional lending and banking companies that offer financial services. Some of our competitors are larger and may have more financial resources, while other competitors enjoy fewer regulatory constraints and may have lower cost structures. The financial services industry has become more competitive as technology advances have lowered barriers to entry, enabling more companies, including nonbank companies, to provide financial services.

The market for the supply chain management service offerings provided by ModusLink is highly competitive. As a provider with service offerings covering a range of supply chain operations and activities across the globe, ModusLink competes with different companies depending on the type of service it is providing or the geographic area in which an activity is taking place. ModusLink faces competition from Electronics Manufacturing Services/Contract Manufacturers (EMS/CM), third party logistics (3PL) providers, Supply Chain Management (SCM) companies and regional specialty companies. For certain digital commerce services, ModusLink's competition includes global outsource providers, software as a service (SaaS) providers, technology providers and computer software providers offering content and document management solutions. As a provider of an outsourcing solution, ModusLink's competition also includes current and prospective clients, who evaluate ModusLink's capabilities in light of their own capabilities and cost structures.

Governmental Regulation

As a public company with many subsidiaries based in the United States and abroad, we are subject to many U.S. federal, state, local and foreign laws and regulations. These requirements, which differ among jurisdictions, include, but are not limited to, those related to environmental protection and management, labor, employment, worker health and safety, import and export, customs and tariffs, cybersecurity, intellectual property, privacy and protection of user data. In addition, WebBank is subject to regulatory capital requirements administered by the FDIC and legal requirements in connection with the consumer and business lending programs that it originates.

These laws and regulations are constantly evolving and may be interpreted, applied, created or amended in a manner that could harm our businesses. Historically, the cost of compliance with these requirements have not had a material adverse effect on our financial position, results of operations or cash flows. We believe that we are in compliance in all material respects with all such laws and regulations and that we have obtained all material licenses and permits that are required for the operation of our businesses. For more information regarding regulatory risks, see the information in Part I, Item 1A, "Risk Factors — *Risks Related to our Business*" and "*Risks Related to Taxation*," and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Environmental Liabilities" of this Report.

Other Information

Our common units are listed on the New York Stock Exchange under the symbol "SPLP." Our business address is 590 Madison Avenue, 32nd Floor, New York, New York 10022, and our telephone number is (212) 520-2300. Our website is *www.steelpartners.com*. We use our website as a channel of distribution of company information. The

information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, filings with the U.S. Securities and Exchange Commission (the "SEC"), and public conference calls and webcasts. The information contained in, or that can be accessed through, the website is not part of this Report. Annual reports on Form 10-K (including this Report), quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through our website as soon as reasonably practicable after those materials have been electronically filed with, or furnished to, the SEC.

Item 1A. Risk Factors

Our businesses are subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this Report, before you decide whether to purchase our common or preferred units. These factors are not intended to represent a complete list of the general or specific risks that may affect us. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common and preferred units could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Economic downturns in various sectors could disrupt and materially harm our businesses.

Negative trends in the general economy, including rising interest rates and commodity prices, could cause a downturn in the markets for our products and services. A significant portion of our revenues in the Diversified Industrial segment are received from customers in transportation, oil and gas exploration and construction-related industries, which have experienced significant financial downturns in the past. These industries are cyclical, and demand for their products tends to fluctuate due to changes in national and global economic conditions, availability of credit and other factors. In our Energy segment, the level of oil and natural gas exploration and production activity in the United States is affected by the price of oil. Reduced discovery rates of new oil and natural gas reserves, or a decrease in the development rate of reserves in our market areas, weakness in oil and natural gas prices, or our customers' perceptions that oil and natural gas prices will decrease in the future, could result in a reduction in the utilization of our equipment and result in lower revenues or rates for the services of our Energy segment.

In addition, revenues in our Supply Chain segment are dependent on customer traffic and demand for supply chain management services. Our customers' willingness to undertake activities in our business segments depends largely upon prevailing industry conditions that are influenced by many factors over which we have no control. In our Supply Chain segment, our supply chain management services are tied to the demand of our customers' goods. If demand for our customers' products declines, our customers may experience a decline in volumes, which may impact our financial results. As a result, our business may begin to slow before overall market slowdowns, at the point of customer uncertainty, and may recover later than overall market recoveries, as our customers may continue to feel uncertain about future market conditions. If uncertainty around macroeconomic conditions increase, such as due to recessionary conditions, unexpected interest rate fluctuations or inflationary pressures, our future growth prospects, business and results of operations could be materially adversely affected.

Our Financial Services segment could be impacted by tightening of the credit markets and other general economic declines that could result in a decrease in lending and demand for consumer loans. We may also experience a slowdown in our other segments if some customers experience difficulty in obtaining adequate financing due to tightness in the credit markets. In the short term, our customers, Marketing Partners, and other contractual counterparties could react to negative market conditions, and may seek to renegotiate their contracts with us or to cancel their contracts with us even if cancellation involves their paying a cancellation fee. Continued market deterioration could also jeopardize the ability to perform certain counterparty obligations, including those of our insurers, customers, Marketing Partners and financial institutions. Although we assess the creditworthiness of our counterparties, prolonged business decline or disruptions as a result of economic downturns or lower oil and gas prices could lead to changes in a counterparty's financial stability and liquidity and increase our exposure to credit risk, bad debts or non-performance by our suppliers. Our assets may also be impaired or subject to write-down or write-off as a result of these conditions. There could also be adverse impacts to several of our businesses due to overall negative economic conditions, changes in gross domestic product growth, financial and credit market fluctuations or the unavailability of credit, or geopolitical challenges, including global security concerns and the ongoing conflicts between Russia and Ukraine and the Middle East. These

adverse effects would likely be exacerbated if global economic conditions worsen, resulting in wide-ranging, adverse and prolonged effects on general business conditions, which could materially and adversely affect our operations, financial results and liquidity.

Inflation and supply chain disruptions have, and may continue to negatively impact our business and results of operations.

Inflation could continue to increase our costs of labor and other costs related to our business, which could have an adverse impact on our business, financial position, results of operations and cash flows. Current and future inflationary effects may be driven by, among other things, supply chain disruptions, governmental stimulus or fiscal policies, and geopolitical instability, including the ongoing conflict between Ukraine and Russia or the Middle East. We have generally been able to offset increases in these costs through various cost reduction initiatives, as well as adjusting our selling prices to pass some of these higher costs to our customers. Our ability to raise or maintain our selling prices depends on market conditions and certain competitive dynamics. Given the timing of our actions compared to the timing of these inflationary pressures, there may be periods during which we are unable to fully recover the increases in our costs.

Significant volatility in prices of, and declines in customer demand for, crude oil due to factors beyond our control have materially and adversely affected our diversified industrial and energy business segments, and any prolonged instability in the oil industry could negatively impact our business, operations and financial condition.

Certain of our operating companies, particularly those in our Diversified Industrial and Energy segments, are highly dependent on customer demand for, and the availability of, crude oil and natural gas. For example, our portfolio of quality energy segment companies provide a multitude of oilfield services and oil and gas equipment rentals, operate numerous oil rigs and perform well servicing and workover services. The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for our products and services and downward pressure on the prices that we are able to charge. Sustained market uncertainty can also result in lower demand and pricing for our products and services.

Customer demand is generally dependent on our customers' views of future demand for oil and gas and future oil and gas prices, as well as our customers' ability to access capital. Since the first quarter of 2020, crude oil prices, as well as supply and demand for oil and natural gas, have fluctuated significantly as a result of national and international economic and political conditions, such as the conflict between Ukraine and Russia. The market and our businesses currently continue to experience demand loss, as well as volatility in oil prices, which have recently begun to decline due to an oil oversupply. Additionally, oil prices are particularly sensitive to actual and perceived threats to global political stability, including conflicts in oil and gas producing regions, and changes in production from OPEC+ member states. Demand for our services and products may be sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies. For instance, continuing tensions and instability resulting from the Russian invasion of Ukraine, and conflicts in the Middle East, have increased and could continue to increase volatility in global oil and gas prices, which may adversely affect the profitability of our Diversified Industrial and Energy segments. The Russian invasion of Ukraine has caused, and could intensify, volatility in crude oil and natural gas, and the extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have a substantial negative impact on the global economy and/or our business for an unknown period of time. Any such volatility and disruptions may also magnify the impact of other risks described in this "Risk Factors" section.

In addition, the market prices and demand for oil and natural gas are impacted by governmental regulations and the level of oil and natural gas production in the United States and non-OPEC+ countries, as well as the oil and gas industry's view of future oil and gas prices, which generally determine the level of capital spending for the exploration, development and production of crude oil and natural gas reserves. These and other changes in the oil and natural gas industry have had, and are likely to continue to have for the foreseeable future, a significant adverse impact on our financial condition, results of operations and cash flows. A significant industry downturn, sustained market uncertainty, or increased availability of economical alternative energy sources could result in a reduction in demand for our products and services, which could adversely affect our business, financial condition, results of operations, cash flows and prospects. Due to numerous uncertainties surrounding the resolutions by OPEC+ with respect to oil production discussions, we cannot predict when oil prices, inventory and demand will improve or stabilize.

Our results of operations are affected by fluctuations in commodity prices.

The cost of raw materials is a key element in the cost of our products. In the normal course of business, our operations, particularly those of our Diversified Industrial segment, require the purchase and use of commodities used as raw materials, such as precious metals, steel products and certain non-ferrous metals. The availability of, and prices for, these raw materials expose our businesses to market risk and volatility as a result of, among other factors: worldwide economic conditions; speculative actions; world supply and demand balances; inventory levels; availability of substitute metals; the U.S. dollar exchange rate; production costs of U.S. and foreign competitors; and anticipated or perceived shortages. In particular, in recent years we have experienced significant fluctuations in precious metal prices, including gold and silver, which has impacted our ability to find suitable sources for use in our manufacturing and maintain adequate inventory levels. Increases in the costs of these commodities and the costs of energy, transportation and other necessary services may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies such as in manufacturing and distribution. Price increases have had and could continue to have an adverse effect on our results of operations and operating margins. Disruptions to the supply chain resulting from shortages of raw materials and components have had and could continue to have an adverse effect on our ability to meet commitments to customers.

We seek multiple sources of supply for each of our major raw materials in order to avoid significant dependence on any one or a few suppliers. However, the supply of such materials have been and are likely to continue to be disrupted by higher commodity prices, which increase our costs of production and can result in tighter supplies. Moreover, to the extent customers delay or decrease purchases of our products as a result of raw material cost increases or we are otherwise unable to pass cost increases on to our customers, our results of operations and financial condition could be materially adversely effected. In addition, raw material price fluctuations impact the value of our commodity inventories, in particular, our precious metal inventory. Adjustments to our inventory carrying values could have a negative impact on our profitability and cash flows. Additionally, commodity prices may also fall rapidly from time to time. If commodity prices significantly decline for a sustained period of time, the net realizable value of our existing inventories could be reduced or we could be required to take impairment charges on our inventories, which could adversely affect our results of operations.

Rising interest rates may negatively impact our investments and have an adverse effect on our business, financial condition, results of operations and cash flows.

Changes in interest rates could have an adverse impact on our business by increasing the cost of borrowing, affecting our interest costs (including with respect to our senior credit agreement, which is comprised primarily of variable rate options), and our ability to make new investments on favorable terms or at all. The Federal Reserve Board significantly increased the federal funds rate in 2022 and 2023 and may in the future continue to increase rates. Such rate increases have a corresponding impact to our costs of borrowing and may have an adverse impact on our ability to raise funds through the offering of our securities or through the issuance of debt due to higher debt capital costs, diminished credit availability, and less favorable equity markets. Any significant additional federal fund rate increases may have a material adverse effect on our business, results of operations, and financial condition. More generally, interest rate fluctuations and changes in credit spreads on floating rate loans may have a negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital, our net investment income, our net asset value and the market price of our securities. In addition, an increase in interest rates may make it difficult or impossible to make payments on outstanding indebtedness. Any increase in interest rates could have a negative effect on our net interest costs and investments, which could negatively impact our operating results, financial condition and cash flows.

Certain of the Company's subsidiaries sponsor defined benefit pension plans, which could subject the Company to substantial cash funding requirements in the future.

The Company's ongoing operating cash flow requirements include arranging for the funding of the minimum requirements of its subsidiaries' defined benefit pension plans. The Company is generally jointly and severally liable for such subsidiaries' underfunded pension liabilities. The performance of the financial markets and interest rates (given the mix of investment assets in the plan), as well as healthcare trends and associated mortality rates, impact our defined benefit pension plan expense and funding obligations. Significant changes in these factors, including adverse changes in discount rates, investment losses on plan assets and increases in participant life expectancy, may increase our funding obligations and adversely impact our financial condition. Required future contributions are estimated

based upon assumptions such as discount rates on future obligations, assumed rates of return on plan assets and legislative changes. Actual future pension costs and required funding obligations will be affected by changes in the factors and assumptions described in the previous sentences, as well as other changes such as any plan termination or other acceleration events. For more information, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" of this Report.

We are subject to risks associated with environmental, health and safety matters.

We (including our businesses) are subject to U.S. federal, state, local and foreign environmental, health and safety ("EHS") laws and regulations in connection with our ongoing and former operations. These requirements include, but are not limited to regulations related to: the development, manufacture, shipping and use of the products produced by our businesses; the handling, storage, transportation, discharge, recycling, treatment and disposal of raw materials and/or hazardous materials, by-products or wastes used in such products or in production; and the operation of facilities and the use of real property. Compliance with these and other EHS requirements may require us to engage in environmental remediation activities of property currently or previously owned by us or our subsidiaries, retrofit existing facilities with additional pollution-control equipment, undertake new measures in connection with the management of hazardous materials, by-products and wastes or to take other steps to ensure compliance with various legal and regulatory agencies and entities, all of which could require our subsidiaries to incur substantial costs.

Many of the customers in our Energy segment use hydraulic fracturing services, which is the process of creating or expanding cracks, or fractures, in formations underground where water, sand and other additives are pumped under high pressure into the formation. Although our Energy segment is not a provider of hydraulic fracturing services, many of its services complement the hydraulic fracturing process. Fracturing regulations vary widely because they are regulated at the state level. States continue to evaluate fracturing activities and their impact on the environment. Legislation for broader federal regulation of hydraulic fracturing operations and the reporting and public disclosure of chemicals used in the fracturing process could be enacted. Additionally, the U.S. Environmental Protection Agency (the "EPA") has asserted federal regulatory authority over certain hydraulic fracturing activities involving diesel fuel under the U.S. Safe Drinking Water Act. Our Energy segment's customers' operations could be adversely affected if additional regulation or permitting requirements were to be required for hydraulic fracturing activities, which could have an adverse effect on our results of operations.

Although our subsidiaries maintain environmental insurance coverage, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from litigation, regulatory actions, proceedings or investigations as a result of non-compliance or violations of EHS requirements, as well as any other EHS-related matters. A failure or inability by us or any of our subsidiaries to comply with existing or future EHS regulations could therefore require us to incur substantial costs, including cleanup costs, fines or sanctions, and subject us to third-party claims for property damage or personal injury. Any material violations of these laws can lead to significant remediation requirements and administrative oversight, substantial liability, revocations of discharge permits, fines or penalties, and any new laws, regulations and enforcement policies could become more stringent and significantly increase our compliance costs or limit our future business opportunities, negatively impacting our financial condition, business and results of operations.

In addition to EHS legal and regulatory requirements, growing stakeholder engagement with respect to sustainability matters could cause our subsidiaries to alter their manufacturing processes or business operations, which could require them to incur substantial expense. Any failure to comply with stakeholder requests, in particular, the ability to meet customer requirements or sustainability targets, could adversely impact the demand of our businesses' products and subject us and our subsidiaries to significant costs and liabilities and reputational risks, any of which could adversely affect our business, financial condition and results of operations.

The risks associated with climate change, including our ability to comply with legislation or regulations restricting emissions of greenhouse gases, could result in increased costs and reduced demand for our services in our Energy segment.

Increased public concern and governmental action may result in more international, U.S. federal, regional, state and local requirements to monitor, limit, restrict and/or eliminate emissions of GHG. In addition, companies and their stakeholders, including shareholders and non-governmental organizations, are seeking ways to reduce GHG emissions through private ordering. Any such regulation of GHG emissions, or climate impacts generally, could adversely affect

our Energy business's operations, as well as the operations of its customers, as a result of their links to the production and processing of fossil fuels and GHG emissions. Although we are not a fossil fuel producer, our Energy segment directly services companies involved in the production and processing of fossil fuels.

In the United States, no comprehensive climate change legislation has been implemented federally. However, the EPA has adopted rules that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and reporting of GHG emissions from certain petroleum and natural gas system sources, implement standards directing the reduction of methane from certain facilities in the oil and gas sector, and, together with the U.S. Department of Transportation, implement GHG emissions limits on vehicles manufactured for domestic operations. Additionally, various states have adopted or are considering adopting legislation and regulation focused on GHG cap-and-trade programs, carbon taxes, reporting and tracking programs and emissions limits. In addition, recently there has been more focus on climate-related disclosures. For example, the SEC finalized rules in March 2024 that would require public companies to include extensive climate-related disclosures in their SEC filings, however the SEC issued an order staying the rules due to a number of challenges. Although the SEC has stayed these rules, state governments, such as California, have enacted laws that require climate-related disclosures, and if we were required to comply with such laws, including the SEC disclosure requirements if re-instated, we would expect to incur substantial additional compliance costs. The Inflation Reduction Act of 2022 (the "IRA"), which was signed into law in August 2022, directs nearly $400 billion of federal spending to be used toward reducing carbon emissions and funding clean energy over the next 10 years and is designed to encourage private investment in clean energy, transport and manufacturing. In addition, fossil fuel producers face increasing litigation risks from local governments and financial risks from liquidity sources that have become more attentive to sustainability, such as shareholders who may shift their investments into other sectors and institutional lenders who may decrease to funding fossil fuel companies.

These changes in the investing and financing markets, and cost increases or demand volatility in connection with the adoption and implementation of new or more stringent GHG-related legislation or regulation on the oil and gas sector, could in turn reduce demand for our Energy business's well servicing, workover and other services. Additionally, measures taken with respect to GHG emissions, whether through governmental mandates or private ordering, could increase costs in our Energy segment businesses in the form of taxes or emission allowances, facilities improvements, and energy costs, which would increase our operating expenses through higher utility, transportation, and more expensive materials. Political, litigation and financial risks could also result in the oil and gas customers of our Energy business restricting or cancelling production activities, incurring liability in connection with climate-related changes or impairing their ability to continue operating economically, which could also decrease demand for that business's services.

We could incur significant costs, as a result of complying with or failing to comply with other extensive regulations, including banking regulations, to which our businesses are subject.

We and our businesses are subject to extensive regulation by U.S. and non-U.S. governmental and self-regulatory entities at the federal, state and local levels, including laws related to anti-corruption, privacy matters, banking, health and safety, import laws and export control and economic sanctions, and the sale of products and services to government entities. In addition, the consumer and business lending programs offered by WebBank are subject to extensive legal requirements at the federal and state levels, as described below.

As discussed above, our businesses must comply with substantial additional regulations. Failure to comply with these or any other regulations could result in civil and criminal, monetary and non-monetary penalties, disruptions to our business, limitations on our ability to manufacture, import, export and sell products and services, disbarment from selling to certain federal agencies, damage to our reputation and loss of customers and could cause us to incur significant legal and investigatory fees. Compliance with these and other regulations may also require us to incur significant expenses. The products and operations of our businesses are also often subject to the rules of industrial standards bodies such as the International Organization for Standardization ("ISO"), and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our financial condition.

WebBank operates in a highly regulated environment, and its programs are subject to extensive federal and state regulation. Ongoing legislative and regulatory actions may significantly affect our liquidity or financial condition.

The consumer lending, business lending, and deposit programs offered by WebBank are subject to extensive legal requirements at the federal and state levels. Among the laws that may be applicable to some or all of the programs offered by WebBank are:

- the Federal Truth in Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to borrowers regarding the terms of their loans and impose requirements and restrictions when extending consumer credit;
- the Federal Truth in Savings Act and Regulation DD promulgated thereunder, which require certain disclosures to depositors regarding the terms of their deposit accounts and imposes certain requirements on banks that provide deposit accounts for consumers;
- the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Federal Trade Commission Act and state laws that prohibit unfair, deceptive, or abusive acts or practices;
- the Federal Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination in the extension of credit on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act;
- the Fair Credit Reporting Act, which governs the use of credit reports and the reporting of information to credit bureaus, and imposes restrictions on the marketing of credit products through prescreened solicitations based on credit report information;
- the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which require certain disclosures and imposes certain requirements on banks that provide electronic transfers of funds for consumers;
- the Service Members Civil Relief Act and the Military Lending Act, which impose rate limitations and other requirements in connection with the credit obligations of active duty military personnel and certain of their dependents;
- federal and state laws relating to privacy and the safeguarding of personally identifiable consumer information and data breach notification;
- the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures; and
- laws governing the permissibility of the interest rates and fees that are charged to borrowers.

The extent and complexity of this regulatory environment has increased WebBank's regulatory compliance burden and therefore has increased its regulatory risk. If WebBank or its programs do not comply with these laws, it may be subject to claims for damages, fines, penalties or other relief, and may face regulatory scrutiny, including examination and enforcement action, and some violations could result in an underlying loan being found invalid or unenforceable, or subject to payment defenses. Any of these violations could result in the imposition of liability on WebBank, although WebBank may have indemnification rights for certain claims. In addition, there could be limitations on WebBank's ongoing or future business.

As part of the bank regulatory process, the FDIC and the UDFI, periodically conduct examinations of WebBank, including compliance with laws and regulations. The authority of the FDIC and the UDFI includes the ability to examine WebBank, and its Marketing Partners and the lending and deposit programs with such Marketing Partners. The FDIC, the UDFI, and the Consumer Financial Protection Bureau ("CFPB"), among other federal and state agencies, also may bring enforcement actions against WebBank and its Marketing Partners if they detect any violations of law. These enforcement actions could result in monetary liability on WebBank, increased compliance obligations or limitations on its ongoing and future business.

Federal and state regulators, including the CFPB, the Federal Trade Commission ("FTC") and state attorneys-general, has, and may in the future, bring investigations and enforcement actions against WebBank's Marketing Partners. These actions against Marketing Partners may increase WebBank's own regulators' scrutiny of WebBank's business and could result in an increased risk of investigations or claims being brought against WebBank. The U.S. Congress and state legislatures and federal and state regulatory authorities continually review banking laws, regulations and policies for possible changes. The CFPB and the FDIC may revise or enact new regulatory requirements or revise or adopt new regulatory interpretations that could affect WebBank, its Marketing Partners and programs. In January 2025, a new acting chairman took office at the FDIC, and he may adopt a different set of priorities than the prior agency leadership, which could affect WebBank's business. The Trump administration may make other changes that could also affect WebBank. Under the previous chairman, the FDIC adopted a final rule codifying its practices for supervising certain industrial banks and their parent companies. Although the rule does not directly apply to us or to WebBank at this time, if not withdrawn by the new chairman, the potential impact that the rule may have on our business, financial condition or results of operations in the future remains uncertain. The FDIC and other banking regulators also adopted a final rule regarding the obligations of banks when contracting with third parties, which includes WebBank's relationships with its Marketing Partners. In June 2023, Colorado enacted a law to opt out from interest rate preemption afforded state-chartered banks, such as WebBank, with respect to loans and certain types of credit cards issued to Colorado consumers, pursuant to the Depository Institutions Deregulation and Monetary Control Act of 1980 ("DIDMCA"). The law was expected to take effect July 1, 2024. Iowa and Puerto Rico previously opted out of the DIDMCA. In response to a federal lawsuit brought by several industry trade groups challenging certain aspects of the Colorado law, on June 20, 2024 a federal court granted a preliminary injunction that prevents Colorado from enforcing the law against out-of-state chartered banks that make loans and extend credit to Colorado residents and that are members of the respective industry trade groups (including WebBank). That ruling is on appeal at the Tenth Circuit Court of Appeals. No assurance can be given as to the outcome of this litigation or its impact. Other states and jurisdictions may enact similar laws seeking to opt out from interest rate preemption afforded to state-chartered banks pursuant to DIDMCA. The consumer and business lending programs offered by WebBank rely on WebBank's ability to charge the interest rates and fees permitted by WebBank's home state of Utah to consumers and businesses that are residents of other jurisdictions. Colorado's opt out from the DIDMCA and any opt outs by other states or jurisdictions, could negatively impact WebBank's ongoing or future business. We cannot predict whether additional legislation or regulations will be enacted and, if enacted, the effect that it would have on our business, financial condition or results of operations.

We cannot assure you that we will be able to continue to comply with listing standards of the New York Stock Exchange.

Our common units are listed on the New York Stock Exchange. For our common units to remain listed, we must meet the continued listing standards of the New York Stock Exchange. Although we believe we are in compliance with the listing standards of the New York Stock Exchange, given our limited trading activity and public float, there can be no assurance that we will remain in compliance with the continued listing standards of the New York Stock Exchange and if we fail to comply, our securities could be delisted. In addition, even if we are successful in maintaining compliance with applicable New York Stock Exchange listing requirements, our board of directors may decide that the costs of compliance and the demands of management time and Company resources required to maintain our listing are greater than the benefits received by the Company and its unitholders from being a listed company and that, accordingly, we should voluntarily delist from the New York Stock Exchange.

If our common shares were delisted from New York Stock Exchange voluntarily or involuntarily, our common units may revert to trading on the OTC Market or another over-the-counter platform following any delisting from the New York Stock Exchange. Any such delisting of our common units could have an adverse effect on the market price of, and the efficiency of the trading market for, our common units, not only in terms of the number of units that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any.

Future cash flows from operations or through financings may not be sufficient to enable the Company to meet its obligations under its senior credit facility, and this would likely have a material adverse effect on its businesses, financial condition and results of operations, and credit market volatility may affect our ability to refinance our existing debt, borrow funds under our existing lines of credit or incur additional debt.

As of December 31, 2024, the Company had borrowing capacity of $470,000 available under its senior credit facility and $118,800 of outstanding indebtedness under its senior credit facility. There can be no assurances that the Company or its subsidiaries will continue to have access to their lines of credit if their financial performance does not satisfy the financial covenants set forth in the applicable financing agreements. If the Company or its subsidiaries do not meet certain of its financial covenants, and if they are unable to secure necessary waivers or other amendments from the respective lenders on terms acceptable to management, their ability to access available lines of credit could be limited, their debt obligations could be accelerated by the respective lenders and liquidity could be adversely affected.

If the Company's or its subsidiaries' cash needs are significantly greater than anticipated or they do not materially meet their business plans, or there are unanticipated downturns in the markets for the Company's and its subsidiaries' products and services, the Company or its subsidiaries may be required to seek additional or alternative financing sources. Future disruption and volatility in credit market conditions could have a material adverse impact on the Company's ability or that of its subsidiaries to refinance debt when it comes due on terms similar to our current credit facilities, or to draw upon existing lines of credit or incur additional debt if needed. There can be no assurance therefore that any such financing will be available or available on acceptable terms. The inability to generate sufficient cash flows from operations or through financings could impair the Company's or its subsidiaries' liquidity and would likely have a material adverse effect on their businesses, financial condition and results of operations.

Our business strategy includes acquisitions, and acquisitions entail numerous risks, including the risk of management diversion and increased costs and expenses, all of which could negatively affect the Company's profitability.

Our business strategy includes, among other things, strategic acquisitions, as well as potential opportunistic acquisitions and strategic actions with respect to our existing investments, such as restructurings, strategic partnerships and collaborations and activist activity. This overall acquisition and investment strategy entails several risks, including the diversion of management's attention from other business concerns, the incurrence of substantial legal and other advisory fees (including, in the case of activist activity, proxy solicitation fees) and the potential need to finance such acquisitions with additional equity and/or debt. Additionally, to the extent that we are already invested in the entities that are the subject of our acquisitions and other activities, our actions may be temporarily disruptive to the value of the investments, which could adversely affect our financial condition.

In addition, once completed, acquisitions may entail further risks, including: unanticipated costs and liabilities of the acquired businesses, including environmental liabilities, that could materially adversely affect our results of operations; increased regulatory compliance relating to the acquired business; difficulties in assimilating acquired businesses, their personnel and their financial reporting systems, which would prevent the expected benefits from the transaction from being realized within the anticipated timeframe; negative effects on existing business relationships with suppliers and customers; and loss of key employees of the acquired businesses. In addition, any future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expense related to intangible assets, which could have a material adverse effect on our business, financial condition, operating results and cash flows, or the issuance of additional equity, which could dilute our unitholders' interests.

There can be no assurance that we will be able to negotiate any pending acquisition successfully, receive the required approvals for any acquisition or otherwise conclude any acquisition successfully, or that any acquisition will achieve the anticipated synergies or other positive results. Overall, if our acquisition strategy is not successful or if acquisitions are not well integrated into our existing operations, the Company's profitability, business and financial condition could be negatively affected.

Divestitures and contingent liabilities from divested businesses could adversely affect our business and financial results.

We continually evaluate the performance and strategic fit of all of our businesses and may sell businesses or product lines. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain contingent liabilities, including environmental liabilities, related to the divested business. When we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the achievement of our strategic objectives. We may also dispose of a business at a price or on terms that are less desirable than we had anticipated, which could result in significant asset impairment charges, including those related to goodwill and other intangible assets, that could have a material adverse effect on our financial condition and results of operations. In addition, we may experience greater dis-synergies than expected, the impact of the divestiture on our revenue growth may be larger than projected, and some divestitures may be dilutive to earnings. There can be no assurance whether the strategic benefits and expected financial impact of any divestiture will be achieved. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows.

We may sustain losses in our investment portfolio, which could have an adverse effect on our results of operations, financial condition and liquidity.

A portion of our assets consists of equity securities which are adjusted to fair value each period, as well as other investments. An adverse change in economic conditions or setbacks to such companies, their operations or business models may result in a decline in the value of these investments. Such declines in value are principally recognized in net income or loss in accordance with U.S. GAAP. Any adverse changes in the financial markets and declines in value of our investments may result in additional losses and could have an adverse effect on our results of operations, financial condition and liquidity.

If our businesses are unable to adequately obtain or protect the intellectual property and licenses upon which they rely, or other third parties claim that our businesses have infringed upon or otherwise violated their intellectual property, we could face material adverse effects to our financial condition, businesses and results of operations.

The success of each of our businesses depends in part on the trademarks and patents that they own, or their licenses to use others', brand names, proprietary technology and manufacturing techniques. In addition to trademark and patent protection, these businesses rely on copyrights, trade secrets, confidentiality procedures and contractual provisions to protect their intellectual property rights. The steps they have taken to protect their intellectual property rights may not prevent third parties, including our competitors, from using their intellectual property without their authorization or independently developing substantially similar intellectual property. Infringement or misappropriation of our businesses' intellectual property rights, such as the unauthorized manufacture or sale of materials, could result in uncompensated lost market and revenue opportunities. Despite these steps to monitor and detect unauthorized use of our businesses' intellectual property by third parties, any such unauthorized use could reduce or eliminate any competitive advantage our businesses have developed, cause them to lose sales or otherwise harm their business. The businesses' ability to enforce their intellectual property rights is subject to litigation risks, as well as uncertainty as to the protection and enforceability of those rights in some countries. If the businesses seek to enforce their intellectual property rights, it may be subject to claims that those rights are invalid or unenforceable, and others may seek counterclaims against the businesses, which could have a negative impact on their business. If the businesses are unable to enforce and protect intellectual property rights, or if they are circumvented, rendered obsolete or invalidated by the rapid pace of technological change, or stolen or misappropriated by employees or third parties, it could have an adverse impact on their competitive position and business.

Third parties may also assert claims that the products, solutions and services of our businesses' infringe upon the rights of others. Whether or not meritorious, defense of these claims can be expensive and time-consuming to defend and resolve, and may divert the efforts and attention of management and personnel. In addition, the laws of foreign countries may not effectively protect our businesses' intellectual property rights. In such cases, the unauthorized use of proprietary information and intellectual property may be made more difficult, time-consuming and costly and could subject our businesses to significant liability for damages and invalidate their property rights. If our businesses face

claims based on the theft or unauthorized use or disclosure of third-party trade secrets and other confidential business information, defense against such claims could result in significant expenses and harm our competitive position, all of which could have a significant adverse impact on our business and results of operations.

We conduct business outside of the United States, which may expose us to additional risks not typically associated with companies that operate solely in the United States.

We conduct business and have operations or own interests in securities of companies with operations outside the United States. These operations have additional risks, including risks relating to currency exchange, changes in tariffs, less developed or efficient financial markets than in the United States, absence of uniform accounting, auditing and financial reporting standards, differences in the legal and regulatory environment, different publicly available information in respect of companies in non-U.S. markets, economic and political risks, public health crises and possible imposition of non-U.S. taxes. There can be no assurance that adverse developments with respect to such risks will not adversely affect our assets that are held in certain countries or the returns from these assets.

We also face several risks inherent in conducting business internationally, including compliance with international and U.S. laws and regulations that apply to our international operations. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, U.S. laws such as export control laws and the Foreign Corrupt Practices Act, and similar laws in other countries which also prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, there is a risk that some provisions may be inadvertently breached. Also, we may be held liable for actions taken by our local partners. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, administrative remedies and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products and services in one or more countries.

In addition, a significant portion of Steel Connect's revenue historically has come from Mainland China, and Steel Connect's business in turn faces certain specific risks relating to operations in Mainland China and its complex and unpredictable political, economic and legal environment. The interpretation and enforcement of many laws, regulations and rules in China involve significant uncertainties, including with respect to intellectual property protection. The legal protections and remedies available in the event of any claims or disputes related to, among other things, confidential information or intellectual property, may be limited and any litigation in Mainland China may be protracted and result in substantial costs and diversion of resources and management attention. Moreover, Steel Connect's ability to operate in Mainland China may be adversely affected by changes in U.S. and Chinese laws and regulations, such as those related to, among other things, international trade, taxation, intellectual property, currency controls, network security, employee benefits and other matters. Additionally, the U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from Mainland China and has taken steps toward restricting trade in certain goods. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. If any of these events occur, Steel Connect's business, financial condition and results of operations could be materially and adversely affected.

Global trade issues and changes in and uncertainties with respect to trade policies, trade sanctions, tariffs and international trade disputes, may significantly increase the costs or limit supplies of materials and products used in our operations.

We import raw materials and products used in our operations from jurisdictions outside of the United States. There is inherent risk, based on the complex relationships among the United States and the countries in which we conduct our business, that political, diplomatic, and national security factors can lead to global trade issues and changes in trade policies and export regulations. Trade restrictions, including withdrawal from or modification of existing trade agreements, negotiation of new trade agreements, non-tariff trade barriers, local content requirements, and imposition of new or retaliatory tariffs against certain countries or covering certain products, including developments in U.S.-China trade relations and sanctions against Russia, could limit our ability to Import certain raw materials and products used in our operations. Policies impacting exchange rates and commodity prices or those limiting the export or import of commodities could have a material adverse effect on the international flow of commodities, which may result in a corresponding negative effect on our operations.

The United States has recently enacted and proposed to enact significant new tariffs. There continues to exist significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, treaties and tariffs. These trade conflicts and related escalating governmental actions that result in additional tariffs, duties and/or trade restrictions could increase our operating costs, cause disruptions or shortages in our supply chains and/or negatively impact the United States, regional or local economies, and, individually or in the aggregate, materially and adversely affect our business and our consolidated financial results.

Litigation or compliance failures could adversely affect our profitability.

The nature of our businesses and our investment strategies expose us to various litigation matters. We contest these matters vigorously and make insurance claims where appropriate. However, litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of any litigation. These lawsuits may include claims for compensatory damages, punitive and consequential damages and/or injunctive relief. The defense of these lawsuits may divert our management's attention, we may incur significant expenses in defending these lawsuits, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial condition. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses or result in significantly higher premiums in the future. In addition, developments in legal proceedings in any given period may require us to adjust the loss contingency estimates that we have recorded in our consolidated financial statements, record estimates or reserves for liabilities or assets previously not susceptible of reasonable estimates or pay cash settlements or judgments. Any of these developments could adversely affect our financial condition in any particular period. Although we make accruals as we believe warranted, the amounts that we accrue could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. For more information, see Part I, Item 3, "Legal Proceedings".

A significant disruption in, or breach in security of, our technology systems could adversely affect our business.

We rely on information and operational technology systems in the conduct of our business to process, transmit and store electronic information, to manufacture our products and to manage or support a variety of critical business processes and activities. In some cases, we may rely upon third-party providers of hosting, support and other services to meet our information technology requirements. Our information and operational technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, ransomware attacks, natural disasters and defects in design. We may also face increased cybersecurity risks associated with an extensive workforce now working remotely, as remote working environments have become less secure and more susceptible to hacking attacks, including phishing and social engineering attempts. Cybersecurity incidents in particular are evolving and include, but are not limited to, use of malicious software, attempts to gain unauthorized access to data or control of automated production systems, and other security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. We have implemented various measures to manage and mitigate risks related to technology systems and network disruption. We maintain an information security program that includes cybersecurity awareness training for employees, consistent infrastructure security practices across user account access, endpoint protection, email and perimeter security, as well as continuous monitoring and logging of network activity and tracking for rapid incident response. We believe that these preventative actions provide us and our businesses with adequate measures of protection against security breaches and work to reduce technology disruptions and cybersecurity risks. However, given the unpredictability of the timing, nature and scope of technology security incidents and disruptions, our businesses have been, and could potentially be, subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, theft, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our competitive position, financial condition, reputation or results of operations. We have experienced, and could experience in the future, actual or attempted cyber-attacks of our information technology systems or networks, yet none of these actual or attempted cyber-attacks has had a material effect on our operations or financial condition. Further, any failure by our hosting and support partners or other third-party service providers in the performance of their services could materially harm our business.

A breach of our information technology systems could also result in the misappropriation of intellectual property, business plans or trade secrets. Any failure of our systems or those of our third-party service providers could result in unauthorized access or acquisition of such proprietary information, and any actual or perceived security breach could cause significant damage to our reputation and adversely impact our relationships with our customers. Additionally,

while our security systems are designed to maintain the physical security of our facilities and information systems, accidental or willful security breaches or other unauthorized access by third parties to our facilities or our information systems could lead to misappropriation of proprietary and confidential information.

If any person, including any of our employees or those with whom we share such information, negligently disregards or intentionally breaches our established controls with respect to our client, customer or employee data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, litigation, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions.

We take cybersecurity seriously and devote significant resources and tools to protect our systems, products and data, prevent unwanted intrusions and disclosures and provide periodic training to our employees, in compliance with applicable U.S. federal and state laws and non-U.S. laws and regulations addressing cybersecurity. However, these security and compliance efforts are costly to implement and may not be successful. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modifying or enhancing our systems in the future. There can be no assurance that we will be able to prevent, detect and adequately address or mitigate such cyber-attacks or security breaches. We may also be required to expend resources to remediate cyber-related incidents or to enhance and strengthen our cybersecurity. Based on our cybersecurity program, we do not maintain dedicated cybersecurity insurance. Any cybersecurity breach could have a material adverse effect on our operations and our reputation and could cause irreparable damage to us or our systems, regardless of whether we or our third-party providers are able to adequately recover critical systems following a systems failure.

Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased cost to us or could limit our service offerings.

Some of our businesses collect and store personal data and any security breaches of our systems could result in the misappropriation or unauthorized disclosure of personal data belonging to us or to our employees, partners, customers or suppliers. The regulatory environment surrounding information security and privacy is increasingly demanding. We are subject to numerous U.S. federal and state laws and non-U.S. laws and regulations governing the privacy, security and protection of personal and confidential information of our customers and employees. In particular, the European Union ("E.U.") has adopted the General Data Protection Regulation, (the "GDPR"), which contains numerous requirements for processing personal data of, and honoring the exercise of GDPR specific rights by, E.U.-based data subjects and provides for penalties up to the greater of €20,000 or 4% of worldwide gross revenue for violation. We are subject to the GDPR with respect to our E.U. operations and employees. Privacy laws such as the GDPR and similar laws and regulations are increasing in complexity and number, change frequently and sometimes conflict. In particular, as the E.U. member states reframe their national legislation to harmonize with the GDPR, we will need to monitor compliance with each relevant E.U. member states' laws and regulations, including where permitted derogations from the GDPR are introduced. U.S. states, such as California, have adopted comprehensive data privacy laws. Additional laws may be enacted at the state or at the U.S. federal level. The GDPR, any resultant changes in E.U. member states' national laws and regulations, and existing or new U.S. federal or state data privacy laws and regulations may increase our compliance obligations and may necessitate the review and implementation of policies and processes relating to our collection, security and use of data.

This increase in compliance obligations could also lead to an increase in compliance costs which may have an adverse impact on our business, financial condition and results of operations. Moreover, failure to comply with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy or security complaints, could subject us to regulatory sanctions, criminal prosecution or civil liability. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices and suffer reputational harm.

Labor disputes, as well as the continued or further unionization of our, and our suppliers', workforce could increase our costs and cause work stoppages that may have an adverse effect on our business.

Some of our businesses are party to collective bargaining agreements with various labor unions in the United States and internationally. For more information, see Part I, Item 1, "Business — Employees". We may be subject to, among other things, strikes, work stoppages or work slowdowns as a result of disputes under these collective bargaining agreements and labor contracts or our potential inability to negotiate acceptable contracts with these unions. If the unionized workers in the U.S. or internationally were to engage in a strike, work stoppage or other slowdown, if other

employees were to become unionized or if the terms and conditions in future labor agreements were renegotiated, our businesses could experience a significant disruption in their operations, which could cause them to be unable to deliver products to customers on a timely basis. Such disruptions could also result in loss of business and higher ongoing labor costs.

In addition, our Diversified Industrial segment may be impacted by work stoppages or slowdowns experienced by automakers, or their suppliers, which could result in slowdowns or closures of assembly plants where our products are included in assembled vehicles. In the past, a labor strike by the United Auto Workers ("UAW") resulted in temporary work stoppages or slowdowns at the U.S. locations of assembly plants and distribution facilities of certain of the Diversified Industrial segment's customers. The strike impacted our operations, but to date has not had a material impact on our consolidated results. The UAW reached a tentative labor agreement with each of the impacted auto makers. If the tentative agreements are not ratified, and a continued or expanded strike ensues, it could materially adversely impact our automotive supply chain (causing delay or non-delivery of goods and services) and could materially reduce the demand for our goods and services to our customers. If this occurs, it could have a material adverse effect on our business and our results of operations.

Additionally, we believe some of our direct and indirect suppliers have unionized workforces. Strikes, work stoppages or slowdowns experienced by suppliers could result in slowdowns or closures of facilities where components of our products are manufactured or delivered. Any interruption in the production or delivery of these components could reduce sales, increase costs and have a material adverse effect on us.

WebBank's status as lender of the loans it offers, and the ability of assignees to collect interest, may be challenged, and these challenges could negatively impact WebBank's ongoing and future business.

WebBank's business includes lending programs with Marketing Partners, where the Marketing Partners provide origination servicing for the loans and subsequently purchase the loans (or interests in the loans) that are originated by WebBank. There have been litigation and regulatory actions which have challenged lending arrangements where a bank has made a loan and then sold and assigned it to an entity that is engaged in assisting with the origination and servicing of the loan. Some of these cases have alleged that the marketing and servicing entity should be viewed as the "true creditor" of the loans originated through the lending program, and the bank should be disregarded. If this type of challenge is successful, state law interest rate limitations and other requirements that apply to non-bank lenders would then be applicable, instead of the federal interest rate laws that govern bank lenders. Other cases have relied on the claim that even if a bank originated a loan based on the federal interest rate laws, an assignee of a bank is not permitted to rely on the federal law and is instead subject to state law limitations. In addition, several states have adopted laws that purport to identify which entity is the lender of a loan. For example, in 2021, Maine adopted a law that, among other things, may deem an entity to be the lender of a loan if certain statutory criteria are met, such as a non-bank entity holds the "predominant economic interest" in a loan. Certain of these challenges have been brought or threatened in programs involving WebBank. In 2021, Congress enacted a joint resolution under the Congressional Review Act that was signed by the president that had the effect of repealing a regulation adopted by the Office of the Comptroller of the Currency. That regulation had provided clarity on the question of when a bank is the lender of a loan and, although not directly applicable to WebBank, may have provided support for the manner in which WebBank conducts its lending business. Because of the repeal, these arguments will not be available in the event of a future challenge. Additional cases or regulatory actions, if successfully brought against WebBank or its Marketing Partners or others, could negatively impact WebBank's ongoing and future business. WebBank continues to structure its programs, and to exercise control over these programs, to address these risks, although there can be no assurance that additional cases or regulatory actions will not be brought in the future. State regulators have also made claims that WebBank and its Marketing Partners are required to obtain licenses under state laws, and those licenses may have the effect of restricting the business of the licensed entity.

WebBank is subject to capital requirements, and SPLP could be called upon by the FDIC to infuse additional capital into WebBank to the extent that WebBank fails to satisfy its capital requirements.

WebBank is subject to capital requirements administered by various federal banking regulators in the U.S. and, accordingly, must meet specific capital guidelines. The federal banking regulators have implemented the global regulatory capital requirements of Basel III and certain requirements implemented by the Dodd-Frank Act. FDIC regulations implementing the Basel III Accord modified WebBank's minimum capital requirements by defining what constitutes capital for regulatory capital purposes and adding a 4.5% Common Equity Tier 1 ratio and increased the Tier 1 capital ratio requirement from 4% to 6%. FDIC regulations also require WebBank to comply with a total

capital ratio of 8% and a leverage ratio of 4%. Additionally, WebBank is expected to maintain a Capital Conservation Buffer (composed solely of common equity Tier 1 capital) equal to 2.5% above the new regulatory minimum capital requirements. The Capital Conservation Buffer is on top of the minimum risk-weighted capital ratios and had the effect of increasing those ratios by 2.5% each. A failure of WebBank to maintain the aggregate minimum capital required by the Capital Conservation Buffer will impair its ability to make certain distributions (including dividends and stock repurchases) and discretionary bonus payments to executive officers. A failure of WebBank to maintain capital as required by the FDIC's minimum capital requirements would subject WebBank to the FDIC's prompt corrective action regime, which may further impair WebBank's ability to make payments or distributions and may require a capital restoration plan or other corrective regulatory measures. As a result, our business, results of operations, financial condition and prospects could be adversely affected.

The Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC have continued to amend regulations implementing Basel III in the United States in certain respects and are expected to make further amendments to these regulatory capital rules. On July 27, 2023, the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC issued a proposal that would significantly revise U.S. regulatory capital requirements for large banking organizations. The proposal has not yet been finalized and further changes are expected. If adopted as proposed, it would not directly modify the capital requirements applicable to WebBank. However, the Company cannot predict whether any changes adopted in the final rule will have an impact on WebBank or whether there will be any additional amendments to the regulatory capital rules directly applicable to WebBank. The Company currently cannot predict the specific impact and long-term effects that Basel III and its implementation in the U.S. will have on WebBank and the banking industry more generally.

Furthermore, the Dodd-Frank Act codified a longstanding policy that all companies that directly or indirectly control an FDIC-insured bank are required to serve as a source of financial strength for such institution. As a result, SPLP could be called upon by the FDIC to infuse additional capital into WebBank to the extent that WebBank fails to satisfy its capital requirements, including at times that SPLP might not otherwise be inclined to provide it and even if doing so may adversely affect SPLP's ability to meet its other obligations, which include limitations on capital contributions to WebBank specified in the Company's senior credit facility.

WebBank's lending programs depend on relationships with Marketing Partners.

WebBank offers its lending programs with Marketing Partners. For the years ended December 31, 2024 and 2023, the two highest grossing contractual lending programs combined accounted for approximately 16.9% and 24.9%, respectively, of WebBank's total net revenue. If its Marketing Partners do not provide origination services or other services to WebBank, or provide those services in a faulty manner, that may negatively impact WebBank's ongoing and future business. Faulty services from service providers engaged by Marketing Partners may also may negatively impact WebBank's ongoing and future business. In addition, if the Marketing Partners or other third parties do not purchase the loans (or interests in loans) that are originated by WebBank, then WebBank may need to retain those loans (or interests in loans), which may negatively impact its ongoing and future business. Marketing Partners are also required to indemnify WebBank for certain liabilities that may arise from the lending programs. If Marketing Partners are unable or unwilling to satisfy their indemnification obligations, then WebBank would face increased risk from liability for claims made in private litigation or regulatory enforcement actions. Additionally, Marketing Partners may rely on outside sources of capital to meet their obligations. Market conditions and other factors may affect the availability of capital for Marketing Partners. The availability of capital may affect the volume of loans that can be originated through WebBank's lending programs. In recent periods, the availability of capital has been more limited for several of WebBank's Marketing Partners, resulting in a decrease in loan volume and a negative impact on WebBank's business.

WebBank is subject to risks of litigation from its borrowers or others regarding the processing of loans for the Paycheck Protection Program, or PPP, and risks that the Small Business Administration may not fund some or all PPP loan guaranties.

The CARES Act included a $349,000,000 loan program administered through the Small Business Administration ("SBA") and is referred to as the Paycheck Protection Program. The PPP had subsequently been expanded and extended under additional legislation. Under the PPP, small businesses and other entities and individuals could apply for loans from existing SBA lenders and other approved regulated lenders. WebBank participated as a lender in the PPP. Because of the short timeframe between the passing of the CARES Act and the opening of the PPP, there was some ambiguity in the laws, rules and guidance regarding the operation of the PPP along with the continually evolving

nature of the SBA rules, interpretations and guidelines concerning this program, which exposes WebBank to risks relating to noncompliance with the PPP. Since the launch of the PPP, several banks have been subject to litigation regarding the process and procedures that such banks used in processing applications for the PPP. As such, WebBank may be exposed to the risk of litigation, from both borrowers and non-borrowers that approached WebBank regarding PPP loans, regarding its process and procedures used in processing applications for the PPP. WebBank may also be subject to investigations or enforcement actions by state and federal authorities, including the SBA. If any such litigation or government action is brought against WebBank and is not resolved in a manner favorable to WebBank, it may result in significant financial liability or adversely affect its reputation. In addition, litigation and government actions can be costly, regardless of outcome. Any financial liability, litigation costs or reputational damage caused by PPP-related litigation or government actions could have a material adverse impact on WebBank's business, financial condition and results of operations.

WebBank also has credit risk on PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, underwritten, certified by the borrower, funded, or serviced by WebBank or its third-party servicers, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, certified by the borrower, funded, or serviced by WebBank or its third-party services, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of any loss related to the deficiency from WebBank.

We are subject to credit and interest rate risk in connection with our lending activities, and our financial condition and results of operations may be negatively impacted by factors that adversely affect our borrowers.

WebBank originates various types of credit products, and our financial condition and results of operations are affected by the ability of borrowers to repay their loans in a timely manner. Borrowers may be unable to repay their loans due to various factors, some of which are outside of their control. Similarly, borrowers under our commercial loans and related financing products (typically, small-sized businesses) may be more susceptible to even mild or moderate economic declines than larger commercial borrowers, which may subject WebBank to a higher risk of loan loss. Many borrowers have been negatively impacted by recent events impacting financial, real estate, and securities markets, including geopolitical turmoil, rising interest rates, inflation, adverse developments in the financial services industry, and other recent events that have caused market and economic volatility, and may continue to be similarly or more severely affected in the future. The risk of non-payment by borrowers is assessed through our underwriting processes and other risk management practices, which may not be able to fully identify, price and mitigate such risk. WebBank could also be impacted by tightening of the credit markets and other general economic declines that could result in a decrease in lending and demand for consumer loans.

WebBank derives a portion of its income from the excess of interest collected over interest paid. The rates of interest WebBank earns on assets and pays on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, WebBank's results of operations, like those of most financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of its assets and liabilities. WebBank monitors and measures its exposure to changes in interest rates in order to comply with applicable government regulations and to limit the risk that changing interest rates could have a negative impact on its results of operations. There can be no assurance, however, that, in the event of adverse changes in interest rates, WebBank's efforts to limit interest rate risk will be successful.

Our businesses have been, and may in the future be, adversely affected by conditions in the financial services industry.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar events, have in the past and may in the future lead to erosion of customer confidence in the banking system, deposit volatility, liquidity issues, and other adverse developments.

If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash and cash equivalents may be threatened. In addition, if any of our customers, suppliers, Marketing Partners or other parties

with whom we conduct business are unable to access funds, such parties' ability to pay or perform their obligations to us or to enter into new commercial arrangements requiring additional payments to us or additional funding could be adversely affected. Moreover, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. Any of these events could adversely affect our business and financial condition.

Changes in Steel Connect's relationships with significant clients, including the loss or reduction in business from one or more of them, could have a material adverse impact on its business.

Steel Connect depends on a small number of clients for a substantial portion of its business. For its fiscal years ended July 31, 2024 and 2023, Steel Connect's 10 largest clients accounted for approximately 81% and 83% of consolidated net revenue, respectively. Two customers accounted for approximately 38% and 15% of Steel Connect's consolidated net revenue for the fiscal year ended July 31, 2024, and two customers accounted for 41% and 13% of Steel Connect's consolidated net revenue for the fiscal year ended July 31, 2023. No other clients accounted for greater than 10% of Steel Connect's consolidated net revenue for its fiscal years ended July 31, 2024 and 2023.

In general, Steel Connect does not have any agreements which obligate any client to buy a material amount of services from it or designate it as an exclusive service provider. Consequently, Steel Connect's net revenue is subject to demand variability by its clients. The level and timing of orders placed by Steel Connect's clients vary for a variety of reasons, including seasonal buying by end-users, the introduction of new technologies and general economic conditions. Changes in relationships with significant clients may require Steel Connect to evaluate its other long-lived assets for impairment, which may require Steel Connect to record an impairment charge. Decreases in client demand or volumes or loss of business from one or more of these clients could have a materially adverse impact on Steel Connect's business, financial condition or results from operations.

In addition, a large portion of Steel Connect's revenue comes from clients in the technology and consumer products sectors, which is intensely competitive and subject to rapid changes. A reduction or interruption in supply, including disruptions to Steel Connect's global supply chain or a significant natural disaster (including as a result of climate change) or otherwise, a failure to appropriately cancel, reschedule, or adjust Steel Connect's requirements based on Steel Connect's business needs, or a decrease in demand for Steel Connect's services could materially adversely affect Steel Connect's business, operating results, and financial condition and could materially damage customer relationships. There has been and may continue to be market shortages of semiconductor and other electrical component supplies, which has affected, and could further affect, Steel Connect's clients in the computing and consumer electrical markets and, consequently, their demand for Steel Connect's offerings. During periods of component shortages for Steel Connect's clients, it may also encounter reduced client demand, and accordingly, Steel Connect's revenue and profitability could suffer until other component sources can be developed.

Our subsidiaries do not have long-term contracts with all of their customers, and the loss of customers with which we do not have long-term contracts could materially adversely affect our financial condition, business and results of operations.

Our businesses are based primarily upon individual orders, sales and service agreements with customers and not long-term contracts. As such, these customers could cease buying products or using our services at any time, for any reason, and with little or no notice, and we will have no recourse in the event a customer no longer wants to purchase products from us or use our services. If a significant number of our customers reduce or elect not to purchase products or use our services, or we have to make price concessions in order to retain certain customers, it could materially adversely affect our financial condition, business and results of operations. In the event of termination, our subsidiaries' contracts sometimes provide for fees for winding down the products or services, but these fees may not be sufficient for us to maintain the revenues associated with the canceled contract or to compensate for the losses incurred in finding replacement sources of revenue.

Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements, and a failure to meet its reporting and financial obligations, each of which could adversely affect our results of operations and financial condition.

We have in the past, and may in the future, conclude that our internal controls and procedures over financial reporting were not effective. Several years ago we identified material weaknesses in our internal control over financial reporting which were remediated as of December 31, 2022. However, the use of such remediation measures may not be sufficient going forward, and any failure to maintain effective internal control could lead us to conclude that we

have one or more material weaknesses in the future. Failure to maintain effective internal control or further revisions of our prior financial statements, among other things, could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common and preferred units and limit our ability to raise capital, may cause us to fail to meet our reporting obligations and may require us to incur additional costs to improve our internal control system. If we cannot provide reliable financial reports or prevent fraud and errors in our financial statements, our reputation and operating results could also be materially adversely affected. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC and other regulatory authorities or private litigation, which could require additional financial and management resources. For more information, including on our remediation plan, see Part II, Item 9A, "Controls and Procedures."

Epidemics, pandemics, outbreaks of disease and other adverse public health developments have, and may in the future have, an adverse effect on our business, results of operations, financial condition and cash flows.

Epidemics, pandemics, outbreaks of novel diseases and other adverse public health developments in countries and states where we operate may arise at any time. Such developments, including the COVID-19 pandemic, have had, and in the future may have, an adverse effect on our business, results of operations, financial condition and cash flows. These effects include disruption in the global financial markets, reduced customer demand for our businesses' products, disruption in or closures of our manufacturing operations or those of our customers and suppliers, delays and disruption in the supply chain, limited productivity and efficiency of our personnel, availability of qualified personnel and increased cybersecurity risks associated with remote working environments, could increase our costs, limit our ability to meet customer demand or otherwise have a material adverse effect on our business, results of operations, financial condition and cash flows. The extent to which our operating and financial results will be and may continue to be affected by public health emergencies will depend on various factors beyond our control, such as the continued severity and duration of the public health emergencies, including any sustained geographic resurgence; the emergence of new variants and strains of a contagious disease or virus; and the success of actions to contain or mitigate the effects of the public health emergency. A public health emergency, and volatile regional and global economic conditions stemming from a public health emergency, may also magnify the impact of other risks described in this "Risk Factors" section.

Loss of essential employees could have a significant negative impact on our business.

Our success is largely dependent on the skills, experience and efforts of our management and other employees. The loss of the services of one or more members of our senior management or of numerous employees with essential skills could have a negative effect on our business, financial condition and results of operations.

In particular, we rely on an adequate supply of skilled employees at our businesses. Trained and experienced personnel in our businesses' industries are in high demand. We cannot predict whether we will be able to attract, motivate and maintain an adequate skilled workforce necessary to operate our existing and future businesses efficiently, or that labor expenses will not increase as a result of a shortage in the supply of skilled personnel and inflationary pressures on wages thereby adversely impacting our financial performance. While our businesses generally operate with high employee turnover, any material increases in employee turnover rates or any widespread employee dissatisfaction could also have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Structure

The unitholders have limited recourse to maintain actions against the General Partner, the Board of Directors, our officers and the Manager.

The Limited Partnership Agreement of SPLP, or the "Partnership Agreement," contains broad indemnification and exculpation provisions that limit the right of a unitholder to maintain an action against the General Partner, the Board of Directors, our officers and the Manager, or to recover losses or costs incurred due to action or inaction by these parties which have a negative effect on the Company.

Our Partnership Agreement contains certain provisions that may limit the voting rights of some unitholders.

Our Partnership Agreement contains specific provisions that are intended to comply with regulatory limitations on the ownership of our securities as a result of our ownership of WebBank. Under the Partnership Agreement, a person or group that acquires beneficial ownership of 10% or more of the common units without the prior approval of the Board of Directors may lose voting rights with respect to all of its common units in excess of 9.9%.

There are certain interlocking relationships among us and certain affiliates of Warren G. Lichtenstein, our Executive Chairman, which may present potential conflicts of interest.

Warren G. Lichtenstein, our Executive Chairman and a substantial unitholder, is the Chief Executive Officer of our Manager. As of December 31, 2024, Mr. Lichtenstein directly owned approximately 4.2% of our outstanding common units. In addition, affiliates of our Manager, including Mr. Lichtenstein, beneficially own approximately 84.9% of our outstanding common units, although Mr. Lichtenstein disclaims beneficial ownership of any common units not directly held by him. We have entered into transactions and/or agreements with these entities. There can be no assurance that such entities will not have interests in conflict with our own, or that Mr. Lichtenstein will not have interests different than those of our unitholders.

Certain members of our management team may be involved in other business activities that may involve conflicts of interest, possibly diverting their attention from the Company's operations.

Certain individual members of our management team, including Warren G. Lichtenstein, our Executive Chairman, and Jack L. Howard, our President, may from time to time be involved in the management of other businesses, including those owned or controlled by our Manager and its affiliates. Accordingly, these individuals may focus a portion of their time and attention on managing these other businesses. Conflicts may arise in the future between our interests and the interests of the other entities and business activities in which such individuals are involved.

Risks Related to Our Manager

We depend on Warren G. Lichtenstein, the Chairman and Chief Executive Officer of the Manager, and Jack L. Howard, the President of the Manager, in running our businesses. The loss of their services could have a material adverse effect on our business, results and financial condition.

Our success depends on the efforts, skills, reputation and business contacts of Warren G. Lichtenstein, the Chairman and Chief Executive Officer of the Manager and Jack L. Howard, the President of the Manager. While the key members of the Manager have worked for the Manager and its affiliates for many years, our Manager does not have any employment agreements with any of the key members of its management team, and their continued service is not guaranteed. The loss of the services of Mr. Lichtenstein or Mr. Howard could have a material adverse effect on our asset values, revenues, net income and cash flows and could harm our ability to maintain or grow our existing operations or pursue additional opportunities in the future.

We cannot determine the amount of the Management Fee that will be paid or Class C partnership units that will be issued over time with any certainty.

The Manager is entitled to receive a fee (the "Management Fee") at an annual rate of 1.5% of total partners' capital. Our total partners' capital will be impacted by the performance of our businesses and other businesses we may acquire in the future, as well as the issuance of additional common or preferred units. Changes in our total partners' capital and in the resulting Management Fee could be significant, resulting in a material adverse effect on our results of operations. In addition, if our performance declines, assuming our total partners' capital remains the same, the Management Fee will increase as a percentage of our income. In addition, SPH SPV-I LLC, an affiliate of the Manager, holds incentive units which entitle the holder generally to share in 15% of the increase in the equity value of the Company, as calculated for the twenty trading days prior to each year end. The incentive units' share of such appreciation is reflected by classifying a portion of the incentive units as Class C units of the Company. Any issuance of such Class C units will result in dilution to existing limited partners' holdings in the Company. As of the annual measurement date on December 31, 2024, 76,323 incentive units vested. The incentive units are expected to be issued in the first quarter of our fiscal year ending December 31, 2025 and subsequently automatically convert into the same number of common units.

Our Manager's liability is limited under the Management Agreement, and we have agreed to indemnify our Manager against certain liabilities. Such indemnification may incentivize our Manager to take unnecessary risks with respect to actions for which it will be indemnified.

Under the Management Agreement, our Manager, its members, officers, employees, affiliates, agents and legal representatives are not liable for, and we have agreed to indemnify such persons from, any loss or expense, including without limitations, any judgment, settlement, reasonable attorneys' fees and other costs and expenses incurred in

connection with the defense of any actual or threatened proceeding, other than losses resulting from willful misconduct or gross negligence in the performance of such indemnified person's obligations and duties. Such indemnification may incentivize our Manager to take unnecessary risks with respect to actions for which it will be indemnified.

The Partnership Agreement limits the General Partner's fiduciary duties to our unitholders.

The Partnership Agreement contains provisions that modify and reduce the fiduciary standards to which the General Partner otherwise would be held by state fiduciary duty law. For example, our Partnership Agreement provides that when our General Partner is acting in its individual capacity, as opposed to in its capacity as our General Partner, it may act without any fiduciary obligations to holders of our units, whatsoever. When our General Partner, in its capacity as our general partner, is permitted or required to make a decision in its "sole discretion" or "discretion" or that it deems "necessary or appropriate" or "necessary or advisable," then, except as otherwise provided in our Partnership Agreement, our General Partner will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any holder of our units and will not be subject to any different standards imposed by our Partnership Agreement, the Delaware Limited Partnership Act, or under any other law, rule or regulation or in equity. These standards reduce the obligations to which our General Partner would otherwise be held.

The above modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and holders of our units will only have recourse and be able to seek remedies against our General Partner if our General Partner breaches its obligations pursuant to our limited Partnership Agreement. Unless our General Partner breaches its obligations pursuant to our Partnership Agreement, we and holders of our units will not have any recourse against our General Partner even if our General Partner were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our Partnership Agreement, our Partnership Agreement provides that our General Partner and its officers and directors will not be liable to us or holders of our units for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our General Partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct. These provisions restrict the remedies available to unitholders for actions that without such limitations might constitute breaches of duty including fiduciary duties.

Risks Related to Our Common and Preferred Units

We may issue additional common or preferred units, or other series of units, in the future without the consent of unitholders and at a discount to the market price of such units. In particular, sales of significant amounts of the common or preferred units may cause the respective prices of the units to decline.

Under the terms of the Partnership Agreement, additional common or preferred units, or additional series of units, may be issued without the consent of unitholders at a discount to the market price. In addition, other classes of securities may be issued with rights that are senior to or which otherwise have preferential rights to the rights of the common and preferred units. Sales of significant amounts of the common or preferred units in the public market or the perception that such sales of significant amounts may occur could adversely affect their respective market prices. Moreover, the perceived risk of any potential dilution could cause common or preferred unitholders to attempt to sell their units and investors to "short" the common or preferred units, a practice in which an investor sells units that he or she does not own at prevailing market prices, hoping to purchase units later at a lower price to cover the sale. Any event that would cause the number of common or preferred units being offered for sale to increase would likely cause the respective units' market price to further decline. These sales might also make it more difficult for us to sell additional common or preferred units in the future at a time and price that we deem appropriate.

Transfer restrictions contained in the Company's Partnership Agreement and other factors could hinder the development of an active market for our common or preferred units.

There can be no assurance as to the volume of our common or preferred units or the degree of price volatility for our common and preferred units traded on the New York Stock Exchange. There are transfer restrictions contained in the Company's Partnership Agreement to help protect the tax benefits of the net operating loss ("NOL") carryforwards of certain of the Company's corporate subsidiaries and other portfolio companies, and such transfer restrictions could hinder development of an active market for our common and preferred units. Unless renewed, the transfer restrictions will expire on June 1, 2025.

The preferred units give the holders thereof liquidation and distribution preferences over our common unitholders.

We currently have one series of preferred units outstanding. All of these units rank senior to the common units with respect to distribution rights and rights upon liquidation. Subject to certain exceptions, as long as any preferred units remain outstanding, we may not declare any distribution on our common units unless all accumulated and unpaid distributions have been declared and paid on the preferred units. In the event of our liquidation, winding-up or dissolution, the holders of the preferred units would have the right to receive proceeds from any such transaction before the holders of the common units. The payment of the liquidation preference could result in common unitholders not receiving any consideration if we were to liquidate, dissolve or wind up, either voluntarily or involuntarily.

Risks Related to Taxation

All statutory references in this section are to the Internal Revenue Code of 1986, as amended, or the "Code."

Our common unitholders may be subject to U.S. federal, state and other income tax on their share of our taxable income, regardless of whether they receive any cash distributions from us.

As long as the Company is treated for U.S. federal income tax purposes as a partnership and not as a publicly traded partnership taxable as a corporation, our common unitholders will be subject to U.S. federal, state, local and possibly, in some cases, foreign income tax on their allocable share of our taxable income, whether or not they receive cash distributions from us. Distributions to a unitholder will generally be taxable to the unitholder for U.S. federal income tax purposes only to the extent the amount distributed exceeds the unitholder's tax basis in the unit, in contrast with the treatment of a shareholder in a corporation, who will generally report a distribution of earnings from the corporation as dividend income for U.S. federal income tax purposes. In contrast, unitholders who receive a distribution of earnings from the Company will not report the distribution as dividend income but will instead report the holder's allocable share of the Company's items of income, gain, loss, deduction, and credit for U.S. federal income tax purposes.

Any future determination to declare distributions on the Company's common units will remain at the discretion of the Board of Directors of the General Partner and is separately determined regardless of the allocation of taxable income. Accordingly, our common unitholders may be required to make tax payments in connection with their ownership of common units that exceed their cash distributions in any given year. Common unitholders may not receive cash distributions equal to their allocable share of our net taxable income or gain, or even the amount of their U.S. federal, state, and local income tax liability that results from that income or gain. To the extent taxable income is allocated to unitholders in excess of the cash distributions made, the excess amount would typically be applied to increase the tax basis of unitholders' investment in the Company under applicable U.S. federal income tax laws.

Items of income, gain, loss and deduction with respect to the units could be reallocated if the IRS does not accept the assumptions or conventions used by the Company in allocating such items.

U.S. federal income tax rules applicable to partnerships are complex and often difficult to apply to publicly traded partnerships. The Company will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report items of income, gain, loss and deduction to unitholders in a manner that reflects the unitholders' beneficial interest in such tax items, but these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. It is possible that the U.S. Internal Revenue Service (the "IRS") will successfully assert that the conventions and assumptions used by the Company do not satisfy the technical requirements of the Code or the Federal Tax Regulations codified under 26 C.F.R., referred to herein as the Treasury Regulations, and could require that items of income, gain, loss and deduction be adjusted or reallocated in a manner that adversely affects one or more unitholders.

The Company and its current unitholders may be liable for adjustments to the Company's prior year tax returns as a result of centralized partnership audit procedures.

For tax years beginning on or after January 1, 2018, the Company is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (the "Centralized Partnership Audit Regime"). Under the Centralized Partnership Audit Regime, any IRS audit of the Company would be conducted at the Company level, and if the IRS determines an adjustment is warranted, the default rule is that the Company would pay an "imputed underpayment" including interest and penalties, if applicable, resulting from such adjustment. The Company may instead elect to

make a "push-out" election, in which case the partners for the year that is under audit would be required to take into account the adjustment on their own income tax returns and the Company would not be liable for such adjustments. There can be no assurance that the Company will be eligible to make such an election or that the Company will, in fact, make such an election for any given adjustment. If the Company is not able to or otherwise does not make such an election, then our then-current unitholders, in the aggregate, could indirectly bear income tax liabilities in excess of the aggregate amount of taxes that would have been due had the Company elected the alternate procedure, and then-current unitholders may bear taxes attributable to income allocable to other unitholders or former unitholders, including taxes (as well as penalties and interest, if applicable) with respect to periods prior to such holder's ownership of common units. Amounts available for distribution to our unitholders may be reduced as a result of our obligation to pay taxes associated with an adjustment.

Changes in tax rates, laws or regulations, including U.S. government tax reform, could have a negative impact on our results of operations.

The Company and its subsidiaries are subject to taxation in the U.S. and foreign jurisdictions, and changes in various tax laws can and do occur. For example, on December 22, 2017, the U.S. enacted tax reform that made substantial changes to the Code, including (i) a reduction in the U.S. corporate income tax rate from 35% to 21% beginning in 2018, (ii) limitation of annual deductions for interest net expense to no more than 30% of our "adjusted taxable income" plus 100% of our business interest income for the year and (iii) permitting a taxpayer to offset only 80% (rather than 100%) of its taxable income with any U.S. NOLs generated for taxable years beginning after 2017. The U.S. Department of the Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations in the period issued, and while Treasury Regulations and other guidance have been issued to provide clarification, certain aspects of this law remain unclear. In addition, on August 16, 2022, the U.S. enacted the Inflation Reduction Act ("IRA"), which, among other provisions, imposes a 15% minimum tax on the adjusted financial statement income of certain large corporations and a 1% excise tax on corporate stock repurchases by U.S. publicly traded corporations and certain U.S. subsidiaries of non-U.S. publicly traded corporations. Although no material impact is expected, the full effect of these and other tax legislation on the operations of the Company and its subsidiaries is uncertain and may impact the Company's financial results. Under various provisions of the Code and relevant case law, the IRS has also become increasingly aggressive in deploying "soft doctrines" to challenge transactions as prioritizing form over economic substance and being motivated by tax considerations. The application of these doctrines is often uncertain and could produce adverse tax results with respect to transactions in which we engage.

Additionally, longstanding international tax norms that determine each country's jurisdiction to tax cross-border international trade are subject to potential evolution. In connection with the Base Erosion and Profit Shifting Integrated Framework provided by Organization for Economic Cooperation and Development (the "OECD"), in October 2021 over 135 jurisdictions agreed to align on a minimum corporate tax rate and an expansion of the taxing rights of market countries, and therefore determination of multijurisdictional taxation rights and the rate of tax applicable to certain types of income may be subject to potential change. There can be no assurance that future changes to the U.S. federal, state, local and foreign tax laws will not be proposed or enacted that could materially or adversely impact our business or financial results. If and when any or all of these changes are put into effect, they could result in tax increases where we do business both in and outside of the United States, and could have a material adverse effect on the results of our operations.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes and is not assured. If we are taxed as a corporation for U.S. federal income tax purposes, it could adversely impact our results of operations.

A partnership generally is not a taxable entity under U.S. federal income tax law, and distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of money distributed to such partner exceeds the partner's adjusted basis in its partnership interest. Section 7704 generally provides that publicly traded partnerships are taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income of such partnership for every taxable year consists of "qualifying income" as defined in the Code, and for whom registration is not required under the Investment Advisers Act. We intend to manage our affairs so that we will meet the Qualifying Income Exception for our current taxable year and each succeeding tax year. Nonetheless, there can be no assurance that the

IRS will not disagree with the positions we take or that there will not be changes in our business or to U.S. federal income tax laws that could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to U.S. federal income taxation as an entity.

If we were taxed as a corporation, among other things, (i) our net income would be taxed at corporate income tax rates, which is currently 21%, and we would likely pay state income tax at varying rates, thereby substantially reducing our profitability, (ii) no income, gains, losses or deductions would flow through to our unitholders and (iii) distributions to our common unitholders generally would constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and would be taxable as such. Because a tax would be imposed upon us as a corporation, our cash available for distribution to a unitholder would be substantially reduced. Therefore, treatment of us as a corporation for U.S. federal income tax purposes would result in a material reduction in the anticipated cash flow and after-tax return to a unitholder, likely causing a substantial reduction in the value of our units.

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available.

The U.S. federal income tax treatment of our common unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the Internal Revenue Service, and the U.S. Department of Treasury, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations, and other modifications and interpretations. The present U.S. federal income tax treatment of owning our common units reflected herein may be modified by administrative, legislative, or judicial interpretation at any time, and any such action may affect investments and commitments previously made.

Our Partnership Agreement permits our General Partner to modify it from time to time, including the allocation of items of income, gain, loss and deduction (including unrealized gain and unrealized loss to the extent allowable under U.S. federal income tax law), without the consent of our unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation or to preserve the uniformity of our common units. In some circumstances, such revisions could have a material adverse impact on some or all common unitholders. In addition, we formed a subsidiary partnership, to which we contributed certain of our assets (the “Subsidiary Partnership”). To preserve the uniformity of common units, we (but not the Subsidiary Partnership) made an election permitted under Section 754, and we will adopt the remedial allocation method under Section 704(c) with respect to items of income, gain, loss and deduction attributable to assets contributed to us (which we will contribute to the Subsidiary Partnership), to account for any difference between the tax basis and fair market value of such assets at the time of contribution, or attributable to the “book-up” or “book-down” of our assets prior to their contribution to the Subsidiary Partnership, or while they were held by the Subsidiary Partnership, to account for the difference between the tax basis and fair market value of such assets at the time of a mark-to-market event. We intend generally to make allocations under Section 704(c) to our common unitholders in accordance with their respective percentage interests. However, built-in gain or built-in loss in existence and allocable to the assets we contributed to the Subsidiary Partnership, when recognized, will be allocated to our common unitholders as of the contribution date. We intend to prepare our tax returns on the basis that buyers of common units from such unitholders will not inherit such unitholders’ built-in gains or built-in losses as of that date as a result of the election under Section 754. However, it is not clear whether this position will be upheld if challenged by the IRS. While we believe it represents the right result, there is no law directly on point.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

A holder of common units that is a tax-exempt organization may be subject to U.S. federal income taxation to the extent that its allocable share of our income consists of unrelated business taxable income (“UBTI”). A tax-exempt partner of a partnership may be treated as earning UBTI if the partnership regularly engages in a trade or business that is unrelated to the exempt function of the tax-exempt partner, if the partnership derives income from debt-financed property (as we may borrow money) or if the tax-exempt organization’s partnership interest itself is debt-financed. Further, with respect to taxable years beginning after December 31, 2017, a tax-exempt entity with more than one unrelated trade or business (including by attribution from investment in a partnership such as ours that is engaged in one or more unrelated trades or businesses) may be required to compute the UBTI of such tax-exempt entity separately

with respect to each such trade or business (including for purposes of determining any net operating loss deduction). As a result, it may not be possible for tax-exempt entities to utilize losses from an investment in our partnership to offset unrelated business taxable income from another unrelated trade or business or vice versa.

If we are engaged in a U.S. trade or business, distributions to non-U.S. persons generally will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons generally will be required to file U.S. federal tax returns and pay tax on their share of our taxable income. Gain recognized from a sale or other disposition of our common units by a non-U.S. person may be subject to federal income tax as income effectively connected with a U.S. trade or business. Moreover, the transferee of our units (or the transferee's broker, if applicable) is generally required to withhold 10% of the amount realized by the transferor unless the transferor certifies that it is not a non-U.S. person. Recent final Treasury Regulations provide for the application of this withholding rule to open market transfers of interests in publicly traded partnerships beginning on January 1, 2023. Under these regulations, the "amount realized" for purposes of this withholding is the gross proceeds paid or credited upon the transfer.

Our interests in certain of our businesses are held in intermediate holding companies treated as corporations for U.S. federal income tax purposes; such corporations may be liable for significant taxes and may create other adverse tax consequences, which could potentially adversely affect the value of our common units.

The Company holds its interest in certain of our businesses through intermediate holding companies treated as corporations for U.S. federal income tax purposes. The intermediate holding companies are generally liable for U.S. federal income tax at regular rates on all of their taxable income as well as applicable state, local, and other taxes. These taxes reduce the amount of distributions available to be made on our common units. In addition, these taxes may be increased if the IRS or state tax authorities were to successfully reallocate deductions or income of the related entities conducting our business, which would likewise reduce the amount of cash available for distributions to holders of our common units and adversely affect the value of an investment in the Company.

Our subsidiaries may not be able to fully utilize their tax benefits, which could result in increased cash payments for taxes in future periods.

The past operations of certain of our subsidiaries and portfolio companies have generated significant net operating losses ("NOLs") and other tax benefits. NOLs may be carried forward to offset federal and state taxable income in future years and reduce the amount of cash paid for income taxes otherwise payable on such taxable income, subject to certain limitations and adjustments. If fully utilized, our subsidiaries' NOLs and other carryforwards could provide them with significant tax savings in future periods. Their ability to utilize these tax benefits in future years will depend upon their ability to generate sufficient taxable income and to comply with the rules relating to the preservation and use of NOLs, as well as potential future changes in tax laws. The potential benefit of the NOLs and other carryforwards may be limited or permanently lost as a result of the following:

- the inability to generate sufficient taxable income in future years to use such benefits before they expire as NOLs generated in tax years beginning on or before December 31, 2017, have a limited carryforward period;
- a change in control of our subsidiaries that would trigger limitations on the amount of taxable income in future years that may be offset by NOLs and other carryforwards that existed prior to the change in control; or
- examinations and audits by the IRS and other taxing authorities that could reduce the amount of NOLs and other credit carryforwards that are available for future years.

Certain of our subsidiaries maintain valuation allowances against their NOLs and other carryforwards due to uncertainty regarding their ability to generate sufficient taxable income in future periods to utilize such NOLs. Their inability to utilize the NOLs and other carryforwards could result in increased cash payments for taxes in future periods.

Holders of our common units may be subject to state, local, and foreign taxes and return filing requirements as a result of owning such units.

In addition to U.S. federal income taxes, holders of our common units may be subject to other taxes, including state, local, and foreign taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if the holders of our common units do not reside

in any of those jurisdictions. Holders of our common units may be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions in the U.S. and abroad. Further, holders of our common units may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unit holder to file all U.S. federal, state, local, and foreign tax returns that may be required of such unit holder.

The Company may not be able to furnish to each unitholder specific tax information within 90 days after the close of each calendar year, which means that holders of common units who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date for their income tax returns.

As a publicly traded partnership, our operating results, including distributions of income, dividends, gains, losses, or deductions, and adjustments to carrying basis, will be reported on Schedule K-1 and distributed to each unitholder annually. It may require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that Schedule K-1s may be prepared for the unitholders. Consequently, holders of common units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the applicable due date of their income tax return for the taxable year.

In addition, each unitholder generally is required to file U.S. federal and state tax returns consistently with the information provided by us for the taxable year for all relevant tax purposes. In preparing this information, we will use various accounting and reporting conventions to determine each unitholder's share of income, gain, loss, deduction, and credit. The IRS or state tax authorities may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to such holder's income or loss and could result in an increase in overall tax due.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Audit Committee ("Audit Committee") of the Company's Board of Directors (the "Board") is involved in the oversight of the Company's enterprise risk management program, including risks of cybersecurity threats. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on ensuring each operating company is implementing effective and efficient controls, technologies, and other processes to assess, identify, prevent and mitigate cybersecurity threats and effectively respond to cybersecurity incidents when they occur.

Cybersecurity risk management and strategy

Each operating company assesses its own cybersecurity risk profile and designs and implements technical safeguards and other risk management policies; however, as one of the critical elements of the Company's overall enterprise risk management approach, the Company's cybersecurity program to which all operating companies are a part, includes:

- **Collaboration:** Through ongoing communications with management and the Company's IT department, each operating company's IT department monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents applicable to the particular operating company in real time, and reports such threats and incidents to the Corporate Cyber Security Incident Team.
- **Technical Safeguards:** Although each operating company assesses and implements its appropriate technical safeguards for its business, generally the Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats such safeguards are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.
- **Incident Response and Recovery Planning:** The Company has established and maintains comprehensive incident response and recovery plans that address the Company's response to a cybersecurity incident. The Company has adopted a Cybersecurity Incident Policy and has established a Corporate Cyber Security Incident Team to timely, consistently, and compliantly address cybersecurity threats that may occur despite the Company's safeguards.

- **Outside Consultants:** The Company engages various outside consultants, including forensic specialists, public relations and data breach resolutions firms, outside attorneys and other third parties, to among other things, obtain information of a cybersecurity incident and isolate compromised systems and electronic data from further exposure; and determine and execute mitigation and remediation options and plans.

- **Education and Awareness:** The Company provides awareness training to its personnel regarding cybersecurity threats to help identify, avoid and mitigate cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company or its financial position, results of operations and/or cash flows.

Governance

As discussed above, the Board has delegated to the Audit Committee the responsibility for monitoring and overseeing the Company's overall cybersecurity and other information technology risks, controls, strategies and procedures. The Audit Committee periodically evaluates the Company's (and each operating company's) information security strategies to ensure its effectiveness. The Company's management reports to the Audit Committee as part of every quarterly scheduled meeting of the Audit Committee (or more frequently, as needed) regarding technological risk exposure and cybersecurity risk management strategy. In addition, the full Board may review and assess cybersecurity risks as part of its responsibilities for oversight of the Company's broad enterprise risk management program.

The Company's IT department, in coordination with the Company's legal department, General Counsel ("GC"), Chief Financial Officer ("CFO"), Senior Vice President of Finance ("SVP Finance") and as needed each operating company's IT department (collectively, the "Data Breach Response Team"), works collaboratively to promptly respond to any cybersecurity incidents in accordance with the Company's Cybersecurity Incident Policy. The Company's response planning is reviewed annually and kept up to date with industry developments.

Management's Expertise

The Company's Senior Vice President, Information Technology, holds a Master's degree in business administration and industrial psychology. He has served in various roles in information technology for over 27 years. Staying informed on developments in the cyber industry is crucial to the Company's effective prevention, detection, mitigation and remediation of any cybersecurity incidents.

Item 2. Properties

At December 31, 2024, we operated in 90 locations consisting of manufacturing facilities, warehouses, offices, sales, service and laboratory spaces throughout the United States and internationally. Of these, we owned 25 locations consisting of approximately 2.1 million square feet and leased space at 65 locations consisting of approximately 3.0 million square feet.

At December 31, 2024 we had major operations at the following locations:

- Diversified Industrial — Camden, Delaware; Brewster, New York; Bristol, Pennsylvania; Addison and Glendale Heights, Illinois; Evansville, Indiana; Agawam, Massachusetts; Rockford, Minnesota; St. Louis, Missouri; Charlotte and Statesville, North Carolina; Anderson, South Carolina; Cudahy, Muskego and Pleasant Prairie, Wisconsin; Warwick, Rhode Island; Laval, Canada; Matamoros, Mexicali and Tecate, Mexico; Welham Green and Blackwood, United Kingdom; Freiburg and Pansdorf, Germany; Riberac, France; and Suzhou, China.

- Energy — The Energy business owns office space in Williston, North Dakota; Farmington, New Mexico; and Andrews, Texas; and leases office space in Johnstown, Colorado and Midland, Texas. Steel Sports leases space in Yaphank, New York and Johnstown, Colorado for its baseball service operations and office space in Virginia Beach, Virginia; and Somerville, NJ.

- Financial Services — Salt Lake City, Utah; Summit, New Jersey; Denver, Colorado; and Miami, Florida.

- Supply Chain — ModusLink leases space in Miami, Florida; Smyrna, Tennessee; Tlaquepaque, Zapopan and Apodaca, Mexico; Milperra, Australia; Chongqing, Kunshan, Shanghai and Shenzhen, China; Penang, Malaysia; Singapore; Apeldoorn and Venray, Netherlands; Brno, Czech Republic; Cork and Kildare, Ireland; and Phan Thong, Thailand.
- Corporate — New York, New York; Hermosa Beach, California; and Miami, Florida.

Management believes all of our properties have been well maintained, are in good condition and are adequate and suitable for our business as presently conducted.

Item 3. Legal Proceedings

In the ordinary course of our business, the Company is subject to periodic lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes, employment, environmental, health and safety matters, claims associated with our historical acquisitions and divestitures, and other legal proceedings. For more information on material legal proceedings which are ongoing or recently resolved, see “Litigation Matters” in Note 19 — “Commitments and Contingencies” to the Consolidated Financial Statements, included in Part II, Item 8, Financial Statements and Supplementary Data, of this Report. For an additional discussion of certain risks associated with legal proceedings, see also Part I, Item 1A, “Risk Factors” of this Report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common units, no par value, are listed on the New York Stock Exchange under the symbol "SPLP."

Holders

As of December 31, 2024, there were approximately 96 unitholders of record, including Cede & Co., the nominee of the Depository Trust Company. The number of record holders may not be representative of the number of beneficial owners of our common units, whose units are held in street name by banks, brokers and other nominees.

Dividends

We do not pay any dividends on our common units and do not anticipate declaring or paying any cash dividends on our common units in the foreseeable future. Payment of future dividends on our common units, if any, will be at the discretion of our Board of Directors, after taking into account various factors, including our financial condition, operating results, any restrictions on payment of dividends under our credit facilities, current and anticipated cash needs and plans for expansion.

Equity Performance Graph

Consistent with the rules applicable to "Smaller Reporting Companies," we have elected scaled disclosure reporting, and therefore have omitted information required by this Item.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

The Board of Directors has approved the repurchase of up to an aggregate of 9,520,240 of the Company's common units (the "Repurchase Program"). Any purchases made under the Repurchase Program will be made from time to time on the open market or in negotiated transactions off the market, in compliance with applicable laws and regulations. The timing, manner, price and amount of any repurchase will depend on economic and market conditions, share price, trading volume, applicable legal requirements and other factors. In connection with the Repurchase Program, the Company may enter into a stock purchase plan. The Repurchase Program has no termination date.

During the year ended December 31, 2024, the Company purchased 2,360,634 common units for an aggregate purchase price of $109,411. Under the Repurchase Program, during the year ended December 31, 2024, the Company purchased 1,092,831 common units for an aggregate purchase price of $46,021. From the inception of the Repurchase Program until December 31, 2024 the Company had purchased 8,901,451 common units for an aggregate purchase price of approximately $210,418. As of December 31, 2024, there remained 618,789 units that may yet be purchased under the Repurchase Program.

In addition to common units repurchased under the Repurchase Program, on September 1, 2024, the Company's Board of Directors approved the Company entering into a purchase agreement with the Hale Entities pursuant to which the Company purchased an aggregate of 1,267,803 common units from the Hale Entities for an aggregate purchase price of $63,390.

The following table provides information about our repurchases of common units during the quarter ended December 31, 2024. During that period, we did not act in concert with any affiliate or any other person to acquire any of our common stock and, accordingly, we do not believe that purchases by any such affiliate or other person (if any) are reportable in the following table.

Period	Total number of units purchased	Average price paid per unit	Total number of units purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of units that may yet be purchased under the plans or programs
October 1 – 31, 2024	—	$ —	—	720,463
November 1 – 30, 2024	98,764	$ 42.72	98,764	621,699
December 1 – 31, 2024	2,910	$ 41.52	2,910	618,789
Total	101,674		101,674	

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto that are available elsewhere in this Report. The following is a discussion and analysis of SPLP's consolidated results of operations for the years ended December 31, 2024 and *2023. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Report, particularly in Part I, Item 1A, "Risk Factors". All monetary amounts used in this discussion are in thousands, except common and preferred units, per common and preferred unit, and per share data.*

Business Segments

SPLP operates through the following segments: Diversified Industrial, Energy, Financial Services and Supply Chain, which are managed separately and offer different products and services. Corporate and Other consists of several consolidated subsidiaries, including Steel Services, equity method and other investments, and cash and cash equivalents. Its income or loss includes certain unallocated general corporate expenses. For a more complete description of the Company's segments, see Part I, Item 1, "Business — Products and Product Mix" found elsewhere in this Report.

Significant Developments

Following is a summary of significant developments that have impacted the Company in 2024 and early 2025. For additional discussion of these matters, please see the Company's Consolidated Financial Statements, included in Part II, Item 8, Financial Statements and Supplementary Data, of this Report.

Steel Connect Transfer and Exchange Agreement

On April 30, 2023, the Company and Steel Connect, Inc., executed a series of agreements, in which the Company and certain of its affiliates (the "Steel Partners Group") transferred an aggregate of 3,597,744 shares of common stock, par value $0.10 per share, of Aerojet Rocketdyne Holdings, Inc. ("Aerojet") held by the Steel Partners Group to Steel Connect in exchange for 3,500,000 shares of newly created Series E Convertible Preferred Stock of Steel Connect (the "Series E Convertible Preferred Stock" and such transfer and related transactions, the "Exchange Transaction"). As of the date of the Exchange Transaction, upon conversion of the Series E Convertible Preferred Stock, when combined with STCN common stock, STCN convertible debt, if converted, and STCN Series C preferred shares, also if converted, owned by the Company, would have resulted in the Steel Partners Group holding approximately 84.0% of the outstanding equity interests of Steel Connect. The Exchange Transaction closed on May 1, 2023.

Steel Connect Short-Form Merger

On November 27, 2024, the Audit Committee of the Board of Directors of Steel Connect approved a short-form merger transaction (the "Short-Form Merger") between Steel Connect and an indirect, wholly-owned subsidiary of SPLP, which at the effective time of the Short-Form Merger (the "Effective Time"), together with its affiliates, owned greater than 90% of the outstanding common stock, par value $0.01 per share (the "Steel Connect Common Stock") of Steel Connect, on an as-converted basis. Immediately prior to the Effective Time, all shares of Series C Preferred Stock of Steel Connect and Series E Preferred Stock of Steel Connect held by SPLP or its affiliates were converted into shares of Steel Connect Common Stock.

On January 2, 2025, in compliance with Section 267 of the Delaware General Corporation Law, an indirect, wholly-owned subsidiary of SPLP merged with and into Steel Connect, with Steel Connect surviving the Short-Form Merger and became an indirect wholly-owned subsidiary of SPLP. The funds required to pay the aggregate cash consideration in the Short-Form Merger and related fees and expenses was approximately $31,200, which was funded from amounts available under SPLP's existing senior credit agreement.

Steel Connect Delisting

In connection with the closing of the Short-Form Merger, Steel Connect notified the NASDAQ Capital Market ("Nasdaq") of its intent to remove the Steel Connect Common Stock from listing on Nasdaq and requested that Nasdaq (i) suspend trading of the Steel Connect Common Stock on Nasdaq prior to the opening of trading on January 3, 2025 and (ii) file a Notification of Removal from Listing and/or Registration on Form 25 with the SEC to delist and deregister the Steel Connect Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition, Steel Connect filed a certification on Form 15 with the SEC suspending Steel Connects reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Steel Connect Common Stock.

Income Taxes

During the year ended December 31, 2024, Steel Connect reassessed the need for a valuation allowance against its deferred tax assets. After considering historical and projected future taxable income and existing taxable temporary differences, Steel Connect determined that it is more likely than not that the deferred tax assets will be realized. Income taxes for the year ended December 31, 2024, include the impact of the release of Steel Connect's valuation allowance on its deferred tax assets which resulted in a one-time non-cash income tax benefit of $73,380.

Common Unit Repurchases

During the year ended December 31, 2024, the Company purchased 1,092,831 common units for an aggregate purchase price of $46,021. From the inception of the Repurchase Program until December 31, 2024 the Company had purchased 8,901,451 common units for an aggregate purchase price of approximately $210,418. As of December 31, 2024, there remained 618,789 units that may yet be purchased under the Repurchase Program. From January 1, 2025 through March 3, 2025, the Company repurchased 1,999 common units for $82.

On September 1, 2024, the Company entered into a purchase agreement with Hale Partnership Fund, L.P. and related parties (the "Hale Entities") pursuant to which the Company purchased an aggregate of 1,267,803 common units from the Hale Entities for an aggregate purchase price of $63,390. The purchase of the common units pursuant to the purchase agreement were approved by the Company's Board of Directors outside of the Repurchase Program.

Preferred Unit Repurchase Program

On February 2, 2024, the board of directors of the general partner of the Company approved the repurchase of up to 400,000 of the Company's 6.0% Series A preferred units (the "Preferred Repurchase Program"). Any purchases made by the Company and/or its applicable subsidiaries under the Preferred Repurchase Program will be made from time to time on the open market or in negotiated transactions off the market, in compliance with applicable laws and regulations. The timing, manner, price and amount of any repurchase will depend on economic and market conditions, share price, trading volume, applicable legal requirements and other factors. The Preferred Repurchase Program has

no termination date. During the year ended December 31, 2024, the Company repurchased 80,881 preferred units for $1,945. On February 6, 2025, the board of directors of the general partner of the Company approved the repurchase of an additional 1,000,000 of the Company's 6.0% Series A preferred units.

From January 1, 2025 through March 3, 2025, the Company repurchased 508,812 preferred units for $12,486.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2024 and 2023

	Year Ended December 31,	
	2024	**2023**
Revenue	$ 2,027,848	$ 1,905,457
Cost of goods sold	1,152,355	1,103,017
Selling, general and administrative expenses	547,125	504,960
Asset impairment charges	671	865
Interest expense	8,015	18,400
Gains from sales of businesses	—	(58)
Realized and unrealized losses (gains) on securities, net	2,983	(7,074)
All other expense, net*	93,117	124,141
Total costs and expenses	1,804,266	1,744,251
Income before income taxes and equity method investments	223,582	161,206
Income tax benefit	(53,255)	(1,674)
Loss of associated companies, net of taxes	5,615	8,878
Net income	271,222	154,002
Net income attributable to noncontrolling interests in consolidated entities	(9,660)	(3,173)
Net income attributable to common unitholders	$ 261,562	$ 150,829

* Includes Finance interest expense, Provision for credit losses, and Other income, net from the Consolidated Statements of Operations

Revenue

Revenue in the year ended December 31, 2024 increased $122,391, or 6.4%, as compared to 2023, as a result of higher net sales of $49,006, or 4.1%, from the Diversified Industrial segment and higher revenue of $37,314, or 9.0% from the Financial Services segment, as well as the favorable impact from the full year operating results of the Supply Chain segment, partially offset by lower revenue of $34,419, or 19.2% from the Energy segment.

Cost of Goods Sold

Cost of goods sold in the year ended December 31, 2024 increased $49,338, or 4.5%, as compared to 2023, resulting from the full year operating results of the Supply Chain segment and higher net sales from the Diversified Industrial segment, partially offset by the impact of lower net revenue from the Energy segment

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") in 2024 increased $42,165, or 8.4%, as compared to 2023. The SG&A increase was primarily driven by: (1) $29,300 increase for the Financial Services segment primarily due to higher credit performance fees due to higher credit risk transfer balances and higher personnel expenses related to incremental headcount, and (2) $17,300 increase for the Supply Chain segment due to impact of the full year operating results. These increases were partially offset by lower SG&A expenses of $3,300 from the Energy segment due to favorable settlement of certain legal matters and, to a lesser extent, lower compensation expense, as compared to 2023.

Interest Expense

Interest expense for the years ended December 31, 2024 and 2023 was $8,015 and $18,400, respectively. The lower interest expense in 2024 was primarily due to significant lower average debt levels, partially offset by higher average interest rates.

Realized and Unrealized Gains on Securities, Net

Realized and unrealized losses on securities, net for the year ended December 31, 2024 was $2,983, as compared to gains of $7,074 for the year ended December 31, 2023. The changes in realized and unrealized losses and gains on securities, net over the respective periods are primarily due to mark-to-market adjustments on the Company's portfolio of securities.

All Other Expense, Net

All other expense, net for the years ended December 31, 2024 and 2023 totaled $93,117 and $124,141 respectively. The decrease in all other expense, net for the year ended December 31, 2024, was primarily due to lower provisions for credit losses of $44,084, partially offset by higher finance interest expense of $8,568 related to the Financial Service segment, as compared to 2023.

Income Taxes

As a limited partnership, we are generally not responsible for federal and state income taxes, and our profits and losses are passed directly to our limited partners for inclusion in their respective income tax returns. The Company's tax provision represents the income tax expense or benefit of its consolidated corporate subsidiaries. For the year ended December 31, 2024, a tax benefit of $53,255 was recorded, as compared to a tax benefit of $1,674 in 2023. The Company's effective tax rate for the year ended December 31, 2024 was a benefit of 23.8% as compared to a benefit of 1.0% for the year ended December 31, 2023. The lower effective tax rate for the year ended December 31, 2024, was primarily attributable to the release of valuation allowances on the Company's net operating losses and the decrease in tax expense related to unrealized gains on investments from related parties that are eliminated for financial statement purposes. This benefit was partially offset by increases in income before income tax, the effective state income tax rates associated with the Company's operations, and the expiration of a portion of the Company's NOL carryforwards.

Loss of Associated Companies, Net of Taxes

The Company recorded a loss from associated companies, net of taxes, of $5,615 in 2024, as compared to $8,878 in 2023. For the details of each of these investments and the related mark-to-market adjustments in both periods, see Note 10 — "Investments" to the Consolidated Financial Statements, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Report.

Net Income

Net income for the year ended December 31, 2024 was $271,222, as compared to $154,002 for the year ended December 31, 2023. The increase in net income was primarily due to higher operating income driven by higher total revenue and higher income tax benefits. See above explanations for further details.

Segment Analysis

	Year Ended December 31,	
	2024	2023
Revenue:		
Diversified Industrial	$ 1,242,970	$ 1,193,964
Energy	145,019	179,438
Financial Services	454,225	416,911
Supply Chain	185,634	115,144
Total	$ 2,027,848	$ 1,905,457
Segment income (loss) before interest expense and income taxes:		
Diversified Industrial	$ 85,476	$ 70,937
Energy	12,209	16,247
Financial Services	116,250	74,248
Supply Chain	15,912	8,726
Corporate and Other	(3,865)	570
Income before interest expense and income taxes	225,982	170,728
Interest expense	8,015	18,400
Income tax benefit	(53,255)	(1,674)
Net income	$ 271,222	$ 154,002
Segment depreciation and amortization:		
Diversified Industrial	$ 42,598	$ 41,424
Energy	8,632	10,065
Financial Services	838	835
Supply Chain	5,643	3,569
Corporate and Other	1,599	672
Total depreciation and amortization	$ 59,310	$ 56,565
Loss of associated companies, net of taxes:		
Corporate and other	$ 5,615	$ 8,878
Total	$ 5,615	$ 8,878

Diversified Industrial

Net sales in 2024 increased by $49,006, or 4.1%, as compared to 2023. The increase was primarily driven by higher sales for the Joining Materials business unit, Building Materials business unit, and Electrical Products business unit. The increase of $23,700 for the Joining Materials business unit was primarily driven by higher precious metal prices and sales volume. The increase of $17,100 for the Building Materials business unit was primarily driven by higher sales volume from its roofing products, partially offset by lower sales volume from its FastenMaster products. The increase of $8,500 for the Electrical Products business unit was primarily driven by strong demand from both industrial and aerospace & defense sectors.

Segment operating income in 2024 increased by $14,539, or 20.5%, as compared to 2023. Higher operating income in 2024 was primarily driven by higher net sales as mentioned above and improved profit margin from the Electrical Products business unit.

Energy

Net revenue in 2024 decreased $34,419, or 19.2%, as compared to 2023, primarily due to lower rig hours.

Segment operating income in 2024 decreased $4,038, or 24.9%, as compared to 2023. The decrease of operating income in 2024 was primarily driven by lower rig hours, as compared to 2023.

Supply Chain

The Company added the Supply Chain segment on May 1, 2023 with revenue of $185,634 and $115,144 for the year of 2024 and 2023, respectively, and operating income of $15,912 and $8,726 for the year of 2024 and 2023, respectively.

Financial Services

Revenue in 2024 increased $37,314, or 9.0%, as compared to 2023. The increase was primarily due to an increase in interest income and fees from higher credit risk transfer, held for sale volume, and higher interest from held to maturity investments, as compared to 2023.

Segment operating income in 2024 increased $42,002, or 56.6%, as compared to 2023. The increase was due primarily to higher revenue mentioned above and lower provisions for credit losses of $44,084, partially offset by higher SG&A expenses of $29,300 and finance interest expense of $8,568 in 2024 as compared to 2023. The lower provision for loan losses was driven by lower retentions of held to maturity loans and increased reserves in 2023 primarily resulting from the deterioration in value of the collateral supporting one of WebBank's asset-based lending loans. The higher SG&A expense was driven by higher credit performance fees of $31,900 due to higher credit risk transfer balances as well as higher personnel expense of $3,700 related an increase in employees. The higher finance interest expense was due primarily to an increase in higher interest rates.

Net Interest Income, Margin and Interest Rate Spreads

Net interest income is the difference between interest earned on interest-earning assets and interest incurred on interest-bearing liabilities. By its nature, net interest income is especially vulnerable to changes in the mix and amounts of interest-earning assets and interest-bearing liabilities. In addition, changes in the interest rates and yields associated with these assets and liabilities can significantly impact net interest income. The following table summarizes the average balances, the amount of interest earned or incurred and the applicable yields for interest-earning assets and the costs of interest-bearing liabilities that generate net interest income. For purposes of calculating the yields in these schedules,

the average loan balances also include the principal amounts of nonaccrual and restructured loans. However, interest received on nonaccrual loans is included in income only to the extent that cash payments have been received and not applied to principal reductions. In addition, interest on restructured loans is generally accrued at reduced rates.

	Year Ended December 31,					
	2024			2023		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-earning assets:						
Loans receivable	$ 1,740,506	$ 356,395	20.5%	$ 1,914,585	$ 335,253	17.5%
PPP loans	8,505	263	3.1%	31,704	616	1.9%
Held-to-maturity securities	270,225	22,470	8.3%	209,618	18,002	8.6%
Available-for-sale investments	6,020	499	8.3%	4,432	265	6.0%
Federal funds sold	2,202	87	4.0%	968	38	3.9%
Interest-bearing deposits	192,666	4,755	2.5%	217,840	6,712	3.1%
Total interest-earning assets	2,220,124	384,469	17.3%	2,379,147	360,886	15.2%
Non interest-earning assets	15,411			4,456		
Total assets	$ 2,235,535			$ 2,383,603		
Interest-bearing liabilities:						
Savings accounts	$ 350,309	19,869	5.7%	$ 300,095	14,189	4.7%
Time deposits	1,405,912	69,033	4.9%	1,642,555	66,144	4.0%
Other borrowings	$ 8,408	98	1.2%	$ 26,634	99	0.4%
Total interest-bearing liabilities	1,764,629	89,000	5.0%	1,969,284	80,432	4.1%
Non interest-bearing liabilities	79,739			82,506		
Total liabilities	1,844,368			2,051,790		
Shareholder's equity	391,167			331,813		
Total liabilities and shareholder's equity	$ 2,235,535			$ 2,383,603		
Net interest income		$ 295,469			$ 280,454	
Spread on average interest-bearing funds			12.3%			11.1%
Net interest margin			13.3%			11.8%
Return on assets			3.8%			2.4%
Return on equity			21.7%			17.2%
Equity to assets			17.5%			13.9%
Equity to assets (excluding PPP loans)			17.6%			14.1%

WebBank has several lending arrangements with companies where it originates credit card and other loans for consumers and small businesses. These loans are classified as held for sale and are typically sold after origination.

The following table presents the effects of changing rates and volumes on WebBank's net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Year Ended December 31,					
	2024 vs 2023			2023 vs 2022		
	Increase/(Decrease)			Increase/(Decrease)		
	Due to Volume	Due to Rate	Total	Due to Volume	Due to Rate	Total
Interest earning assets:						
Loans receivable	$ (24,498)	$ 45,639	$ 21,141	$ 139,273	$ 31,766	$ 171,039
PPP loans	(1,870)	1,517	(353)	(2,480)	(74)	(2,554)
Held-to-maturity securities	5,019	(551)	4,468	5,215	3,857	9,072
Available-for-sale investments	113	122	235	105	(6)	99
Federal funds sold	49	—	49	(4)	17	13
Interest-bearing deposits	(719)	(1,238)	(1,957)	(51)	3,738	3,687
Total earning assets	(21,906)	45,489	23,583	142,058	39,298	181,356
Savings accounts	2,590	3,089	5,679	734	9,603	10,337
Time deposits	(5,529)	8,419	2,890	15,409	38,177	53,586
Other borrowings	5	(6)	(1)	(397)	(1)	(398)
Total funds	(2,934)	11,502	8,568	15,746	47,779	63,525
Net variance	$ (18,972)	$ 33,987	$ 15,015	$ 126,312	$ (8,481)	$ 117,831

Balance Sheet Analysis

Loan Portfolio

As of December 31, 2024, net loans receivable accounted for 85% of WebBank's total assets, as compared to 78% at the end of 2023. The following table presents WebBank's loans outstanding by type of loan as of December 31, 2024 and the four other most recent year-ends.

	As of December 31,									
	2024		2023		2022		2021		2020	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Real estate loans:										
Commercial – owner occupied	$ 55	—%	$ 72	—%	$ 80	—%	$ 92	—%	$ 209	—%
Commercial – other	4,430	0.3%	2,006	0.1%	907	0.1%	571	0.1%	463	—%
Total real estate loans	4,485	0.3%	2,078	0.1%	987	0.1%	663	0.1%	672	—%
Commercial and industrial	969,702	53.1%	980,722	49.2%	857,817	54.1%	779,536	73.9%	2,279,672	90.6%
Consumer loans	110,697	6.1%	142,410	7.1%	123,204	7.8%	76,067	7.2%	147,652	5.9%
Loans held for sale	739,822	40.5%	868,884	43.6%	602,675	38.0%	198,632	18.8%	88,171	3.5%
Total loans	1,824,706	100.0%	1,994,094	100.0%	1,584,683	100.0%	1,054,898	100.0%	2,516,167	100.0%
Less:										
Allowance for loan losses	(26,463)		(25,486)		(29,690)		(13,925)		(27,059)	
Total loans receivable, net	$ 1,798,243		$ 1,968,608		$ 1,554,993		$ 1,040,973		$ 2,489,108	

The following table includes a maturity profile for the loans that were outstanding as of December 31, 2024:

Due During Years Ending December 31,	Real Estate	Commercial & Industrial	Consumer	Loans Held for Sale
2025	$ —	$ 760,125	$ 88,350	$ 739,822
2026 – 2029	55	209,577	22,347	—
2030 and thereafter	4,430	—	—	—
Total	$ 4,485	$ 969,702	$ 110,697	$ 739,822

Nonperforming Lending Related Assets

Total non-accruing loans were $26,342 and $814 at December 31, 2024 and 2023, respectively.

	As of December 31,				
	2024	2023	2022	2021	2020
Non-accruing loans:					
Commercial and industrial	26,342	814	788	—	—
Total	26,342	814	788	—	—
Accruing loans delinquent:					
90 days or more	9,240	15,060	15,940	3,497	8,701
Total	9,240	15,060	15,940	3,497	8,701
Total non-performing assets	$ 35,582	$ 15,874	$ 16,728	$ 3,497	$ 8,701
Total as a percentage of total assets	1.7%	0.6%	0.9%	0.2%	0.3%

Summary of Loan Loss Experience

The methodologies used to estimate the allowance for credit losses ("ACL"), which includes the allowance for loan losses and reserves for unfunded loan commitments, depend upon the impairment status and portfolio segment of the loan. Loan groupings are created for each loan class and are then graded against historical and industry loss rates. After applying historic loss experience, as described above, we review the quantitatively derived level of ACL for each segment using qualitative criteria. We track various risk factors that influence our judgment regarding the level of the ACL across the portfolio segments. The following table summarizes activity in WebBank's ACL related to allowance for loan losses and reserves for unfunded commitments for the periods indicated:

	As of December 31,				
	2024	2023	2022	2021	2020
Balance at beginning of period[(a)]	$ 25,486	$ 34,432	$ 13,925	$ 27,059	$ 36,682
Charge offs:					
Commercial and industrial	(10,576)	(51,691)	(6,095)	(8,101)	(14,250)
Consumer	(5,909)	(9,262)	(4,011)	(9,205)	(21,042)
Total charge offs	(16,485)	(60,953)	(10,106)	(17,306)	(35,292)
Recoveries:					
Commercial real estate	—	59	27	27	22
Commercial and industrial	8,425	1,479	1,534	2,532	1,313
Consumer	404	425	1,133	1,490	2,388
Total recoveries	8,829	1,963	2,694	4,049	3,723
Net charge offs	(7,656)	(58,990)	(7,412)	(13,257)	(31,569)
Additions charged to operations	8,633	50,044	23,177	123	21,946
Balance at end of period	$ 26,463	$ 25,486	$ 29,690	$ 13,925	$ 27,059
Ratio of net charge offs during the period to average loans outstanding during the period	0.4%	3.1%	0.6%	0.6%	1.6%

(a) The beginning balance as of January 1, 2023 for the allowance for credit losses does not agree to the ending balances as of December 31, 2022 due to the adoption of ASU 2016-13 on January 1, 2023.

The distribution of WebBank's allowance for credit losses on loans at the dates indicated is summarized as follows:

	As of December 31,									
	2024		2023		2022		2021		2020	
	Amount	% of Loans in Each Category of Total Loans	Amount	% of Loans in Each Category of Total Loans	Amount	% of Loans in Each Category of Total Loans	Amount	% of Loans in Each Category of Total Loans	Amount	% of Loans in Each Category of Total Loans
Commercial real estate	252	0.2%	75	0.1%	28	0.1%	23	0.1%	22	—%
Commercial and industrial	17,805	53.1%	14,744	49.2%	18,493	54.1%	9,205	73.9%	9,293	90.7%
Consumer loans	8,406	6.1%	10,667	7.1%	11,169	7.8%	4,697	7.2%	17,744	5.9%
Loans held for sale	—	40.6%	—	43.6%	—	38.0%	—	18.8%	—	3.4%
Total loans	$ 26,463	100.0%	$ 25,486	100.0%	$29,690	100.0%	$ 13,925	100.0%	$ 27,059	100.0%

Corporate and Other

Operating loss was $3,865 in 2024, as compared to income of $570 in 2023. The fluctuations were primarily due to changes in investment gains and losses from both marketable securities and associated companies.

For additional information on the Company's investments, see Note 2 — "Summary of Significant Accounting Policies" and Note 10 - "Investments" to the Consolidated Financial Statements, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Report.

LIQUIDITY AND CAPITAL RESOURCES

Anticipated Sources and Uses of Cash Flow

SPLP (excluding its operating subsidiaries, the "Holding Company") is a diversified global holding company with assets that principally consist of the stock of its direct subsidiaries, equity method and other investments, and cash and cash equivalents. The Company works with its businesses to enhance their liquidity and operations and to increase long-term value for the Company's unitholders and stakeholders through balance sheet improvements, capital allocation policies, and operational and growth initiatives, which are further described in Part I, Item 1 — "Business — Business Strategy."

Management uses the following strategies to continue to enhance liquidity: (1) continue to implement improvements using the Steel Business System throughout all the Company's operations to increase sales and operating efficiencies, (2) support profitable sales growth both organically and potentially through acquisitions and (3) evaluate from time to time and as appropriate, strategic alternatives with respect to the Company's businesses and/or assets. The Company continues to examine all of its options and strategies, including acquisitions, divestitures and other corporate transactions, to increase cash flows and stakeholder value.

Historically, the Company has financed its operations and met its capital requirements primarily through funds generated from operations, borrowings from lending institutions, sale of investments and sale of facilities or assets that were not fully utilized. The following table summarizes our liquidity:

	December 31,	
	2024	2023
Cash and cash equivalents	$ 404,442	$ 577,928
WebBank cash and cash equivalents	141,092	170,286
Cash and cash equivalents, excluding WebBank	263,350	407,642
Readily available borrowing capacity under the Credit Agreement	470,000	399,300
	$ 733,350	$ 806,942

Debt and Financing Arrangements

The Company's senior credit facility which was amended and restated in its entirety in December 2021 (the "Credit Agreement") consists of a senior secured revolving credit facility in an aggregate principal amount not to exceed $600,000 (the "Revolving Credit Loans"), which includes a $50,000 subfacility for swing line loans, a $50,000 subfacility for standby letters of credit and a foreign currency sublimit (available in euros and pounds sterling) equal to the lesser of $75,000 and the total amount of the Revolving Credit Commitment. The Credit Agreement covers substantially all of the Company's subsidiaries, with the exception of WebBank and Steel Connect. Availability under the Credit Agreement is based upon earnings and certain covenants, including a maximum ratio limit on Total Leverage and a minimum ratio limit on Interest Coverage, each as defined in the Credit Agreement. The Credit Agreement is subject to certain mandatory prepayment provisions and restrictive and financial covenants, primarily the leverage ratios described above. The Company was in compliance with all financial covenants as of December 31, 2024. If the Company does not meet its financial covenants, and if it is unable to secure necessary waivers or other amendments from its lenders on terms acceptable to management, its ability to access available lines of credit could be limited, its debt obligations could be accelerated and liquidity could be adversely affected. The Credit Agreement will expire on December 29, 2026, and all outstanding amounts will be due and payable.

The Company believes that it and its operating subsidiaries have access to adequate resources to meet their needs for normal operating costs, capital expenditures, pension payments, debt obligations and working capital for their existing business, as well as to fund its taxes, legal and environmental matters, for at least the next twelve months. These resources include cash and cash equivalents, investments, cash provided by operating activities and unused lines of credit. The Holding Company and its operating businesses' ability to satisfy their debt service obligations, to fund planned capital expenditures and required pension payments, and to make acquisitions or repurchase units under its common unit Repurchase Program will depend upon their future operating performance, which will be affected by prevailing economic conditions in the markets in which they operate, as well as financial, business and other factors, some of which are beyond their control. As indicated above, there can be no assurances that the Holding Company and its operating businesses will continue to have access to their lines of credit if their financial performance does not satisfy the financial covenants set forth in their respective financing agreements, which could also result in the acceleration of their debt obligations by their respective lenders, adversely affecting liquidity.

As of December 31, 2024, the Company's working capital was $625,316, as compared to working capital of $562,224 as of December 31, 2023. The increase in working capital during the year ended December 31, 2024, was primarily due to a decrease in deposits of $228,344, partially offset by a decrease in cash and cash equivalents of $173,486 primarily due to an increase in purchases of the Company's common units of $109,411 and net revolver payments of $71,648. As of December 31, 2024, the availability under the Credit Agreement was approximately $470,000. During the years ended December 31, 2024 and 2023, capital expenditures were $64,963 and $51,451, respectively. The Company currently expects capital expenditures in the range of $34,000 to $44,000 in 2025. The Company and its subsidiaries have ongoing commitments, including funding of the minimum requirements of its subsidiaries' pension plans. For the year ending December 31, 2025, the minimum required contribution to the Company's pension plans is $6,030. Required future pension contributions are estimated based upon assumptions such as discount rates on future obligations, assumed rates of return on plan assets and legislative changes. Actual future pension costs and required funding obligations will be affected by changes in the factors and assumptions described in the previous sentence, including the impact of declines in pension plan assets and interest rates, as well as other changes such as any plan termination or other acceleration events.

Sources and uses of cash flows from continuing operations for the years ended December 31, 2024 and 2023, are as follows:

	December 31,	
	2024	2023
Net cash provided by operating activities	$ 363,282	$ 21,222
Net cash provided by (used in) investing activities	111,161	(142,202)
Net cash (used in) provided by financing activities	(646,312)	464,561
Net change for the period	$ (171,869)	$ 343,581

Cash Flows from Operating Activities

During the year ended December 31, 2024, the Company generated $363,282 of cash, which was primarily due to operating income of $271,222, a net decrease of $129,062 in loans held for sale, depreciation and amortization of $59,310, $23,081 in non-cash lease expense, partially offset by a decrease of $93,912 in deferred income taxes, a decrease of $44,430 in accounts payable and accrued liabilities, and a decrease of $11,948 in trade and other receivables.

During the year ended December 31, 2023, the Company generated $21,222 of cash, which was primarily due to operating income of $154,002 and adjustments to operating income, including depreciation and amortization of $56,565 and provision for credit losses of $51,824, partially offset by changes in operating assets and liabilities of $244,964.

Cash Flows from Investing Activities

During the year ended December 31, 2024, the Company generated $111,161 of cash, which was primarily due to proceeds from the maturities of investments for $263,459, loan originations, net of collections of $32,670 and proceeds from the sales of investments of $20,619, partially offset by purchases of investments of $142,412 and purchases of property, plant, and equipment of $64,963.

During the year ended December 31, 2023, the Company used $142,202 of cash, which was primarily due to purchases of investments of $208,836, loan originations, net of collections of $208,571 and purchases of property, plant, and equipment of $51,451, partially offset by proceeds from the sales of investments of $213,319, an increase of $65,896 in cash upon consolidation of Steel Connect, and proceeds from the maturities of investments for $45,731.

Cash Flows from Financing Activities

During the year ended December 31, 2024, the Company used $646,312 of cash, which was primarily due to a decrease in deposits of $424,649, common share purchases of $109,411, net revolver repayments of $71,648, purchase of subsidiary shares of $16,181, a net decrease in other borrowings of $11,814, and a distribution to preferred unit holders of $9,519.

During the year ended December 31, 2023, the Company generated $464,561 of cash, which was primarily due to an increase in deposits of $513,211, partially offset by repayments of PPP borrowings of $26,486 and share purchases of $20,040.

WebBank manages its liquidity to provide adequate funds to meet anticipated financial obligations, such as certificate of deposit maturities and to fund customer credit needs. WebBank had $141,092 and $170,286 in cash and cash equivalents, time deposits placed at other institutions and federal funds sold at December 31, 2024 and 2023, respectively. WebBank had $65,000 and $50,000 in lines of credit from its correspondent banks at December 31, 2024 and 2023 respectively. WebBank had $204,748 and $325,175 available from the Federal Reserve discount window at December 31, 2024 and 2023, respectively. Therefore, WebBank had a total of $410,840 and $545,461 in cash, lines of credit and access to the Federal Reserve Bank discount window at December 31, 2024 and 2023, respectively, which represents approximately 19.5% and 21.8%, respectively, of WebBank's total assets (excluding PPP loans funded through the PPP Liquidity Facility).

Deposits

Deposits at WebBank at December 31, 2024 and 2023 were as follows:

	2024	2023
Current	$ 1,483,241	$ 1,711,585
Long-term	173,801	370,107
Total	$ 1,657,042	$ 2,081,692

The decrease in deposits at December 31, 2024, as compared to 2023, is due to less funding needs driven by a reduction in held to maturity investments, held for sale loans and loans receivable. The average original maturity for time deposits at December 31, 2024 was 10 months, as compared to 15 months at December 31, 2023.

The following table details the maturity of time deposits as of December 31, 2024:

	Maturity				
	< 3 Months	3 to 6 Months	6 to 12 Months	> 12 Months	Total
Certificate of deposits less than $100	$ 600,405	$ 197,232	$ 263,488	$ 168,657	$ 1,229,782
Certificate of deposits of $100 or more	3,431	19,341	17,229	5,144	45,145
Total certificates of deposits	$ 603,836	$ 216,573	$ 280,717	$ 173,801	$ 1,274,927

Off-Balance Sheet Risk

It is not the Company's usual business practice to enter into off-balance sheet arrangements such as guarantees on loans and financial commitments, indemnification arrangements and retained interests in assets transferred to an unconsolidated entity for securitization purposes. SPLP uses the same credit policy in making commitments and conditional obligations as it does for on-balance sheet instruments.

WebBank is a party to financial instruments with off-balance sheet risk. In the normal course of business, these financial instruments include commitments to extend credit in the form of loans as part of WebBank's lending arrangements with Marketing Partners. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Company's consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement WebBank has in particular classes of financial instruments.

At December 31, 2024 and 2023, WebBank's undisbursed commitments under these instruments totaled $430,960 and $340,621, respectively. Commitments to extend credit are agreements to lend to a borrower who meets the lending criteria established by WebBank through one of WebBank's lending agreements with its Marketing Partners, provided there is no violation of any condition established in the contract with the counterparty to the lending arrangement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee, and in some cases are subject to ongoing adjustment by WebBank. Since certain of the commitments are expected to expire without the credit being extended, the total commitment amounts do not necessarily represent future cash requirements. WebBank evaluates each prospective

borrower's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by WebBank upon extension of credit, is based on management's credit evaluation of the borrower and WebBank's Marketing Partner.

WebBank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. WebBank uses the same credit policy in making commitments and conditional obligations as it does for on-balance sheet instruments.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in conformity with U.S. GAAP. Preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. Estimates are based on historical experience, expected future cash flows and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Note 2 — "Summary of Significant Accounting Policies" to Consolidated Financial Statements, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Report, includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements. The following is a discussion of the critical accounting policies and methods used by the Company.

Goodwill and Other Intangible Assets, Net

Goodwill represents the difference between the purchase price and the fair value of identifiable net assets acquired in a business combination. We review goodwill for impairment annually in the fourth quarter, and test for impairment during the year if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Examples of such events would include pertinent macroeconomic conditions, industry and market considerations, overall financial performance and other factors. An entity can choose between using the Step 0 approach or the Step 1 approach.

For the Step 0 approach, an entity may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An entity has an unconditional option to bypass the Step 0 assessment for any reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test. An entity may resume performing the Step 0 assessment in any subsequent period. For the Step 1 approach, which is a quantitative approach, the Company will calculate the fair value of a reporting unit and compare it to its carrying amount. There are several methods that may be used to estimate a reporting unit's fair value, including the income approach, the market approach and/or the cost approach. The amount of impairment, if any, is determined by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge based on the amount that the carrying amount exceeds the reporting unit's fair value. The loss recognized should not exceed the total goodwill allocated to the reporting unit.

For 2024, the Company utilized a quantitative approach for all of its reporting units. The assessment was based on a combination of income and market approaches to estimate the fair value of the reporting units, which indicated that the fair values of the reporting units exceeded their respective carrying values. Significant assumptions used in the discounted cash flow analyses included expected future earnings and cash flows, which are based on management's current expectations, as well as the related risk-adjusted discount rate used to estimate fair value. There were no goodwill impairment charges recorded as a result of these assessments. It is possible in future periods that further declines in market conditions, customer demand or other potential changes in operations may increase the risk that these assets are impaired. At December 31, 2024, the goodwill related to the Electrical Products reporting unit is at risk of future impairment if the fair value of this reporting unit, and its associated assets, decrease in value due to the amount and timing of expected future cash flows, decreased customer demand for Electrical Products' services, an inability to execute management's business strategies, or general market conditions, such as economic downturns, and changes in interest rates, including discount rates. Future cash flow estimates are, by their nature, subjective, and actual results may differ materially from the Company's estimates. If the Company's ongoing cash flow projections are not met or if market factors utilized in the impairment test deteriorate, including an unfavorable change in the terminal growth rate or the weighted-average cost of capital, the Company may have to record impairment charges in future periods. As of December 31, 2024 the Electrical Products reporting unit had $46,611 of goodwill and its fair value exceeded its net book value by 13%.

Long-Lived Asset Testing

The Company's accounting policy for long-lived assets is to estimate useful lives and to depreciate or amortize such assets over such lives. The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the carrying amounts of the long-lived assets exceed the sum of the undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amounts exceeds their fair values. The Company performs such assessments at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, which is generally at the plant level, operating company level or the reporting unit level, depending on the level of interdependencies in the Company's operations. The Company considers various factors in determining whether an impairment test is necessary, including among other things: a significant or prolonged deterioration in operating results and projected cash flows; significant changes in the extent or manner in which assets are used; technological advances with respect to assets which would potentially render them obsolete; the Company's strategy and capital planning; and the economic climate in the markets it serves. When estimating future cash flows and if necessary, fair value, the Company makes judgments as to the expected utilization of assets and estimated future cash flows related to those assets. The Company considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and other information available at the time the estimates are made. The Company believes these estimates are reasonable; however, changes in circumstances or conditions could have a significant impact on its estimates, which might result in material impairment charges in the future.

Pension and Other Post-Retirement Benefit Costs

The Company maintains qualified and non-qualified pension and other post-retirement benefit plans for certain subsidiaries. The Company recorded pension income of $5,218 for the year ended December 31, 2024 related to its significant pension plans, and, as of December 31, 2024, the Company had recorded pension assets of $5,903 and pension liabilities totaling $16,447. Pension benefits are generally based on years of service and the amount of compensation earned during the participants' employment. However, the qualified pension benefits have been frozen for all participants.

The pension and other post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount and mortality rates and expected long-term rates of return on plan assets. Material changes in pension and other post-retirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes to the level of contributions to these plans and other factors.

Actuarial assumptions for its pension and other post-retirement benefit plans are determined each year to calculate liability information as of year-end, and pension and other post-retirement benefit expense or income for the following year. The discount rate assumption is derived from the rate of return on high-quality bonds.

The various pension plan assets are diversified as to type of assets, investment strategies employed and number of investment managers used. Investments may include equities, fixed income, cash equivalents, convertible securities and private investment funds. Derivatives may be used as part of the investment strategy. The transfer of assets may be directed between investment managers in order to rebalance the portfolio in accordance with asset allocation guidelines established by the Company. The private investment funds, or the investment funds they are invested in, own marketable and non-marketable securities and other investment instruments. Such investments are valued by the private investment funds, underlying investment managers or the underlying investment funds at fair value, as described in their respective financial statements and offering memorandums. These values are utilized in quantifying the value of the assets of its pension plans, which are then used in the determination of the unfunded pension liabilities on the Company's consolidated balance sheets. Because of the inherent uncertainty of valuation of some of the pension plans' investments in private investment funds and the nature of some of the underlying investments held by the investment funds, the recorded value may differ from the value that would have been used had a ready market existed for some of these investments for which market quotations are not readily available. Management uses judgment to make assumptions on which its employee benefit liabilities and expenses are based.

Allowance for Credit Losses

The ACL includes the allowance for loan losses, reserves for unfunded commitments and allowance on held to maturity debt securities. The ACL represents WebBank's estimate of current expected credit losses related to loans, including unfunded lending commitments as well as held to maturity debt securities as of the balance sheet date. The ACL represents an amount that, in management's judgment, approximates the current principal amount of loans that will not be collected over the life of those loans. Determining the ACL is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

WebBank utilizes complex models to obtain reasonable and supportable forecasts of future economic conditions dependent upon specific macroeconomic variables related to each of WebBank's loan portfolios. Loans deemed to be collateral dependent are individually evaluated for loss based on the value of the underlying collateral.

The adequacy of the ACL is monitored on a regular basis and is based on management's evaluation of numerous factors, including: the credit loss model outputs; quality of the current loan portfolio; the trend in the loan portfolio's risk ratings; current economic conditions; loan concentrations; loan growth rates; past-due and non-performing trends; evaluation of specific loss estimates for all significant loans with probable or observed credit weaknesses; historical charge-off and recovery experience; and other pertinent information. For additional information related to the Company's ACL, see Note 6 — "Loans Receivable, Including Loans Held for Sale" included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Report.

Because current economic conditions and forecasts can change and future events are inherently difficult to predict, the anticipated amount of estimated credit losses on loans, and therefore the appropriateness of the ACL, could change significantly. It is difficult to estimate how potential changes in any one economic factor or input might affect the overall allowance because a wide variety of factors and inputs are considered in estimating the allowance and changes in those factors and inputs considered may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. Management believes that the ACL was adequate as of December 31, 2024.

Income Taxes

As a limited partnership, we are generally not responsible for federal and state income taxes, and our profits and losses are passed directly to our limited partners for inclusion in their respective income tax returns. Our subsidiaries that are corporate subsidiaries are subject to federal and state income taxes. The table in Note 16 — “Income Taxes” to the Consolidated Financial Statements, included in Part II, Item 8, “Financial Statements and Supplementary Data” of this Report, reconciles a hypothetical calculation of federal income taxes based on the federal statutory rate applied to the income or loss before income taxes and equity method investments. The tax effect of income passed through to common unitholders is subtracted from the hypothetical calculation.

Our subsidiaries that are subject to income taxes use the liability method of accounting for such taxes. Under the liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Our subsidiaries evaluate the recoverability of deferred tax assets and establish a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that most positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is provided for and reflected as a liability for unrecognized tax benefits on the consolidated balance sheets, along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Contingencies, Including Legal and Environmental Liabilities

The Company is subject to litigation, proceedings, claims or assessments and various contingent liabilities incidental to its business or assumed in connection with certain business acquisitions. The Company accrues a charge for a loss contingency when it believe it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If the loss is within a range of specified amounts, the most likely amount is accrued, and the Company accrues the minimum amount in the range if no amount within the range represents a better estimate. Generally, the Company records the loss contingency at the amount we expect to pay to resolve the contingency and the amount is generally not discounted to the present value. Amounts recoverable under insurance contracts are recorded as assets when recovery is deemed probable. Contingencies that might result in a gain are not recognized until realizable. Changes to the amount of the estimated loss or resolution of one or more contingencies could have a material impact on our results of operations, financial position and cash flows.

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. For more information see Note 19 — "Commitments and Contingencies" to the Consolidated Financial Statements, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Report.

New or Recently Adopted Accounting Pronouncements

For a discussion of the Company's new or recently adopted accounting pronouncements, see Note 2 — "Summary of Significant Accounting Policies" to the Consolidated Financial Statements, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is not required to provide this information as it is a "smaller reporting company," as defined in Rule 12b-2 of the Exchange Act.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Reports of Deloitte & Touche LLP, Independent Registered Public Accounting Firm (PCAOB ID No. 34)	53
Consolidated Financial Statements:	
Consolidated Balance Sheets as of December 31, 2024 and 2023	56
Consolidated Statements of Operations for the years ended December 31, 2024 and 2023	57
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024 and 2023	58
Consolidated Statements of Changes in Capital for the years ended December 31, 2024 and 2023	59
Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023	60
Notes to Consolidated Financial Statements	61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the unitholders and the Board of Directors of Steel Partners Holdings L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Steel Partners Holdings L.P. and subsidiaries (the "Company") as of December 31, 2024, and 2023, the related consolidated statements of operations, comprehensive income, changes in capital, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment of the Electrical Products Reporting Unit — Refer to Notes 2 and 8 to the consolidated financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves management performing an assessment of each reporting unit to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value. On the annual testing date of December 1, 2024, management performed a quantitative approach (Step 1) to evaluate the Electrical Products reporting unit for impairment. As of December 1, 2024, the Electrical Products reporting unit had $46.6 million of goodwill and its fair value exceeded its net book value by 13%. In performing Step 1, management compared the fair value of the reporting unit to its respective carrying value. The Company determined the fair value estimate of the reporting unit based on a combination of income and market approaches.

The income approach utilized a discounted cash flow model that required management to make significant estimates and assumptions related to expected revenue growth rates, expected adjusted earnings before interest, taxes and depreciation ("Adjusted EBITDA"), and discount rates. Changes in these assumptions could have a significant impact on the fair value, which could then result in a goodwill impairment charge. The fair value of the reporting unit exceeded its carrying value as of the measurement date and therefore no impairment was recognized.

We identified goodwill impairment of the Electrical Products reporting unit as a critical audit matter because of the significant amount of goodwill recorded at the reporting unit, the significant estimates and assumptions management made to estimate the fair value of the reporting unit and the relatively small difference between its fair value and carrying value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the expected revenue growth rates, expected Adjusted EBITDA, and the selection of the discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to goodwill impairment included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value, such as controls related to management's forecasts of future revenue and expected Adjusted EBITDA.
- We evaluated management's ability to accurately forecast by comparing historical results to management's historical forecasts.
- We evaluated the reasonableness of management's forecasts of expected revenue and expected growth rates and Adjusted EBITDA by comparing management's forecasts with:
  - Historical cash flow and trends
  - Underlying business strategies and growth plans
  - Internal communications to management and the Board of Directors
  - External communications, independent industry reports, and forecasted information from selected companies in the reporting unit's peer group.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) Company's valuation methodologies and (2) discount rate by:
  - Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.
  - Developing an independent range of the discount rate and comparing it to the discount rate selected by management.

Income Taxes — Realizability of Deferred Tax Assets Related to Steel Connect Inc. — Refer to Note 16 to the consolidated financial statements

Critical Audit Matter Description

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This methodology is subjective and requires significant estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities.

During the year ended December 31, 2024, the Company reassessed the need for a valuation allowance against deferred tax assets related to the Steel Connect, Inc. tax paying entity by evaluating pre-tax income over the prior three years, concluding this resulted in cumulative pre-tax income. In assessing pre-tax income, the Company considered current sources of revenue and future cash flows and after considering historical and projected future taxable income and existing taxable temporary differences, management determined that it was more likely than not that the deferred tax assets would be realized. As a result, during the second quarter of fiscal year 2024, the Company released substantially all of the valuation allowance on the Steel Connect NOLs. The Company did not release the valuation allowance relating to approximately $0.9 million of Steel Connect state NOLs that the Company anticipates will expire unutilized. This release of the valuation allowance resulted in a non-cash income tax benefit of $73.4 million.

We identified management's determination that it is more likely than not that sufficient taxable income will be generated in the future to realize deferred tax assets as a critical audit matter because of the significant judgments and estimates management makes related to taxable income. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists and assistance of our firm's professionals with expertise in the accounting for income taxes, when performing audit procedures to evaluate the reasonableness of management's estimates of taxable income.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination that it is more likely than not that sufficient taxable income will be generated in the future to realize deferred tax assets included the following, among others:

- We tested the effectiveness of controls over deferred tax assets, including management's controls over the estimates of taxable income and the determination of whether it is more likely than not that the deferred tax assets will be realized.
- With the assistance of our firm's professionals with expertise in the accounting for income taxes, we evaluated the reasonableness of the methods, assumptions, and judgments used by management to determine whether the deferred tax assets would be realized in the future.
- With the assistance of our income tax specialists, we evaluated whether the sources of management's estimated future taxable income were of the appropriate character and sufficient to utilize the deferred tax assets under the relevant tax law prior to expiration.
- We tested the reasonableness of management's estimates of taxable income by comparing the estimates to:
  - Internal budgets.
  - Historical taxable income, as adjusted for nonrecurring items.
  - Internal communications to management and the Board of Directors.
  - Forecasted information included in Company press releases as well as in analyst and industry reports for the Company and certain of its peer companies.
- We evaluated whether the estimates of future taxable income were consistent with evidence obtained in other areas of the audit.

/s/ Deloitte & Touche LLP
New York, New York
March 11, 2025

We have served as the Company's auditor since 2018.

STEEL PARTNERS HOLDINGS L.P.
Consolidated Balance Sheets
(in thousands, except common units)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 404,442	$ 577,928
Trade and other receivables – net of allowance for doubtful accounts of $1,509 and $2,481, respectively	227,996	216,429
Loans receivable, including loans held for sale of $739,822 and $868,884, respectively, net	1,566,981	1,582,536
Inventories, net	195,617	202,294
Prepaid expenses and other current assets	48,649	48,169
Total current assets	2,443,685	2,627,356
Long-term loans receivable, net	231,262	386,072
Goodwill	145,670	148,838
Other intangible assets, net	97,280	114,177
Deferred tax assets	80,273	581
Other non-current assets	149,429	341,465
Property, plant and equipment, net	275,775	253,980
Pension asset	5,903	—
Operating lease right-of-use assets	66,297	76,746
Long-term investments	84,693	41,225
Total Assets	$ 3,580,267	$ 3,990,440
LIABILITIES AND CAPITAL		
Current liabilities:		
Accounts payable	$ 131,768	$ 131,922
Accrued liabilities	101,592	117,943
Deposits	1,483,241	1,711,585
Other current liabilities	101,768	103,682
Total current liabilities	1,818,369	2,065,132
Long-term deposits	173,801	370,107
Long-term debt	119,588	191,304
Other borrowings	1,632	15,065
Preferred unit liability	155,613	154,925
Accrued pension liabilities	16,447	46,195
Deferred tax liabilities	10,047	18,353
Long-term operating lease liabilities	53,134	61,790
Other non-current liabilities	58,212	62,161
Total Liabilities	2,406,843	2,985,032
Commitments and Contingencies		
Capital:		
Partners' capital common units: 19,078,201 and 21,296,067 issued and outstanding (after deducting 20,727,941 and 18,367,307 units held in treasury, at cost of $438,708 and $329,297, respectively	1,234,793	1,079,853
Accumulated other comprehensive loss	(102,381)	(121,223)
Total Partners' Capital	1,132,412	958,630
Noncontrolling interests in consolidated entities	41,012	46,778
Total Capital	1,173,424	1,005,408
Total Liabilities and Capital	$ 3,580,267	$ 3,990,440

See accompanying Notes to Consolidated Financial Statements

STEEL PARTNERS HOLDINGS L.P.
Consolidated Statements of Operations
(in thousands, except common units and per common unit data)

	December 31,	
	2024	**2023**
Revenue:		
Diversified Industrial net sales	$ 1,242,970	$ 1,193,964
Energy net revenue	145,019	179,438
Financial Services revenue	454,225	416,911
Supply Chain revenue	185,634	115,144
Total revenue	2,027,848	1,905,457
Costs and expenses:		
Cost of goods sold	1,152,355	1,103,017
Selling, general and administrative expenses	547,125	504,960
Asset impairment charges	671	865
Finance interest expense	89,000	80,432
Provision for credit losses	7,740	51,824
Interest expense	8,015	18,400
Gains from sales of businesses	—	(58)
Realized and unrealized losses (gains) on securities, net	2,983	(7,074)
Other income, net	(3,623)	(8,115)
Total costs and expenses	1,804,266	1,744,251
Income from operations before income taxes and equity method investments	223,582	161,206
Income tax benefit	(53,255)	(1,674)
Loss of associated companies, net of taxes	5,615	8,878
Net income	271,222	154,002
Net income attributable to noncontrolling interests in consolidated entities	(9,660)	(3,173)
Net income attributable to common unitholders	$ 261,562	$ 150,829
Net income per common unit – basic		
Net income attributable to common unitholders	$ 13.07	$ 7.04
Net income per common unit – diluted		
Net income attributable to common unitholders	$ 11.38	$ 6.43
Weighted-average number of common units outstanding – basic	20,006,429	21,433,900
Weighted-average number of common units outstanding – diluted	24,053,388	25,356,796

See accompanying Notes to Consolidated Financial Statements

STEEL PARTNERS HOLDINGS L.P.
Consolidated Statements of Comprehensive Income
(in thousands)

	December 31,	
	2024	2023
Net income	$ 271,222	$ 154,002
Other comprehensive income (loss), net of tax:		
Currency translation adjustments	(3,650)	2,120
Changes in pension liabilities and other post-retirement benefit obligations	22,492	28,531
Other comprehensive (loss) income	18,842	30,651
Comprehensive income	290,064	184,653
Comprehensive income attributable to noncontrolling interests	(9,660)	(3,173)
Comprehensive income attributable to common unitholders	$ 280,404	$ 181,480

See accompanying Notes to Consolidated Financial Statements

STEEL PARTNERS HOLDINGS L.P.
Consolidated Statements of Changes in Capital
(in thousands, except common units and treasury units)

	Steel Partners Holdings L.P. Common Unitholders						Noncontrolling Interests in Consolidated Entities	Total Capital
	Common Units	Treasury Units		Partners' Capital	Accumulated Other Comprehensive (Loss) Income	Total Partners' Capital		
		Units	Dollars					
Balance at December 31, 2022	**39,509,772**	**(17,904,679)**	**$ (309,257)**	**$ 952,094**	**$ (151,874)**	**$ 800,220**	**$ 1,240**	**$ 801,460**
Net income	—	—	—	150,829	—	150,829	3,173	154,002
Cumulative effect of change in accounting principle for current expected credit losses, net of tax	—	—	—	(3,862)	—	(3,862)	—	(3,862)
Currency translation adjustments	—	—	—	—	2,120	2,120	—	2,120
Changes in pension liabilities and post-retirement benefit obligations	—	—	—	—	28,531	28,531	—	28,531
Equity compensation – restricted units	169,332	—	—	1,617	—	1,617	—	1,617
Tax withholding related to vesting of restricted units	(15,730)	—	—	(605)	—	(605)	—	(605)
Purchases of SPLP common units	—	(462,628)	(20,040)	(20,040)	—	(20,040)	—	(20,040)
Noncontrolling interests assumed upon consolidation of Steel Connect	—	—	—	—	—	—	44,718	44,718
Adjustment to interest in consolidated subsidiaries	—	—	—	(110)	—	(110)	(2,481)	(2,591)
Other, net	—	—	—	(70)	—	(70)	128	58
Balance at December 31, 2023	**39,663,374**	**(18,367,307)**	**(329,297)**	**1,079,853**	**(121,223)**	**958,630**	**$ 46,778**	**1,005,408**
Net income	—	—	—	261,562	—	261,562	9,660	271,222
Currency translation adjustments	—	—	—	—	(3,650)	(3,650)	—	(3,650)
Changes in pension liabilities and post-retirement benefit obligations	—	—	—	—	22,492	22,492	—	22,492
Equity compensation – restricted units	128,355	—	—	2,228	—	2,228	—	2,228
Tax withholding related to vesting of restricted units	(13,125)	—	—	(1,077)	—	(1,077)	—	(1,077)
Share-based long term incentive plan unit awards	27,538	—	—	1,604	—	1,604	—	1,604
Purchases of SPLP common units	—	(2,360,634)	(109,411)	(109,411)	—	(109,411)	—	(109,411)
Adjustment to interest in consolidated subsidiaries	—	—	—	—	—	—	(15,484)	(15,484)
Other, net	—	—	—	34	—	34	58	92
Balance at December 31, 2024	**39,806,142**	**(20,727,941)**	**$ (438,708)**	**$ 1,234,793**	**$ (102,381)**	**$ 1,132,412**	**$ 41,012**	**$ 1,173,424**

See accompanying Notes to Consolidated Financial Statements

STEEL PARTNERS HOLDINGS L.P.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net income	$ 271,222	$ 154,002
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	7,740	51,824
Loss of associated companies, net of taxes	5,615	8,878
Realized and unrealized losses (gains) on securities, net	2,983	(7,074)
Gains from sale of businesses	—	(58)
Derivative gains on economic interests in loans	(5,940)	(4,713)
Non-cash pension expense	5,326	11,806
Deferred income taxes	(93,912)	(30,069)
Depreciation and amortization	59,310	56,565
Non-cash lease expense	23,081	18,377
Equity-based compensation	2,228	1,617
Asset impairment charges	671	865
Other	1,351	4,166
Net change in operating assets and liabilities:		
Trade and other receivables	(11,948)	4,802
Inventories	6,116	19,247
Prepaid expenses and other assets	4,807	(7,718)
Accounts payable, accrued and other liabilities	(44,430)	4,914
Net decrease (increase) in loans held for sale	129,062	(266,209)
Net cash provided by operating activities	363,282	21,222
Cash flows from investing activities:		
Purchases of investments	(142,412)	(208,836)
Proceeds from maturities of investments	263,459	45,731
Proceeds from sales of investments	20,619	213,319
Principal repayment on Steel Connect Convertible Note	—	1,000
Loan originations, net of collections	32,670	(208,571)
Purchases of property, plant and equipment	(64,963)	(51,451)
Proceeds from sale of property, plant and equipment	2,093	1,846
Increase in cash upon consolidation of Steel Connect	—	65,896
Other	(305)	(1,136)
Net cash provided by (used in) investing activities	111,161	(142,202)
Cash flows from financing activities:		
Net revolver (repayments) borrowings	(71,648)	11,115
Repayments of term loans	(68)	(67)
Purchases of the Company's common units	(109,411)	(20,040)
Purchases of the Company's preferred units	(1,945)	—
Net decrease in other borrowings	(11,814)	(26,486)
Distribution to preferred unitholders	(9,519)	(9,633)
Purchase of subsidiary shares from noncontrolling interests	(16,181)	(2,934)
Tax withholding related to vesting of restricted units	(1,077)	(605)
Net (decrease) increase in deposits	(424,649)	513,211
Net cash (used in) provided by financing activities	(646,312)	464,561
Net change for the period	(171,869)	343,581
Effect of exchange rate changes on cash and cash equivalents	(1,617)	(101)
Cash and cash equivalents at beginning of period	577,928	234,448
Cash and cash equivalents at end of period	$ 404,442	$ 577,928

See accompanying Notes to Consolidated Financial Statements

All amounts used in the Notes to Consolidated Financial Statements are in thousands, except common and preferred units, per common and preferred unit, share, per share data or as otherwise noted.

1. NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

Nature of the Business

Steel Partners Holdings L.P. ("SPLP" or "Company") is a diversified global holding company that engages in multiple businesses through consolidated subsidiaries and other interests. It owns and operates businesses and has significant interests in various companies, including diversified industrial products, energy, banking, defense, supply chain management and logistics and youth sports. SPLP operates through the following segments: Diversified Industrial, Energy, Financial Services and Supply Chain, which are managed separately and offer different products and services. For additional details related to the Company's reportable segments see Note 21 — "Segment Information." Steel Partners Holdings GP Inc. ("SPH GP"), a Delaware corporation, is the general partner of SPLP and is wholly-owned by SPLP. The Company is managed by SP General Services LLC ("Manager"), pursuant to the terms of an amended and restated management agreement ("Management Agreement") discussed in further detail in Note 20 — "Related Party Transactions."

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its majority or wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in Preparation of Consolidated Financial Statements

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses, and related disclosure of contingent assets and liabilities during the reporting period. The more significant estimates include: (1) revenue recognition; (2) the valuation allowances for trade and other receivables, loans receivable and inventories; (3) the valuation of goodwill, indefinite-lived intangible assets, long-lived assets and associated companies; (4) the valuation of deferred tax assets; (5) contingencies, including legal and environmental liabilities; (6) fair value of derivatives; (7) post-employment benefit liabilities; (8) estimates and assumptions used in the determination of fair value of certain securities; and (9) estimates of loan losses. Actual results may differ from the estimates used in preparing the consolidated financial statements; and, due to substantial holdings in and/or restrictions on certain investments, the value that may be realized could differ from the estimated fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits in depository institutions and financial institutions, and includes WebBank cash at the Federal Reserve Bank. The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents include qualifying money market funds and exclude amounts where availability is restricted by loan agreements or other contractual provisions. Cash equivalents are stated at cost, which approximates market value.

Marketable Securities and Long-Term Investments

Marketable securities consist of short-term deposits, corporate debt and equity instruments, and mutual funds. The Company classifies its marketable securities as current assets based on the nature of the securities and their availability for use in current operations. Long-term investments consist of equity securities and certain associated

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

company investments. Held-to-maturity securities are classified in Other non-current assets. SPLP determines the appropriate classifications of its investments at the acquisition date and re-evaluates the classifications at each balance sheet date.

- Available-for-sale equity securities are reported at fair value, with unrealized gains and losses recognized in Realized and unrealized gains on securities, net in the consolidated statements of operations.
- Available-for-sale debt securities are reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income or loss ("AOCI") as a separate component of SPLP's Partners' capital in both 2024 and 2023.
- Associated companies represent equity method investments in companies where the Company's ownership is generally between 20% and 50% of the outstanding equity and it has the ability to exercise significant influence, but not control, over the investee. For equity method investments where the fair value option has been elected, unrealized gains and losses are reported in the Company's consolidated statements of operations as part of Loss of associated companies, net of taxes. For the equity method investments where the fair value option has not been elected, SPLP records the investment at cost and subsequently increases or decreases the investment by its proportionate share of the net income or loss and other comprehensive income or loss of the investee.
- Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Dividend and interest income is recognized when earned. Realized gains and losses on marketable securities and long-term investments are included in earnings and are derived using the specific-identification method. Commission expense is recorded as a reduction of sales proceeds on investment sales. Commission expense on purchases is included in the cost of investments on the Company's consolidated balance sheets.

Other Than Temporary Impairment

If the Company believes a decline in the market value of any available-for-sale debt security, equity method or held-to-maturity security below cost is other than temporary, a loss is charged to earnings, which establishes a new cost basis for the security. Impairment losses are included in Asset impairment charges in the Company's consolidated statements of operations. SPLP's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information. The Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the length of time expected for recovery, the financial condition of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment.

Specifically, for held-to-maturity securities, the Company considers whether it plans to sell the security or it is more-likely-than-not that it will be required to sell the security before recovery of its amortized cost. The credit component of an other-than-temporary impairment loss is recognized in earnings and the non-credit component is recognized in AOCI in situations where the Company does not intend to sell the security and it is more likely-than-not that the Company will not be required to sell the security prior to recovery. SPLP's assessment involves a high degree of judgment and accordingly, actual results may differ materially from those estimates and judgments.

Trade Receivables, Net

Trade receivables, net, include amounts billed and due from customers. The Company maintains an allowance for credit losses to provide for the estimated amount that will not be collected. The allowance for credit losses is based on current and historical information and reasonable and supportable forecasts of future events and circumstances and includes a combination of factors including management's evaluation of the financial condition of the customer, historical experience, credit quality, whether any amounts are currently past due, the length of time

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

accounts may be past due and management's determination of a customer's current ability to pay its obligations. Trade receivable balances are charged off against the allowance when it is determined that the receivables will not be recovered, and payments subsequently received on such receivables are credited to recovery of accounts written off. The Company believes that the credit risk with respect to trade receivables is limited due to this credit evaluation process. As of December 31, 2024, the top 10 of the Company's largest customer balances accounted for 30% of the Company's trade receivables. The Company's allowance for doubtful accounts for trade receivables was $1,509 and $2,481 as of December 31, 2024 and 2023, respectively. The Company recorded charges of $381 to the allowance offset by recoveries of $1,353 for the year ended December 31, 2024 and charges of $419 to the allowance offset by recoveries of $352 for the year ended December 31, 2023.

Loans Receivable, Including Loans Held for Sale

WebBank's loan activities include several lending arrangements with companies where it originates credit card and other loans for consumers and small businesses. These loans are classified as Loans receivable and are typically sold after origination. As part of these arrangements, WebBank earns fees that are recorded in non-interest income. Fees earned from these lending arrangements are recorded as fee income. WebBank also purchases participations in commercial and industrial loans through loan syndications. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for credit losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the estimated life of the loan.

Loans held for sale are carried at the lower of amortized cost basis or fair value. Gains and losses are recorded in noninterest income based on the difference between sales proceeds and amortized cost.

Loans that are collateral-dependent are measured at the lower of amortized cost or the fair value of the collateral less the cost to sell.

Loans are reported as past due when either principal or interest is due and unpaid for a period of 30 days or more. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent for commercial loans, 120 days for consumer loans and 180 days for small business loans unless the loan is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses

The Allowance for Credit Losses ("ACL"), which consist of the allowance for loan losses, reserves for unfunded loan commitments, and the allowance on held to maturity debt securities, represents management's estimate of current expected credit losses over the contractual term of WebBank's loan portfolio, unfunded lending commitments, and held to maturity debt securities as of the balance sheet date.

The reserves for unfunded lending commitments is included in other current liabilities on the consolidated balance sheets. The allowance for held to maturity debt securities is estimated separately from loans and carried at net amortized cost included in other non-current assets on the consolidated balance sheets. The ACL for WebBank's held to maturity debt securities portfolio is not presented separately on the consolidated balance sheet due to immateriality.

The ACL is a valuation account that is deducted from the loan's amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged against the ACL and recognized in the consolidated statements of operations when management believes the recorded loan balance is confirmed as uncollectible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Management estimates the allowance balance using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. Specific reserves cover impaired loans, or loans individually valuated for impairment, and are primarily measured based on the fair value of collateral. Adjustments to the fair value of collateral are made for anticipated selling costs. A specific reserve may be zero if the fair value of collateral on the measurement date is greater than the carrying balance of the impaired loan. Additionally, the present value of expected future cash flows discounted at the original contractual interest rate may also be used, when practical. WebBank leverages economic projections from a third-party provider on a quarterly basis to generate macroeconomic factors for a two-year reasonable and supportable timeframe, before reverting to the baseline loss-curve implied loss expectations.

After applying historic loss experience, the quantitatively derived level of ACL is reviewed for each segment using qualitative criteria. Various risk factors are tracked that influence our judgment regarding the level of the ACL across the portfolio segments. Primary qualitative factors that may be reflected in the quantitative models include:

- Asset quality trends
- Risk management and loan administration practices
- Portfolio management and controls
- Effect of changes in the nature and volume of the portfolio
- Changes in lending policies and underwriting policies
- Existence and effect of any portfolio concentrations
- National economic business conditions and other macroeconomic adjustments
- Regional and local economic and business conditions
- Data availability and applicability
- Industry monitoring
- Value of underlying collateral

Changes in the level of the ACL reflect changes in these factors. The magnitude of the impact of each of these factors on the qualitative assessment of the ACL changes from quarter to quarter according to the extent these factors are already reflected in historic loss rates and according to the extent these factors diverge from one another. Also considered is the uncertainty inherent in the estimation process when evaluating the ACL.

Inventories

Inventories are generally stated at the lower of cost (determined by the first-in, first-out method or average cost method) and net realizable value. Cost is determined by the last-in, first-out ("LIFO") method for certain precious metal inventory held in the U.S., and remaining precious metal inventory is primarily carried at fair value. For precious metal inventory, no segregation among raw materials, work in process and finished products is practicable. For other inventory, the cost of work in process and finished products comprises the cost of raw materials, direct labor and overhead costs attributable to the production of inventory.

Non-precious metal inventories are evaluated for estimated excess and obsolescence based upon assumptions about future demand and market conditions, and are adjusted accordingly. If actual market conditions are less favorable than those projected, future write-downs may be required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Goodwill and Other Intangible Assets, Net

Goodwill, which is not amortized, represents the difference between the purchase price and the fair value of identifiable net assets acquired in a business combination. Goodwill is tested for impairment at a reporting unit level, and all of the Company's goodwill is assigned to its reporting units. Reporting units are determined based upon the Company's organizational structure in place at the date of the goodwill impairment testing and are generally one level below the operating segment level. The Company tests goodwill annually for impairment as of December 1st, and additionally on an interim basis, if events occur or circumstances change that would indicate the carrying amount may be impaired. Examples of such events would include pertinent macroeconomic conditions, industry and market considerations, overall financial performance and other factors. An entity can choose between using a qualitative impairment test often referred to as "Step 0" or a quantitative impairment test often referred to as "Step 1".

For the Step 0 approach, an entity may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An entity has an unconditional option to bypass the Step 0 assessment for any reporting unit in any period and proceed directly to performing a Step 1 of the goodwill impairment test. An entity may resume performing the Step 0 assessment in any subsequent period. For the Step 1 approach, which is a quantitative approach, the Company will calculate the fair value of a reporting unit and compare it to its carrying amount. There are several methods that may be used to estimate a reporting unit's fair value, including the income approach, the market approach and/or the cost approach. The amount of impairment, if any, is determined by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge based on the amount that the carrying amount exceeds the reporting unit's fair value. The loss recognized should not exceed the total goodwill allocated to the reporting unit.

For finite-lived intangible assets, the Company evaluates the carrying amount of such assets when circumstances indicate the carrying amount may not be recoverable. Conditions that could have an adverse impact on the cash flows and fair value of the long-lived assets are deteriorating business climate, condition of the asset or plans to dispose of the asset before the end of its useful life. If the assets' carrying amounts exceed the sum of the undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amounts exceeds their fair values. The Company performs such assessments at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, which is generally at the plant level, operating company level or the reporting unit level, depending on the level of interdependencies in the Company's operations.

Indefinite-lived intangible assets are tested for impairment at least annually, or when events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Companies can use the same two testing approaches for indefinite-lived intangibles as for goodwill. There were no impairments of goodwill or other intangible assets in 2024 and 2023.

Derivatives

The Company uses various hedging instruments to reduce the impact of changes in precious metal prices. These instruments are recorded as either fair value hedges, economic hedges, cash flow hedges or derivatives with no hedging designation.

Precious Metals

The Company's precious metal and commodity inventories are subject to market price fluctuations. The Company enters into commodity futures and forward contracts to mitigate the impact of price fluctuations on its precious and certain non-precious metal inventories that are not subject to fixed price contracts. The Company's hedging strategy is designed to protect it against normal volatility; therefore, abnormal price changes in these commodities or markets could negatively impact the Company's earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value Hedges. The fair values of these derivatives are recognized as derivative assets and liabilities on the Company's consolidated balance sheets. The net change in fair value of the derivative assets and liabilities, and the change in the fair value of the underlying hedged inventory, are recognized in the Company's consolidated statements of operations, and such amounts principally offset each other due to the effectiveness of the hedges. The fair value hedges are associated primarily with the Company's precious metal inventory carried at fair value.

Economic Hedges. As these derivatives are not designated as accounting hedges under U.S. GAAP, they are accounted for as derivatives with no hedge designation. The derivatives are marked to market, and both realized and unrealized gains and losses are recorded in current period earnings in the Company's consolidated statements of operations. The economic hedges are associated primarily with the Company's precious metal inventory valued using the LIFO method.

WebBank — Economic Interests in Loans

WebBank's derivative financial instruments represent on-going economic interests in loans made after they are sold. These derivatives are carried at fair value on a gross basis in Other non-current assets on the Company's consolidated balance sheets and are classified within Level 3 in the fair value hierarchy (see Note 18 — "Fair Value Measurements"). At December 31, 2024, outstanding derivatives mature within 3 to 5 years. Gains and losses resulting from changes in fair value of derivative instruments are accounted for in the Company's consolidated statements of operations in Financial Services revenue. Fair value represents the estimated amounts that WebBank would receive at the reporting date based on a discounted cash flow model for the same or similar instruments. WebBank does not enter into derivative contracts for speculative or trading purposes.

Property, Plant and Equipment, Net

Property, plant and equipment is recorded at cost. Depreciation of property, plant and equipment is recorded principally on the straight line method over the estimated useful lives of the assets, which range as follows: machinery and equipment 3 to 15 years and buildings and improvements 10 to 30 years. Leasehold improvements are amortized over the shorter of the terms of the related leases or the estimated useful lives of the improvements. Interest cost is capitalized for qualifying assets during the assets' acquisition period. Maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Gains or losses on dispositions is recorded in Other income, net.

The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the carrying amounts of the long-lived assets exceed the sum of the undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amounts exceeds their fair values, which is generally determined using a discounted cash flow methodology. The Company performs such assessments at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, which is generally at the plant level, operating company level or the reporting unit level, depending on the level of interdependencies in the Company's operations. The Company considers various factors in determining whether an impairment test is necessary, including among other things: a significant or prolonged deterioration in operating results and projected cash flows; significant changes in the extent or manner in which assets are used; technological advances with respect to assets which would potentially render them obsolete; the Company's strategy and capital planning; and the economic climate in the markets it serves. When estimating future cash flows and if necessary, fair value, the Company makes judgments as to the expected utilization of assets and estimated future cash flows related to those assets. The Company considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and other information available at the time the estimates are made. The Company believes these estimates are reasonable; however, changes in circumstances or conditions could have a significant impact on its estimates, which might result in material impairment charges in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company determines if an agreement qualifies as a lease or contains a lease in the period that the agreement is executed. An agreement is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used.

Right of use ("ROU") assets represent the Company's right to use an underlying asset during the reasonably certain lease term. Lease liabilities represent the Company's obligation to make payments over the life of the lease. A ROU asset and a lease liability are recognized at commencement of the lease based on the present value of the lease payments over the life of the lease. Since the interest rate implicit in a lease is generally not readily determinable, the Company uses an incremental borrowing rate to determine the present value of the lease payments. The incremental borrowing rate represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar lease term to obtain an asset of similar value. Our lease terms may include options to extend or terminate the lease when the Company is reasonably certain that we will exercise that option.

Initial direct costs are included as part of the ROU asset upon commencement of the lease. The Company has applied the practical expedient available for lessees in which lease and non-lease components are accounted for as a single lease component for all of our asset classes. An ROU asset and corresponding lease liability are not recorded for leases with an initial term of 12 months or less (short-term leases), and the Company recognizes lease expense for these leases as incurred over the lease term.

Deferred Debt Issue Costs

Costs to issue debt are capitalized and deferred when incurred and subsequently amortized to interest expense over the expected life of the revolving credit facility. Deferred debt issuance costs for line-of-credit arrangements are presented in the Company's consolidated balance sheets in other assets.

Business Combinations

Business combinations are accounted for using the purchase method of accounting. The purchase price of an acquisition is measured as the aggregate of the fair value of the consideration transferred at the acquisition date. The purchase price is allocated to the fair values of the tangible and intangible assets acquired and liabilities assumed at date of acquisition, with any excess recorded as goodwill. These fair value determinations require management to make estimates which are based on all available information and may involve the use of assumptions with respect to the timing and amount of future revenues and expenses, the weighted average cost of capital, and royalty rates associated with the transaction and the assets or liabilities acquired. In addition to using management estimates the Company uses a variety of information sources to determine the estimated fair values of acquired assets and liabilities including third-party appraisals for the estimated value and lives of identifiable intangible assets and property, plant and equipment. This judgment and determination affect the amount of consideration paid that is allocable to assets and liabilities acquired in the business purchase transaction. The purchase price allocation may be provisional during a measurement period of up to one year to provide reasonable time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed. Any such measurement period adjustments are recognized in the period in which the adjustment amount is determined. Transaction costs associated with the acquisition are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

General

The Company accounts for a contract when it has approval and commitment from all parties, the rights and payment terms of the parties can be identified, the contract has commercial substance and the collectability of the consideration, or transaction price, is probable. At the inception of each contract, the Company evaluates the promised goods and services to determine whether the contract should be accounted for as having one or more performance obligations. A performance obligation is a promise to transfer a distinct good or service to a customer and represents the unit of accounting for revenue recognition. Revenues are recognized when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company records all shipping and handling fees billed to customers as revenue. The Company has elected to account for shipping and handling activities that are performed after the customer obtains control of a good as activities to fulfill the promise to transfer the good. If revenue is recognized for the related good before the shipping and handling activities occur, the related costs of those shipping and handling activities are accrued.

Sales and usage-based taxes are excluded from revenues. The Company does not have any material service-type warranty arrangements. The expected costs associated with the Company's assurance warranties are recognized as expense when the products are sold. The Company does not have any material significant financing arrangements as payment is received shortly after the goods are sold or services are performed. Cash received from customers prior to shipment of goods, or otherwise not yet earned, is recorded as deferred revenue.

The Company determines the transaction for each contract based on the best estimate of the consideration the Company expects to receive, which includes assumptions regarding variable consideration. The Company includes such estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable consideration is primarily estimated using the most likely amount method.

Generally, the Company's sales contracts with customers contain only one performance obligation. In certain circumstances, contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines the standalone selling price based on the prices charged to similar customers or by using the expected cost plus margin approach. The Company's performance obligations are generally part of contracts with customers that have a duration of less than one year, and therefore, the Company has not provided disclosures with respect to remaining performance obligations.

The Company recognizes revenue for each performance obligation when (or as) the performance obligation is satisfied by transferring control of the promised goods or services underlying the performance obligation to the customer. The transfer of control can occur over time or at a point in time. Performance obligations are satisfied at a point in time unless they meet at least one of the following criteria, in which case they are satisfied over time:

- The customer simultaneously receives and consumes the benefits provided by the Company's performance as it performs;
- The Company's performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced; or
- The Company's performance does not create an asset with an alternative use to us and the Company has an enforceable right to payment for performance completed to date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Given the typical duration of the Company's contracts with customers, as noted directly above, is less than one year, the Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within Selling, general and administrative expenses.

For certain of the services that the Company's Diversified Industrial and Energy segments provide, the Company has determined that it has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date, and therefore, the Company recognizes revenue in the amount to which the entity has a right to invoice when that amount corresponds directly with the value of the Company's performance to date.

The Company has also entered into rebate agreements with certain customers. These programs are typically structured to incentivize the customers to increase their annual purchases from the Company. The rebates are usually calculated as a percentage of the purchase amount, and such percentages may increase as the customer's level of purchases rise. Rebates are recorded as a reduction of net sales in the Company's consolidated statements of operations. As of December 31, 2024 and 2023, accrued rebates payable totaled $15,231 and $16,109, respectively, and are included in Accrued liabilities on the Company's consolidated balance sheets.

Diversified Industrial Segment

The Diversified Industrial segment is comprised of manufacturers of engineered niche industrial products. The majority of revenues recognized are for the sale of manufactured goods in the U.S. Other revenue recognized is for repair and maintenance services. Customer contracts are generally short-term in nature and are based on individual customer purchase orders. The terms and conditions of the customer purchase orders are dictated by either the Company's standard terms and conditions or by a master service agreement.

Diversified Industrial revenues related to product sales are recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods. This condition is usually met at a point-in-time when the product has been shipped to the customer, or in certain circumstances when the product has been delivered to the customer, depending on the terms of the contract. However, revenues for certain custom manufactured goods are recognized over time as the customer order is fulfilled (for example, contracts for sale of custom manufactured goods that do not have an alternative use and for which the Company has an enforceable right to payment). Generally, a cost incurred input method is used to determine the timing of revenue recognition for over time arrangements. Service revenues are primarily recognized in the amount to which the entity has a right to invoice.

Certain customers may receive sales incentives, such as right of return, rebates, volume discounts and early payment discounts, which are accounted for as variable consideration. The Company estimates these amounts based on the expected incentive amount to be provided to customers and reduces revenues, and these estimates are typically constrained. The Company adjusts its estimate of revenue at the earlier of when the expected value or most likely amount of consideration we expect to receive changes or when the consideration becomes fixed.

Diversified Industrials' service revenues are generated primarily by repair and maintenance work performed on equipment used at mass merchants, supermarkets and restaurants. Service revenues are primarily recognized in the amount to which the entity has a right to invoice.

Energy Segment

The Energy segment provides drilling and production services to the oil and gas industry in the U.S. The services provided include well completion and recompletion, well maintenance and workover, flow testing, down hole pumping, plug and abatement, well logging and perforating wireline services. Service revenues are recognized in the amount to which the entity has a right to invoice. Consideration for Energy contracts is generally fixed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

An immaterial portion of Energy revenues are service revenues related to Energy's youth sports business. These service revenues are recognized when services are provided to the customer, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. Consideration for the Energy's sports business contracts is generally fixed.

Financial Services Segment

WebBank generates revenue through a combination of interest income and non-interest income. Interest income is derived from interest and fees earned on loans and investments. Interest income is accrued on the unpaid principal balance, including amortization of premiums and accretion of discounts. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the estimated life of the loan. Non-interest income is primarily derived from premiums on the sale of loans, loan servicing fees, origination fees earned on certain loans and fee income on contractual lending arrangements.

Supply Chain Segment

The Supply Chain segment recognizes revenue from its contracts with customers primarily from the sale of supply chain management services. Revenue is recognized when control of the promised goods or services transferred to a customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Amounts billed to customers under supply chain management services arrangements include revenue attributable to the services performed as well as for materials procured on the customer's behalf as part of its service to them. The majority of these arrangements consist of two distinct performance obligations (i.e. warehousing/inventory management service and a separate kitting/packaging/assembly service), revenue related to each of which is recognized over time as services are performed using an input method based on the level of efforts expended.

Principal Versus Agent Revenue Recognition

For revenue generated from contracts with customers involving another party, the Company evaluates whether it is acting as the principal or the agent in the transaction. This determination requires significant judgment and impacts the amount and timing of revenue recognized. The Company determines whether it is a principal or an agent, which is dependent on whether the Company has control of the specified goods or services before they are transferred to the customer, whether the Company is primarily responsible for fulfillment, whether the Company has inventory risk and whether the Company has latitude in establishing price. Revenues are recognized on a gross basis if the Company is acting in the capacity of a principal and on a net basis if it's acting in the capacity of an agent.

Concentration of Revenue

No single customer accounted for 10% or more of the Company's consolidated revenues in 2024 or 2023.

Fair Value Measurements

The Company measures certain assets and liabilities at fair value (see Note 18 — "Fair Value Measurements"). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values of assets and liabilities are determined based on a three-level measurement input hierarchy. Level 1 inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date. Level 2 inputs are other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs can include quoted prices in active markets for similar assets or liabilities, quoted prices in a market that is not active for identical assets or liabilities, or other inputs that can be corroborated by observable market data. Level 3 inputs are unobservable for the asset or liability when there is little, if any, market activity for the asset or liability. Level 3 inputs are based on the best information available and may include data developed by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Pension Plans

The Company sponsors qualified and non-qualified pension and other post-retirement benefit plans covering certain of its current or former employees. In accordance with accounting standards for employee pension benefits, the Company recognizes on a plan-by-plan basis the unfunded status of its pension and post-retirement benefit plans in the consolidated financial statements and measures its pension plan assets and benefit obligations as of December 31, except for Steel Connect's employee benefit plans which are measured as of its fiscal year end, July 31 (and approximates the value at December 31). The obligation for the Company's pension and post-retirement benefit plans and the related annual costs of employee benefits are calculated based on several long-term assumptions, including discount rates and expected mortality for employee benefit liabilities, rates of return on plan assets and expected annual rates for salary increases for employee participants.

Equity-Based Compensation

The Company accounts for restricted stock units granted to employees and non-employee directors as compensation expense, which is recognized in exchange for the services received. The compensation expense is based on the fair value of the equity instruments on the grant-date and is recognized as an expense over the service period of the recipients. The Company accounts for forfeitures in the period in which they occur.

Income Taxes

SPLP and certain of its subsidiaries, as limited partnerships, are generally not responsible for federal and state income taxes, and their profits and losses are passed directly to their partners for inclusion in their respective income tax returns. SPLP's subsidiaries that are corporate entities are subject to federal and state income taxes and file corporate income tax returns.

SPLP's subsidiaries that are subject to income taxes use the liability method of accounting for such taxes. Under the liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Such subsidiaries evaluate the recoverability of deferred tax assets and establish a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that most positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the Company's consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is provided for and reflected as a liability for unrecognized tax benefits on the Company's consolidated balance sheets, along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

SPLP's policy is to record estimated interest and penalties related to the underpayment of income taxes as income tax provision in its consolidated statements of operations.

The Company does not release income tax effects from AOCI until the underlying asset or liability to which the income tax relates has been derecognized from the balance sheet or otherwise terminated.

Foreign Currency Translation

Assets and liabilities of SPLP's foreign subsidiaries are translated at current exchange rates and related revenues and expenses are translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments are recorded as a separate component of other comprehensive income or loss. Gains and losses arising from transactions denominated in a currency other than the functional currency of the reporting entity are included in earnings.

Legal Contingencies

The Company is subject to litigation, proceedings, claims or assessments and various contingent liabilities incidental to its business or assumed in connection with certain business acquisitions. The Company accrues a charge for a loss contingency when it believe it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If the loss is within a range of specified amounts, the most likely amount is accrued, and the Company accrues the minimum amount in the range if no amount within the range represents a better estimate. Generally, the Company records the loss contingency at the amount we expect to pay to resolve the contingency, and the amount is generally not discounted to the present value. Amounts recoverable under insurance contracts are recorded as assets when recovery is deemed probable. Contingencies that might result in a gain are not recognized until realizable. Changes to the amount of the estimated loss or resolution of one or more contingencies could have a material impact on our results of operations, financial position and cash flows.

Environmental Liabilities

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for environmental liabilities are included in Accrued liabilities and Other non-current liabilities. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study.

These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The actual settlement of the Company's liability for environmental matters could materially differ from its estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

Adoption of New Accounting Standards

In June 2022, the FASB issued Accounting Standards Update ("ASU") 2022-03*, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The new standard clarifies that a contractual restriction on the sale of an equity security should not be considered in measuring the fair value of the security. The new standard also requires certain disclosures related to equity securities with contractual sale restrictions. The Company adopted ASU 2022-03 on January 1, 2024. The adoption did not have any impact on the Company's consolidated financial statements and disclosures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, allowing financial statement users to better understand the components of a segment's profit or loss to assess potential future cash flows for each reportable segment and the entity as a whole. The new guidance requires a public entity to disclose significant expenses and other segment items that are regularly reported to the chief operating decision maker ("CODM") and the nature of segment expense information used to manage operations. Additionally, it requires a public entity to disclose the title and position of the CODM. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. During the year ended December 31, 2024, the amendments in ASU 2023-07 were adopted retrospectively. See Note 21 — "Segment Information" for the updated disclosure. This ASU did not have any impact on the Company's consolidated balance sheets or statements of operations.

Accounting Standards Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)*, which requires a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expenses to help investors: (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare an entity's performance over time and with that of other entities. Early adoption is permitted. The new guidance may be applied either on a prospective or retrospective basis. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of this guidance on the Company's consolidated financial statement disclosures; however, adoption is not expected to impact its consolidated balance sheets or statements of operations.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which is intended to enhance the transparency, decision usefulness and effectiveness of income tax disclosures. The new guidance requires disaggregated information about the effective tax rate reconciliation and additional information on taxes paid that meet a quantitative threshold. The new guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption and retrospective application permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statement disclosures; however, adoption will not impact its consolidated balance sheets or statements of operations.

In August 2023, the FASB issued ASU 2023-05, *Business Combinations-Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement*. ASU 2023-05 applies to the formation of a "joint venture" or a "corporate joint venture" and requires a joint venture to initially measure all contributions received upon its formation at fair value. The new guidance is applicable to joint venture entities with a formation date on or after January 1, 2025, on a prospective basis. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact of this accounting standard; however, adoption is not expected to have a material impact on its consolidated balance sheets or statements of operations.

3. REVENUES

Disaggregation of Revenues

Revenues are disaggregated at the Company's segment level since the segment categories depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. For additional details related to the Company's reportable segments see Note 21 — "Segment Information."

The following table presents the Company's revenues disaggregated by geography for the years ended December 31, 2024 and 2023. The Company's revenues are primarily derived domestically. Foreign revenues are based on the country in which the legal subsidiary generating the revenue is domiciled. Revenue from any single foreign country was not material to the Company's consolidated financial statements.

	Year Ended December 31,	
	2024	2023
United States	$ 1,811,906	$ 1,744,076
Foreign	215,942	161,381
Total revenue	$ 2,027,848	$ 1,905,457

Contract Balances

Differences in the timing of revenue recognition, billings and cash collections result in billed trade receivables, unbilled receivables (contract assets) and deferred revenue (contract liabilities) on the consolidated balance sheets.

Contract Assets

Unbilled receivables arise when the timing of billings to customers differs from the timing of revenue recognition, such as when the Company recognizes revenue over time before a customer can be billed. Contract assets are classified as Prepaid expenses and other current assets on the consolidated balance sheets. The balances of contract assets as of December 31, 2024 and 2023 were $3,409 and $5,317, respectively. As of December 31, 2024 and 2023, the Company's return assets account was not material.

Contract Liabilities

The Company records deferred revenues when cash payments are received or due in advance of the Company's performance, including amounts that are refundable, which are recorded as contract liabilities. Contract liabilities are classified as Other current liabilities on the consolidated balance sheets based on the timing of when the Company expects to recognize revenue.

	Contract Liabilities
Balance at December 31, 2023	$ 7,388
Deferral of revenue	19,655
Recognition of unearned revenue	(21,033)
Balance at December 31, 2024	**$ 6,010**
Balance at December 31, 2022	$ 4,380
Deferral of revenue	23,004
Recognition of unearned revenue	(19,996)
Balance at December 31, 2023	**$ 7,388**

4. LEASES

The Company has operating and finance leases for operating plants, warehouses, corporate offices, housing facilities, vehicles and equipment. The Company's leases have remaining lease terms of up to 17 years.

The components of lease cost are as follows:

	Year Ended December 31,	
	2024	2023
Operating lease cost	$ 22,451	$ 17,497
Short-term lease cost	$ 630	$ 880
Finance lease cost:		
Amortization of right-of-use assets	$ 2,002	$ 1,782
Interest on lease liabilities	282	227
Total finance lease cost	$ 2,284	$ 2,009

Supplemental cash flow information related to leases is as follows:

	Year Ended December 31,	
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 21,438	$ 15,401
Operating cash flows from finance leases	$ 212	$ 221
Financing cash flows from finance leases	$ 2,467	$ 2,342
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 10,634	$ 15,068
Finance leases	$ 2,394	$ 1,795

Supplemental balance sheet information related to leases is as follows:

	December 31, 2024	December 31, 2023	Location on Consolidated Balance Sheet
Operating leases			
Operating lease right-of-use assets	$ 66,297	$ 76,746	Operating lease right-of-use assets
Current operating lease liabilities	$ 16,995	$ 17,770	Other current liabilities
Non-current operating lease liabilities	53,134	61,790	Long-term operating lease liabilities
Total operating lease liabilities	$ 70,129	$ 79,560	
Finance leases			
Finance lease assets	$ 5,472	$ 7,344	Property, plant and equipment, net
Current finance lease liabilities	$ 1,823	$ 2,086	Other current liabilities
Non-current finance lease liabilities	2,785	2,631	Other non-current liabilities
Total finance lease liabilities	$ 4,608	$ 4,717	

4. LEASES (cont.)

	Year Ended December 31,	
	2024	2023
Weighted-average remaining lease term (years)		
Operating leases	6.96 years	6.68 years
Finance leases	2.89 years	2.64 years
Weighted-average discount rate		
Operating leases	5.63%	5.31%
Finance leases	6.46%	5.43%

Maturities of lease liabilities, as of December 31, 2024, are as follows:

	Operating Leases	Finance Leases
2025	$ 20,680	$ 2,089
2026	16,370	1,572
2027	12,838	1,014
2028	9,240	391
2029	6,362	66
Thereafter	29,337	7
Total lease payments	94,827	5,139
Present value of current lease liabilities	16,995	1,823
Present value of long-term lease liabilities	53,134	2,785
Total present value of lease liabilities	70,129	4,608
Difference between undiscounted cash flows and discounted cash flows	$ 24,698	$ 531

5. ACQUISITIONS AND DIVESTITURES

STCN Transfer and Exchange Agreement

On April 30, 2023, the Company and Steel Connect, executed a series of agreements, in which the Steel Partners Group transferred an aggregate of 3,597,744 shares of common stock, par value $0.10 per share, of Aerojet held by the Steel Partners Group to Steel Connect in exchange for 3,500,000 shares of newly created Series E Convertible Preferred Stock. The Series E Convertible Preferred Stock was convertible into an aggregate of 184.9 million shares (19.8 million shares post June 21, 2023 reverse/forward stock split) of Steel Connect common stock, par value $0.01 per share (the "common stock" or "Common Stock"), and voted together with the Steel Connect common stock and participated in any dividends paid on the Steel Connect common stock, in each case on an as-converted basis. Upon conversion of the Series E Convertible Preferred Stock, when combined with STCN common stock, STCN convertible debt, if converted, and STCN Series C preferred shares, also if converted, owned by the Company, would result in the Steel Partners Group holding approximately 84.0% of the outstanding equity interests of Steel Connect as of the Exchange Transaction closing date. The Exchange Transaction closed on May 1, 2023, the date that the consideration was exchanged between the Company and Steel Connect and as of that date Steel Connect became a consolidated subsidiary for financial reporting purposes. Steel Connect was not consolidated for federal income tax purposes as of the Exchange Transaction because the ownership in Steel Connect was dispersed between different federal tax consolidation groups. Steel Connect's assets and liabilities have been included in the Company's consolidated balance sheet, with a related noncontrolling interest of 16.0% of STCN's common stock as of the Exchange Transaction closing date. Prior to May 1, 2023, the Company held a 49.6% ownership interest in Steel Connect and accounted for its investment in Steel Connect in accordance with the equity method of accounting. The Company remeasured the previously held equity method investment to its fair value based upon a valuation of Steel Connect, as of the date of the Exchange Transaction.

5. ACQUISITIONS AND DIVESTITURES (cont.)

The Exchange Transaction was accounted for in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*, and, accordingly, Steel Connect's results of operations have been consolidated in our financial statements since the date of the Exchange Transaction. The Company recorded a preliminary allocation of the Exchange Transaction to assets acquired and liabilities assumed based on their estimated fair values as of May 1, 2023. The purchase price and purchase price allocation of the Exchange Transaction were finalized as of December 31, 2023, with no significant changes to preliminary amounts.

The following table summarizes the total Exchange Transaction consideration:

(in thousands)	May 1, 2023
Fair value of Aerojet common stock	$ 202,733
Fair value of previously held interests in Steel Connect:	
Steel Connect common stock	19,010
Steel Connect Series C Preferred Stock	35,000
Steel Connect Convertible Note	13,006
Noncontrolling interest ("NCI") at fair value	44,800
Less cash acquired	(65,896)
Total estimated consideration, less cash acquired	$ 248,653

The Company remeasured the fair value of STCN common stock using the quoted market price available on the date immediately prior to when the Exchange Transaction was executed, which was the closing market price as of Friday, April 28, 2023, as that represented the information known and knowable at the time of the Exchange Transaction. The Company notes that the change in the calculation resulted in other adjustments which reallocated the components of total estimated consideration between the fair value of previously held STCN common stock and NCI, with no change to the overall consideration transferred. The other adjustments were recorded as of December 31, 2023, and did not result in any other changes to assets or liabilities recognized by the Company.

The Company's fair value estimates of the assets acquired and the liabilities assumed in the Exchange Transaction, as well as final fair value allocations reflecting adjustments made during the measurement period to date, are as follows:

(in thousands)	Initial Estimate	Other Adjustments	Final Allocation
Trade and other receivables	$ 36,900	$ —	$ 36,900
Inventories, net	6,900	—	6,900
Prepaid expenses and other current assets	5,000	—	5,000
Identifiable intangible assets	36,000	(500)	35,500
Other non-current assets	3,900	—	3,900
Property, plant and equipment, net	3,400	—	3,400
Operating lease right-of-use assets	29,250	—	29,250
Investments	202,733	—	202,733
Total assets acquired	324,083	(500)	323,583
Accounts payable	26,300	—	26,300
Accrued liabilities	29,100	(3,082)	26,018
Other current liabilities	15,230	—	15,230
Long-term operating lease liabilities	21,300	—	21,300
Other non-current liabilities	5,500	300	5,800
Total liabilities assumed	97,430	(2,782)	94,648
Goodwill	22,000	(2,282)	19,718
Net assets acquired at fair value	$ 248,653	$ —	$ 248,653

5. ACQUISITIONS AND DIVESTITURES (cont.)

The excess of the Exchange Transaction consideration over the fair value of net identifiable assets acquired and liabilities assumed was recorded as goodwill, which was primarily attributed to expected synergies and the assembled workforce of Steel Connect and will not be deductible for income tax purposes. The fair values assigned to the net identifiable assets and liabilities assumed were based on management's estimates and assumptions.

Identifiable intangible assets were recognized at their estimated acquisition date fair values. The fair value of the trade name asset was determined using the relief-from-royalty method and the fair value of the customer relationships asset was determined using the excess earnings method. These income-based approaches included assumptions such as the amount and timing of projected cash flows, growth rates, customer attrition rates, discount rates, and the assessment of the asset's life cycle. The estimated fair value and estimated remaining useful lives of identifiable intangible assets as of the Exchange Transaction closing date were as follows:

(in thousands)	Useful Life (Years)	Amount
Customer relationships	7	$ 25,000
Trade name	Indefinite	10,500
Estimated fair value of identifiable intangible assets		$ 35,500

The operating results of Steel Connect have been included in the Company's consolidated financial statements since the date of the Exchange Transaction.

6. LOANS RECEIVABLE, INCLUDING LOANS HELD FOR SALE

Major classifications of Loans receivable, including loans held for sale, held by WebBank at December 31, 2024 and 2023 are as follows:

	Total				Current		Non-current	
	December 31, 2024	%	December 31, 2023	%	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Loans held for sale	$ 739,822		$ 868,884		$ 739,822	$ 868,884	$ —	$ —
Commercial real estate loans	$ 4,485	—%	$ 2,078	—%	—	—	4,485	$ 2,078
Commercial and industrial	969,702	90%	980,722	87%	760,125	646,890	209,577	333,832
Consumer loans	110,697	10%	142,410	13%	88,350	92,248	22,347	50,162
Total loans	1,084,884	100%	1,125,210	100%	848,475	739,138	236,409	386,072
Less:								
Allowance for credit losses	(26,463)		(25,486)		(21,316)	(25,486)	(5,147)	—
Total loans receivable, net	$ 1,058,421		$ 1,099,724		827,159	713,652	231,262	386,072
Loans receivable, including loans held for sale[(a)]					$ 1,566,981	$ 1,582,536	$ 231,262	$ 386,072

(a) The amortized cost of loans receivable, including loans held for sale, is considered to be representative of fair value because the rates of interest are not significantly different from market interest rates for instruments with similar maturities. The fair value of loans receivable, including loans held for sale, was $1,798,486 and $1,967,021 at December 31, 2024 and 2023, respectively.

Loans with an amortized cost of approximately $225,601 and $381,256 were pledged as collateral for potential borrowings at December 31, 2024 and 2023, respectively. WebBank serviced $1,699 and $1,744 in loans for others at December 31, 2024 and 2023, respectively.

WebBank sold loans classified as loans held for sale of $29,767,668 and $19,907,907 during the year ended December 31, 2024 and 2023, respectively. The sold loans were derecognized from the consolidated balance sheets. Loans classified as loans held for sale primarily consist of consumer and small business loans. Amounts added to loans held for sale were $29,886,737 and $20,356,321 during the year ended December 31, 2024 and 2023, respectively.

6. LOANS RECEIVABLE, INCLUDING LOANS HELD FOR SALE (cont.)

WebBank's allowance for credit losses ("ACL") increased $977, or 4%, during the year ended December 31, 2024, as compared to the year ended December 31, 2023. Changes in the ACL are summarized as follows:

	Commercial Real Estate Loans	Commercial & Industrial	Consumer Loans	Total
December 31, 2022	$ 28	$ 18,493	$ 11,169	$ 29,690
Impact of adopting ASC 326	1	1,144	3,597	4,742
Charge-offs	—	(51,691)	(9,262)	(60,953)
Recoveries	59	1,479	425	1,963
Provision	(13)	45,319	4,738	50,044
December 31, 2023	$ 75	$ 14,744	$ 10,667	25,486
Charge-offs	—	(10,576)	(5,909)	(16,485)
Recoveries	—	8,425	404	8,829
Provision	177	5,212	3,244	8,633
December 31, 2024	$ 252	$ 17,805	$ 8,406	$ 26,463

The ACL and outstanding loan balances are summarized as follows:

December 31, 2024	Commercial Real Estate Loans	Commercial & Industrial	Consumer Loans	Total
Allowance for credit losses:				
Individually evaluated for impairment	$ —	$ 6,360	$ —	$ 6,360
Collectively evaluated for impairment	252	11,445	8,406	20,103
Total	$ 252	$ 17,805	$ 8,406	$ 26,463
Outstanding loan balances:				
Individually evaluated for impairment	$ —	$ 27,798	$ —	$ 27,798
Collectively evaluated for impairment	4,485	941,904	110,697	1,057,086
Total	$ 4,485	$ 969,702	$ 110,697	$ 1,084,884

December 31, 2023	Commercial Real Estate Loans	Commercial & Industrial	Consumer Loans	Total
Allowance for credit losses:				
Individually evaluated for impairment	$ 8	$ 1,000	$ —	$ 1,008
Collectively evaluated for impairment	67	13,744	10,667	24,478
Total	$ 75	$ 14,744	$ 10,667	$ 25,486
Outstanding loan balances:				
Individually evaluated for impairment	$ 8	$ 3,095	$ —	$ 3,103
Collectively evaluated for impairment	2,070	977,627	142,410	1,122,107
Total	$ 2,078	$ 980,722	$ 142,410	$ 1,125,210

Nonaccrual and Past Due Loans

Commercial and industrial loans past due 90 days or more and still accruing interest were $8,140 and $10,270 at December 31, 2024 and 2023, respectively. Consumer loans past due 90 days or more and still accruing interest were $1,100 and $4,790 at December 31, 2024 and 2023, respectively. The Company had nonaccrual loans of $26,342 and $814 at December 31, 2024 and December 31, 2023, respectively.

6. LOANS RECEIVABLE, INCLUDING LOANS HELD FOR SALE (cont.)

Past due loans (accruing and nonaccruing) are summarized as follows:

December 31, 2024	Current	30 – 89 Days Past Due	90+ Days Past Due	Total Past Due	Total Loans	Recorded Investment In Accruing Loans 90+ Days Past Due	Nonaccrual Loans That Are Current[(a)]
Commercial real estate loans	$ 4,485	$ —	$ —	$ —	$ 4,485	$ —	$ —
Commercial and industrial	949,692	11,870	8,140	20,010	969,702	8,140	26,342
Consumer loans	107,327	2,270	1,100	3,370	110,697	1,100	—
Total loans	$ 1,061,504	$ 14,140	$ 9,240	$ 23,380	$ 1,084,884	$ 9,240	$ 26,342

(a) Represents nonaccrual loans that are not past due more than 30 days; however, full payment of principal and interest is still not expected.

December 31, 2023	Current	30 – 89 Days Past Due	90+ Days Past Due	Total Past Due	Total Loans	Recorded Investment In Accruing Loans 90+ Days Past Due	Nonaccrual Loans That Are Current[(a)]
Commercial real estate loans	$ 2,078	$ —	$ —	$ —	$ 2,078	$ —	$ —
Commercial and industrial	959,852	10,600	10,270	20,870	980,722	10,270	814
Consumer loans	132,570	5,050	4,790	9,840	142,410	4,790	—
Total loans	$ 1,094,500	$ 15,650	$ 15,060	$ 30,710	$ 1,125,210	$ 15,060	$ 814

(a) Represents nonaccrual loans that are not past due more than 30 days; however, full payment of principal and interest is still not expected.

Credit Quality Indicators

In addition to the past due and nonaccrual criteria, loans are analyzed using a loan grading system. Generally, internal grades are assigned to commercial loans based on the performance of the loans, financial/statistical models and loan officer judgment. For consumer loans and some commercial and industrial loans, the primary credit quality indicator is payment status.

Reviews and grading of loans with unpaid principal balances of $100 or more are performed once per year. Grades follow definitions of Pass, Special Mention, Substandard and Doubtful, which are consistent with published definitions of regulatory risk classifications. The definitions of Pass, Special Mention, Substandard and Doubtful are summarized as follows:

- *Pass*: An asset in this category is a higher quality asset and does not fit any of the other categories described below. The likelihood of loss is considered remote.
- *Special Mention*: An asset in this category has a specific weakness or problem but does not currently present a significant risk of loss or default as to any material term of the loan or financing agreement.
- *Substandard*: An asset in this category has a developing or minor weakness or weaknesses that could result in loss or default if deficiencies are not corrected or adverse conditions arise.
- *Doubtful*: An asset in this category has an existing weakness or weaknesses that have developed into a serious risk of significant loss or default with regard to a material term of the financing agreement.

6. LOANS RECEIVABLE, INCLUDING LOANS HELD FOR SALE (cont.)

Outstanding loan balances (accruing and nonaccruing) categorized by these credit quality indicators are summarized as follows:

December 31, 2024	Non-Graded	Pass	Special Mention	Sub-standard	Doubtful	Total Loans
Commercial real estate loans	$ —	$ 4,485	$ —	$ —	$ —	$ 4,485
Commercial and industrial	731,622	210,282	—	27,798	—	969,702
Consumer loans	110,697	—	—	—	—	110,697
Total loans	$ 842,319	$ 214,767	$ —	$ 27,798	$ —	$ 1,084,884

December 31, 2023	Non-Graded	Pass	Special Mention	Sub-standard	Doubtful	Total Loans
Commercial real estate loans	$ —	$ 2,070	$ —	$ 8	$ —	$ 2,078
Commercial and industrial	675,952	301,675	—	3,095	—	980,722
Consumer loans	142,410	—	—	—	—	142,410
Total loans	$ 818,362	$ 303,745	$ —	$ 3,103	$ —	$ 1,125,210

The following table represents the amortized cost basis loan balances by year of origination and credit quality indicator:

	As of December 31, 2024 Amortized Cost Basis by Origination Year							
	2024	2023	2022	2021	2020	Prior	Revolving loans amortized cost basis	Total
Commercial Real Estate Loans								
Risk Rating:								
Pass	$ 1,602	$ 1,102	$ 579	$ 97	$ 59	$ 1,046	$ —	$ 4,485
Sub-standard	—	—	—	—	—	—	—	—
Total Commercial Real Estate Loans	$ 1,602	$ 1,102	$ 579	$ 97	$ 59	$ 1,046	$ —	$ 4,485
Commercial & Industrial								
Risk Rating:								
Pass	$ 12,386	$ 78,722	$ 68,967	$ 49,974	$ 233	$ —	$ —	$ 210,282
Non-graded	562,512	9,193	571	1,712	3,131	5	154,498	731,622
Sub-standard	1,360	96	23,906	—	—	2,436	—	27,798
Total Commercial & Industrial	$ 576,258	$ 88,011	$ 93,444	$ 51,686	$ 3,364	$ 2,441	$ 154,498	$ 969,702
Current period gross charge-offs	$ 3,088	$ 5,196	$ 1,830	$ 112	$ 296	$ 54	$ —	$ 10,576
Consumer Loans								
Risk Rating:								
Non-graded	$ 43,952	$ 34,964	$ 11,688	$ 872	$ 69	$ 96	$ 19,056	$ 110,697
Total Consumer Loans	$ 43,952	$ 34,964	$ 11,688	$ 872	$ 69	$ 96	$ 19,056	$ 110,697
Current period gross charge-offs	$ 303	$ 3,727	$ 1,615	$ 126	$ 33	$ 105	$ —	$ 5,909

6. LOANS RECEIVABLE, INCLUDING LOANS HELD FOR SALE (cont.)

	As of December 31, 2023 Amortized Cost Basis by Origination Year							
	2023	2022	2021	2020	2019	Prior	Revolving loans amortized cost basis	Total
Commercial Real Estate Loans								
Risk Rating:								
Pass	$ 1,116	$ 591	$ 126	$ 61	$ 42	$ 134	$ —	$ 2,070
Sub-standard	—	—	—	—	—	8	—	8
Total Commercial Real Estate Loans	$ 1,116	$ 591	$ 126	$ 61	$ 42	$ 142	$ —	$ 2,078
Commercial & Industrial								
Risk Rating:								
Pass	$ 135,468	$ 114,821	$ 51,181	$ 205	$ —	$ —	$ —	$ 301,675
Non-graded	508,163	11,717	414	1,901	278	62	153,417	675,952
Sub-standard	560	27	—	—	—	2,508	—	3,095
Total Commercial & Industrial	$ 644,191	$ 126,565	$ 51,595	$ 2,106	$ 278	$ 2,570	$ 153,417	$ 980,722
Current period gross charge-offs	$ 1,751	$ 11,932	$ 37,036	$ 508	$ 458	$ 6	$ —	$ 51,691
Consumer Loans								
Risk Rating:								
Non-graded	$ 74,242	$ 25,733	$ 2,475	$ 594	$ 1,056	$ 51	$ 38,259	$ 142,410
Total Consumer Loans	$ 74,242	$ 25,733	$ 2,475	$ 594	$ 1,056	$ 51	$ 38,259	$ 142,410
Current period gross charge-offs	$ 2,315	$ 3,634	$ 242	$ 163	$ 301	$ 95	$ 2,512	$ 9,262

Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable that WebBank will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled interest payments. When loans are impaired, WebBank estimates the amount of the balance that is impaired and allocates additional reserves to the loan based on the estimated present value of the loan's future cash flows discounted at the loan's effective interest rate, the observable market price of the loan, or the fair value of the loan's underlying collateral less the cost to sell. When the impairment is based on the fair value of the loan's underlying collateral, the portion of the balance that is impaired is generally charged off.

During the years ended December 31, 2021 and 2020, WebBank issued loans under the Small Business Administration's ("SBA") Paycheck Protection Program ("PPP") authorized under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The existing loans were funded by the PPP Liquidity Facility, have terms of between two and five years, and their repayment is guaranteed by the SBA. Payments by borrowers on the loans can begin up to 16 months after the note date, and interest will continue to accrue during the 16-month deferment at 1%. Loans can be forgiven in whole or in part (up to full principal and any accrued interest) if certain criteria are met. Loan processing fees paid to WebBank from the SBA are accounted for as loan origination fees. Net deferred fees are recognized over the life of the loan as yield adjustments on the loans. If a loan is paid off or forgiven by the SBA prior to its maturity date, the remaining unamortized deferred fees will be recognized in interest income at that time. The PPP loans are included in Commercial and industrial loans in the table above. As of December 31, 2024, the total PPP loans and associated liabilities were $4,140 and $3,136, respectively, with $2,526 and $1,614 recorded to Loans receivable, net and Long-term loans receivable, net, respectively, and $1,504 and $1,632 included in Other current liabilities and Other borrowings, respectively, in the Company's consolidated balance sheet as of December 31, 2024. As of December 31, 2023, the total PPP loans and associated liabilities were $16,660 and $15,065, respectively and included in Long-term loans receivable, net, and Other borrowings, respectively, in the consolidated balance sheet as of December 31, 2023. Upon borrower forgiveness, the SBA pays WebBank for the principal and accrued interest owed on the loan. WebBank received forgiveness payments from the SBA and borrowers of $12,520 during the year ended December 31, 2024.

7. INVENTORIES, NET

A summary of Inventories, net is as follows:

	December 31, 2024	December 31, 2023
Finished products	$ 63,667	$ 62,798
In-process	32,744	34,376
Raw materials	60,149	68,895
Fine and fabricated precious metal in various stages of completion	38,745	36,393
	195,305	202,462
LIFO reserve	312	(168)
Total	$ 195,617	$ 202,294

Fine and Fabricated Precious Metal Inventory

In order to produce certain of its products, the Company purchases, maintains and utilizes precious metal inventory. The Company records certain precious metal inventory at the lower of LIFO cost or market value, with any adjustments recorded through Cost of goods sold. Remaining precious metal inventory is accounted for primarily at fair value.

The Company obtains certain precious metals under a fee consignment agreement. As of December 31, 2024 and 2023, the Company had approximately $36,117 and $30,242, respectively, of precious metals, principally silver, under consignment, which are recorded at fair value in Inventories, net with a corresponding liability for the same amount recorded in Accounts payable on the Company's consolidated balance sheets. Fees charged under the consignment agreement are recorded in Interest expense in the Company's consolidated statements of operations.

	December 31, 2024	December 31, 2023
Supplemental inventory information:		
Precious metals stated at LIFO cost	$ 1,472	$ 2,113
Precious metals stated under non-LIFO cost methods, primarily at fair value	$ 37,585	$ 34,112
Market value per ounce: (in whole dollars)		
Silver	$ 28.92	$ 23.93
Gold	$ 2,633.92	$ 2,069.11
Platinum	$ 907.78	$ 998.58
Palladium	$ 915.20	$ 1,108.32

8. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A reconciliation of the change in the carrying amount of goodwill is as follows:

	Diversified Industrial	Energy	Financial Services	Supply Chain	Corporate and Other	Total
Balance at December 31, 2023:						
Gross goodwill	$ 155,423	$ 67,143	$ 9,474	$ 22,785	$ 81	$ 254,906
Accumulated impairments	(41,278)	(64,790)	—	—	—	(106,068)
Net goodwill	114,145	2,353	9,474	22,785	81	148,838
Acquisitions	—	—	—	—	—	—
Other adjustments[a]	—	—	—	(3,082)	—	(3,082)
Currency translation adjustments	(86)	—	—	—	—	(86)
Balance at December 31, 2024:						
Gross goodwill	155,337	67,143	9,474	19,703	81	251,738
Accumulated impairments	(41,278)	(64,790)	—	—	—	(106,068)
Net goodwill	$ 114,059	$ 2,353	$ 9,474	$ 19,703	$ 81	$ 145,670

(a) Related to the Exchange Transaction with Steel Connect. See Note 5 — “Acquisitions and Divestitures”.

	Diversified Industrial	Energy	Financial Services	Supply Chain	Corporate and Other	Total
Balance at December 31, 2022:						
Gross goodwill	$ 155,183	$ 67,143	$ 9,474	$ —	$ 81	$ 231,881
Accumulated impairments	(41,278)	(64,790)	—	—	—	(106,068)
Net goodwill	113,905	2,353	9,474	—	81	125,813
Acquisitions[a]	—	—	—	22,785	—	22,785
Currency translation adjustments	240	—	—	—	—	240
Balance at December 31, 2023:						
Gross goodwill	155,423	67,143	9,474	22,785	81	254,906
Accumulated impairments	(41,278)	(64,790)	—	—	—	(106,068)
Net goodwill	$ 114,145	$ 2,353	$ 9,474	$ 22,785	$ 81	$ 148,838

(a) Related to the Exchange Transaction with Steel Connect. See Note 5 — “Acquisitions and Divestitures”.

For 2024, the Company utilized a quantitative approach for all of its reporting units. The assessment was based on a combination of income and market approaches to estimate the fair value of the reporting units, which indicated that the fair values of the reporting units exceeded their respective carrying values. Significant assumptions used in the discounted cash flow analyses included expected future earnings and cash flows, which are based on management’s current expectations, as well as the related risk-adjusted discount rate used to estimate fair value. There were no goodwill impairment charges recorded as a result of these assessments. It is possible in future periods that further declines in market conditions, customer demand or other potential changes in operations may increase the risk that these assets are impaired. At December 31, 2024, the goodwill related to the Electrical Products reporting unit is at risk of future impairment if the fair value of this reporting unit, and its associated assets, decrease in value due to the amount and timing of expected future cash flows, decreased customer demand for Electrical Products’ services, an inability to execute management’s business strategies, or general market conditions, such as economic downturns, and changes in interest rates, including discount rates. Future cash flow estimates are, by their nature, subjective, and actual results may differ materially from the Company’s estimates. If the Company’s ongoing cash flow projections are not met or if market factors utilized in the impairment test deteriorate, including an unfavorable change in the terminal growth rate or the weighted-average cost of capital, the Company may have to record impairment charges in future periods. As of December 31, 2024 the Electrical Products reporting unit had $46,611 of goodwill and its fair value exceeded its net book value by 13%.

8. GOODWILL AND OTHER INTANGIBLE ASSETS, NET (cont.)

A summary of Other intangible assets, net is as follows:

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 216,675	$ 157,854	$ 58,821	$ 216,968	$ 144,686	$ 72,282
Trademarks, trade names and brand names	57,116	25,121	31,995	57,160	23,431	33,729
Developed technology, patents and patent applications	33,312	26,848	6,464	33,102	25,086	8,016
Other	16,610	16,610	—	16,662	16,512	150
Total	$ 323,713	$ 226,433	$ 97,280	$ 323,892	$ 209,715	$ 114,177

Trademarks with indefinite lives as of December 31, 2024 and 2023 were $22,165 and $22,210, respectively. Amortization expense related to intangible assets was $17,079 and $16,587 for the years ended December 31, 2024 and 2023, respectively. The estimated amortization expense for each of the five succeeding years and thereafter is as follows:

	Year Ending December 31,					
	2025	2026	2027	2028	2029	Thereafter
Estimated amortization expense	$ 15,704	$ 13,694	$ 13,014	$ 12,767	$ 10,518	$ 9,418

9. PROPERTY, PLANT AND EQUIPMENT, NET

A summary of property, plant and equipment, net is as follows:

	December 31, 2024	December 31, 2023
Land	$ 22,343	$ 22,810
Buildings and improvements	127,892	118,552
Machinery, equipment and other	528,983	481,923
Construction in progress	17,914	21,098
	697,132	644,383
Accumulated depreciation	(421,357)	(390,403)
Property, plant and equipment, net	$ 275,775	$ 253,980

Depreciation expense was $42,231 and $39,978 for the years ended December 31, 2024 and 2023, respectively.

10. INVESTMENTS

The following table summarizes the Company's long-term investments as of December 31, 2024 and 2023:

	Ownership % December 31,		Long-Term Investments Balance December 31,	
	2024	2023	2024	2023
DMC Global, Inc.[(a)]	9.9%	—%	$ 14,502	$ —
PCS-Mosaic[(b)]	58.3%	58.3%	11,671	19,067
Other long-term investments[(c)]			58,520	22,158
Total			$ 84,693	$ 41,225

(a) Gross unrealized losses for DMC Global, Inc. totaled $12,189 for the year ended 2024.

(b) Represents the Company's investment in PCS-Mosaic, which is accounted for under the equity method of accounting.

(c) The balance consists of multiple common stock investments of public and non-public companies and available for sale securities.

10. INVESTMENTS (cont.)

	Loss of Associated Companies, Net of Taxes Year Ended December 31,	
	2024	2023
STCN convertible notes	$ —	$ 391
STCN common stock	—	5,251
PCS-Mosaic	5,615	3,236
Total	$ 5,615	$ 8,878

For the year ended December 31, 2024, the Company recorded a non-cash impairment charge of $5,615, net of taxes, related to an other-than-temporary impairment ("OTTI") recognized on our equity method investment in PCS-Mosaic. During the year ended December 31, 2024, the Company noted that certain factors were present that indicated that the investments decline in fair value was other-than-temporarily impaired, primarily driven by the investee's decrease in revenue and operating results, and current forecasted results which were lower than expected performance at the time of the investment. The Company calculated the fair value of PCS-Mosaic using a discounted cash flow model. After the evaluation, the Company determined the investment in PCS-Mosaic to be other than temporarily impaired and adjusted its carrying value to its fair value. The Company may be required to recognize an impairment loss in future reporting periods if and when our evaluation of the aforementioned factors indicates that the investment in PCS Mosaic is determined to be other than temporarily impaired. Such determination will be based on the prevailing facts and circumstances at that time.

The amount of unrealized gains that relate to equity securities still held as of December 31, 2024 and 2023 are as follows:

	Year Ended December 31,	
	2024	2023
Net losses (gains) recognized during the period on equity securities	$ 2,983	$ (7,074)
Less: Net (gains) recognized during the period on equity securities sold during the period	(4,672)	(7,046)
Unrealized (gains) recognized during the period on equity securities still held at the end of the period	$ (1,689)	$ (28)

Equity Method Investments

As of December 31, 2024, the Company's investments in associated companies includes PCS-Mosaic, which is accounted for under the equity method of accounting. PCS-Mosaic is a private investment fund primarily invested in specialized software development and training services. PCS-Mosaic is carried at cost, plus or minus the Company's share of net earnings or losses of the investment. Associated companies are included in Corporate and Other.

Beginning May 1, 2023, STCN was consolidated by the Company. Refer to Note 5 — "Acquisitions and Divestitures" for further details of the exchange transactions between the Company and STCN.

Other Investments

WebBank has HTM debt securities which are carried at amortized cost and included in Other non-current assets on the Company's consolidated balance sheets. The amount and contractual maturities of HTM debt securities are noted in the tables below. Actual maturities may differ from expected or contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. The securities are collateralized by unsecured consumer loans.

10. INVESTMENTS (cont.)

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Estimated Fair Value	Carrying Value
Collateralized securities	$ 127,647	$ 2,005	$ 129,652	$ 127,647
Contractual maturities within:				
Less than five years				121,427
Five years to ten years				314
After ten years				5,906
Total				$ 127,647

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Estimated Fair Value	Carrying Value
Collateralized securities	$ 322,268	$ 2,199	$ 324,467	$ 322,268
Contractual maturities within:				
Less than five years				318,644
Five years to ten years				—
After ten years				3,624
Total				$ 322,268

WebBank assesses the ACL for HTM debt securities consistent with the approach described in Note 6 — "Loans Receivable, Including Loans Held for Sale" for loans carried at amortized cost. WebBank writes down the security to fair value with a corresponding credit loss portion charged to earnings, and the corresponding non-credit portion charged to accumulated other comprehensive income. The ACL for HTM debt securities of $1,306 and $2,199 at December 31, 2024 and 2023, respectively is included in the net amortized cost balance of the securities. WebBank recorded a benefit for credit losses of $893 and a provision for credit losses of $1,780 on HTM debt securities for the years ended December 31, 2024 and 2023, respectively.

11. DEPOSITS

A summary of WebBank deposits is as follows:

	December 31, 2024	December 31, 2023
Time deposits year of maturity:		
2024	$ —	$ 1,343,003
2025	1,101,126	348,826
2026	173,787	21,281
2027	—	—
2028	—	—
2029	14	—
Total time deposits	1,274,927	1,713,110
Savings deposits	382,115	368,582
Total deposits[(a)]	$ 1,657,042	$ 2,081,692

11. DEPOSITS (cont.)

	December 31, 2024	December 31, 2023
Current	$ 1,483,241	$ 1,711,585
Long-term	173,801	370,107
Total deposits	$ 1,657,042	$ 2,081,692

(a) WebBank has $0 and $1,075 at December 31, 2024 and 2023, respectively, of time deposits with balances greater than $250. The carrying value is considered to be representative of fair value because the rates of interest are not significantly different from market interest rates for instruments with similar maturities. The fair value of deposits was $1,680,853 and $2,104,345 at December 31, 2024 and 2023, respectively.

12. DEBT

The current portion of long-term debt is included in Other current liabilities on the Company's consolidated balance sheets. The components of debt and a reconciliation to the carrying amount of long-term debt is presented in the table below:

	December 31, 2024	December 31, 2023
Long-term debt:		
Credit Agreement	118,800	190,449
Other debt – domestic	855	922
Subtotal	119,655	191,371
Less portion due within one year	67	67
Long-term debt	119,588	191,304
Total debt	$ 119,655	$ 191,371

Long-term debt as of December 31, 2024 matures in each of the next five years as follows:

	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt	$ 119,655	$ 67	$ 118,868	$ 720	$ —	$ —	$ —

As of December 31, 2024, the Company's senior credit agreement, as amended and restated ("Credit Agreement") covers substantially all of the Company's subsidiaries, with the exception of WebBank and Steel Connect, and provides for a senior secured revolving credit facility in an aggregate principal amount not to exceed $600,000 (the "Revolving Credit Loans"), which includes a $50,000 subfacility for swing line loans, a $50,000 subfacility for standby letters of credit and a foreign currency sublimit (available in euros and pounds sterling) equal to the lesser of $75,000 and the total amount of the Revolving Credit Commitment. The Credit Agreement permits, under certain circumstances, to increase the aggregate principal amount of revolving credit commitments under the Credit Agreement by $300,000 plus additional amounts so long as the Leverage Ratio (as defined in the Credit Agreement) would not exceed 3.50:1. Borrowings bear interest, at annual rates of either Base Rate, SOFR Rate or Term RFR (each as defined in the Credit Agreement), at the borrowers' option, plus an applicable margin, as set forth in the Credit Agreement. As of December 31, 2024, the Credit Agreement also provides for a commitment fee of 0.150% to be paid on unused borrowings.

The Credit Agreement contains financial covenants, including: (i) a Leverage Ratio not to exceed 4.25 to 1.00 for quarterly periods as of the end of each fiscal quarter; provided, however, that notwithstanding the foregoing, following a Material Acquisition, (as defined in the Credit Agreement), Borrowers shall not permit the Leverage Ratio, calculated as of the end of each of the four (4) fiscal quarters immediately following such Material Acquisition (which, for the avoidance of doubt, shall commence with the fiscal quarter in which such Material

12. DEBT (cont.)

Acquisition is consummated), to exceed 4.50 to 1.00 and (ii) an Interest Coverage Ratio, calculated as of the end of each fiscal quarter, not less than 3.00 to 1.00. The Credit Agreement also contains standard representations, warranties and covenants for a transaction of this nature, including, among other things, covenants relating to: (i) financial reporting and notification; (ii) payment of obligations; (iii) compliance with law; (iv) maintenance of insurance; and (v) maintenance of properties. As of December 31, 2024, the Company was in compliance with all financial and nonfinancial covenants under the Credit Agreement. The Company believes it will remain in compliance with the Credit Agreements covenants for the next twelve months. The Credit Agreement will expire on December 29, 2026.

The weighted average interest rate on the Credit Agreement was 5.70% at December 31, 2024. As of December 31, 2024, letters of credit totaling $10,631 had been issued under the Credit Agreement. The primary use of the Company's letters of credit are to support the performance and financial obligations related to certain environmental matters, insurance programs and real estate leases. The Credit Agreement permits the Company to borrow for the dividends on its preferred units, pension contributions, investments, acquisitions and other general corporate expenses. Based on financial results as of December 31, 2024, the Company's total availability under the Credit Agreement, which is based upon Consolidated Adjusted EBITDA (as defined in the Credit Agreement) and certain covenants as described in the Credit Agreement, was approximately $470,000 as of December 31, 2024.

Moduslink Revolving Credit Facility

Steel Connect's wholly-owned subsidiary, ModusLink Corporation ("ModusLink"), has a revolving credit agreement (the "Umpqua Revolver") with Umpqua Bank which provides for a maximum credit commitment of $12,500 and a sub-limit of $5,000 for letters of credit and expires on March 31, 2026. As of December 31, 2024, ModusLink was in compliance with the Umpqua Revolver's covenants and believes it will remain in compliance with the Umpqua Revolver's covenants for the next twelve months. As of December 31, 2024, ModusLink had available borrowing capacity of $11,890 and there was $610 outstanding for letters of credit.

On May 1, 2024, ModusLink entered into a Second Amendment to Credit Agreement (the "Second Amendment"), amending the Umpqua Revolver. Among other things, the Second Amendment extended the maturity date with respect to revolving loans from March 31, 2025 to March 31, 2026, removed certain adjustments in the definition of "Adjusted EBITDA" as set forth in the Umpqua Revolver, increased the minimum Adjusted Tangible Net Worth and removed certain caps and conditions on ModusLink's ability to pay dividends.

13. FINANCIAL INSTRUMENTS

WebBank — Economic Interests in Loans

WebBank's derivative financial instruments represent on-going economic interests in loans made after they are sold. These derivatives are carried at fair value on a gross basis in Other non-current assets on the Company's consolidated balance sheets and are classified within Level 3 in the fair value hierarchy (see Note 18 — "Fair Value Measurements"). As of December 31, 2024, outstanding derivatives mature within 3 to 5 years. Gains and losses resulting from changes in the fair value of derivative instruments are accounted for in the Company's consolidated statements of operations in Financial Services revenue. Fair value represents the estimated amounts that WebBank would receive or pay to terminate the contracts at the reporting date based on a discounted cash flow model for the same or similar instruments. WebBank does not enter into derivative contracts for speculative or trading purposes.

13. FINANCIAL INSTRUMENTS (cont.)

Precious Metal and Commodity Inventories

As of December 31, 2024, the Company had the following outstanding forward contracts with settlement dates through January 2024. There were no futures contracts outstanding as of December 31, 2024.

Commodity	Amount (in whole units)	Notional Value
Silver	3,114 ounces	$ 175
Gold	1 ounces	$ (50)
Palladium	1,036 ounces	$ 990
Platinum	68 ounces	$ 64
Copper	154,000 pounds	$ 645
Tin	18 metric tons	$ 533

Fair Value Hedges: Certain forward contracts are accounted for as fair value hedges under U.S. GAAP for the Company's precious metal inventory carried at fair value. These contracts hedge 1,500 ounces (in whole units) of silver and a majority of the Company's pounds of copper. The fair value of these derivatives are recognized as derivative assets and liabilities on the Company's consolidated balance sheets. The net changes in fair value of the derivative assets and liabilities, and the changes in the fair value of the underlying hedged inventory, are recognized in the Company's consolidated statements of operations, and such amounts principally offset each other due to the effectiveness of the hedges.

Economic Hedges: The remaining outstanding forward contracts for silver, and all the contracts for gold, palladium and tin, are accounted for as economic hedges. As these derivatives are not designated as accounting hedges under U.S. GAAP, they are accounted for as derivatives with no hedge designation. The derivatives are marked to market with gains and losses recorded in earnings in the Company's consolidated statements of operations. The economic hedges are associated primarily with the Company's precious metal inventory valued using the LIFO method.

The forward contracts were made with a counterparty rated Aa2 by Moody's. Accordingly, the Company has determined that there is minimal credit risk of default. Management evaluated counterparty risk and believes that there is minimal credit risk of default. The Company estimates the fair value of its derivative contracts based on the counterparty's statement. The Company maintains collateral on account with the third-party broker which varies in amount depending on the value of open contracts and the current market price.

The fair value and carrying amount of derivative instruments on the Company's consolidated balance sheets are as follows:

	Fair Value of Derivative Assets (Liabilities)			
	December 31, 2024		December 31, 2023	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as ASC Topic 815 hedges				
Commodity contracts	Prepaid expenses and other current assets	$ 82	Other liabilities	$ (25)
Derivatives not designated as ASC Topic 815 hedges				
Commodity contracts	Prepaid expenses and other current assets	$ 28	Prepaid Expenses and Other Current Assets	$ 75
Economic interests in loans	Other non-current assets	$ 5,410	Other non-current assets	$ 4,903

The effects of fair value and cash flow hedge accounting in the consolidated statements of operations for the years ended December 31, 2024 and 2023 are not material.

13. FINANCIAL INSTRUMENTS (cont.)

The effects of derivatives not designated as ASC Topic 815 hedging instruments in the consolidated statements of operations for the years ended December 31, 2024 and 2023 are as follows:

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income Year Ended December 31, 2024	Amount of Gain (Loss) Recognized in Income Year Ended December 31, 2023
Commodity contracts	Other (expense) income, net	$ (644)	$ 895
Economic interests in loans	Financial Services Revenue	5,940	4,713
Total derivatives		$ 5,296	$ 5,608

Financial Instruments with Off-Balance Sheet Risk

WebBank is a party to financial instruments with off-balance sheet risk. In the normal course of business, these financial instruments include commitments to extend credit in the form of loans as part of WebBank's lending arrangements. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized on the consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement WebBank has in particular classes of financial instruments.

As of December 31, 2024 and 2023, WebBank's undisbursed loan commitments totaled $430,960 and $340,621, respectively. Commitments to extend credit are agreements to lend to a borrower who meets the lending criteria through one of WebBank's lending agreements, provided there is no violation of any condition established in the contract with the counterparty to the lending arrangement.

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee, and in some cases are subject to ongoing adjustment by WebBank. Since certain of the commitments are expected to expire without the credit being extended, the total commitment amounts do not necessarily represent future cash requirements. WebBank evaluates each prospective borrower's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by WebBank upon extension of credit, is based on management's credit evaluation of the borrower and WebBank's Marketing Partner.

WebBank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. WebBank uses the same credit policy in making commitments and conditional obligations as it does for on-balance sheet instruments.

14. PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company's significant pension plans include two defined benefit pension plans. The WHX Pension Plan II ("WHX Plan II") is sponsored by the Company's subsidiary, Handy & Harman Ltd. ("HNH"). HNH's subsidiary, JPS Industries Holdings LLC ("JPS"), sponsors the Retirement Pension Plan for Employees of JPS Industries Holdings LLC ("JPS Pension Plan"). All future benefit accruals under the WHX Plan and JPS Pension Plan were frozen as of December 31, 2015, or such earlier effective dates as were applicable to each respective group. The WHX Plan II and the JPS Pension Plan are collectively the "SPLP Plans".

Steel Connect sponsors two defined benefit pension plans covering certain of ModusLink's employees in its Netherlands facility and one unfunded defined benefit pension plan covering certain of its employees in Japan (collectively the "STCN Plans"). The annual measurement date for the STCN Plans is July 31st which is the same as Steel Connect's fiscal year end. The STCN Plans accrued pension liabilities were approximately $3,680 and $3,738 as of May 1, 2024, the Exchange Transaction closing date, and December 31, 2024, respectively.

The Company's other pension and post-retirement benefit plans are not significant individually or in the aggregate. The financial tables below do not include amounts for the STCN Plans.

14. PENSION AND OTHER POST-RETIREMENT BENEFITS (cont.)

For the WHX II Plan and the JPS Pension Plan, net actuarial losses are being amortized over the average future lifetime of the participants in each plan's population. The Company believes that use of the future lifetime of the participants is appropriate because the plans are inactive.

The following table presents the components of net pension expense (income) for the Company's pension plans:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Interest cost	$ 16,675	$ 18,123
Expected return on plan assets	(20,042)	(17,868)
Amortization of actuarial loss and prior service credit	8,585	11,470
Total	$ 5,218	$ 11,725

Pension expense (income) is included in Selling, general and administrative expenses in the consolidated statements of operations.

Actuarial assumptions used to develop the components of pension expense were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Weighted-average discount rate	4.95%	5.27%
Weighted-average expected long-term rate of return on plan assets	6.50%	6.50%

Summarized below is a reconciliation of the funded status for the Company's qualified defined benefit pension plans:

	December 31, 2024	December 31, 2023
Change in benefit obligation:		
Benefit obligation at January 1	$ 363,184	$ 372,632
Interest cost	16,675	18,123
Actuarial (gain) loss	(15,074)	4,743
Benefits paid	(33,247)	(32,314)
Benefit obligation at December 31	331,538	363,184
Change in plan assets:		
Fair value of plan assets at January 1	324,401	291,378
Actual returns on plan assets	26,703	48,210
Benefits paid	(33,247)	(32,314)
Company contributions	10,208	17,127
Fair value of plan assets at December 31	328,065	324,401
Funded status	$ (3,473)	$ (38,783)
Amounts recognized on the consolidated balance sheets:		
Non-current liability	$ (3,473)	$ (38,783)
Total	$ (3,473)	$ (38,783)

14. PENSION AND OTHER POST-RETIREMENT BENEFITS (cont.)

The table below summarizes the weighted-average assumptions used to determine benefit obligations:

	Year Ended December 31,	
	2024	2023
Weighted-average discount rate	5.40%	4.96%

Pretax amounts included in Accumulated other comprehensive loss are as follows:

	Year Ended December 31,	
	2024	2023
Net actuarial loss	$ 139,117	$ 169,436
Accumulated other comprehensive loss	$ 139,117	$ 169,436

Other pretax changes in plan assets and benefit obligations recognized in comprehensive income are as follows:

	Year Ended December 31,	
	2024	2023
Current year actuarial gain	$ (21,734)	$ (25,599)
Amortization of actuarial loss	(8,585)	(11,470)
Total recognized in comprehensive income	$ (30,319)	$ (37,069)

Benefit obligations were in excess of plan assets at both December 31, 2024 and 2023. Additional information for the plans with accumulated benefit obligations in excess of plan assets follows:

	December 31,	
	2024	2023
Projected benefit obligation	$ 331,538	$ 363,184
Accumulated benefit obligation	$ 331,538	$ 363,184
Fair value of plan assets	$ 328,065	$ 324,401

In determining the expected long-term rate of return on plan assets, the Company evaluated input from various investment professionals. In addition, the Company considered its historical compound returns, as well as the Company's forward-looking expectations. The Company determines its actuarial assumptions for its pension plans each year to calculate liability information as of December 31, and pension expense or income for the following year. The discount rate assumption is derived from the rate of return on high-quality bonds as of December 31 of each year.

The Company's investment policy is to maximize the total rate of return with a view to long-term funding objectives of the pension plans to ensure that funds are available to meet benefit obligations when due. Pension plan assets are diversified to the extent necessary to minimize risk and to achieve an optimal balance between risk and return. Target asset allocation ranges are identified in the Steel Partners Pension Investment Committee Investment Policy Statement, as reviewed and updated from time to time. Pension plans' assets are diversified as to type of assets, investment strategies employed and number of investment managers used. Investments may include equities, fixed income, cash equivalents, convertible securities and private investment funds. Derivatives may be used as part of the investment strategy. The Company may direct the transfer of assets between investment managers in order to rebalance the portfolio in accordance with asset allocation guidelines established by the Steel Partners Pension Investment Committee.

14. PENSION AND OTHER POST-RETIREMENT BENEFITS (cont.)

The table below presents the fair value of the Company's plan assets by asset category segregated by level within the fair value hierarchy, as follows:

Asset Class	Assets at Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Equity securities:				
U.S. and international mid-cap	$ 42,249	$ —	$ —	$ 42,249
U.S. and international large-cap	93,629	—	—	93,629
U.S. and international small-cap	3,687	—	—	3,687
Mortgage backed securities	—	12,245	—	12,245
U.S. Government debt securities	—	2,289	—	2,289
Corporate bonds and loans	2,851	14,419	—	17,270
Convertible promissory notes	—	170	1,814	1,984
Subtotal	$ 142,416	$ 29,123	$ 1,814	173,353
Pension assets measured at net asset value[1]				
Hedge funds and hedge fund-related strategies				104,367
Private equity				41,886
Total pension assets measured at net asset value				146,253
Cash and cash equivalents				7,397
Net payables				1,062
Total pension assets				$ 328,065

Asset Class	Assets at Fair Value as of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Equity securities:				
U.S. and international mid-cap	$ 39,219	$ —	$ —	$ 39,219
U.S. and international large-cap	77,721	—	—	77,721
U.S. and international small-cap	6,051	—	—	6,051
Mortgage and other asset-backed securities	—	14,318	—	14,318
U.S. Government debt securities	—	1,244	—	1,244
Corporate bonds and loans	5,032	14,420	—	19,452
Convertible promissory notes	—	—	1,814	1,814
Subtotal	$ 128,023	$ 29,982	$ 1,814	159,819
Pension assets measured at net asset value[1]				
Hedge funds and hedge fund-related strategies				110,999
Private equity				42,691
Total pension assets measured at net asset value				153,690
Cash and cash equivalents				10,626
Net payables				266
Total pension assets				$ 324,401

(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

14. PENSION AND OTHER POST-RETIREMENT BENEFITS (cont.)

During 2024, the changes to the pension plans' Level 3 assets were as follows:

Year Ended December 31, 2024	Convertible Promissory Notes
Beginning balance as of January 1, 2024	$ 1,814
Gains or losses included in changes in net assets	—
Settlements	—
Ending balance as of December 31, 2024	$ 1,814

During 2023, the changes to the pension plans' Level 3 assets were as follows:

Year Ended December 31, 2023	Convertible Promissory Notes
Beginning balance as of January 1, 2023	$ 2,643
Gains or losses included in changes in net assets	171
Settlements	(1,000)
Ending balance as of December 31, 2023	$ 1,814

The Company's policy is to recognize transfers in and transfers out of Level 3 as of the date of the event or change in circumstances that caused the transfer. During 2024 and 2023, there was no transfer in or transfer out of Level 3.

The following tables present the category, fair value, unfunded commitments, redemption frequency and redemption notice period of those assets for which fair value was estimated using the net asset value per share (or its equivalents), as well as plan assets which have redemption notice periods, as of December 31, 2024 and 2023:

Class Name	Fair Value December 31, 2024	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge funds	$ 104,367	$ —	(1)	60 – 180 days
Private equity	41,886	10,102	(2)	(2)

Class Name	Fair Value December 31, 2023	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge funds	$ 110,999	$ —	(1)	60 –180 days
Private equity	42,691	11,731	(2)	(2)

(1) Various. Includes funds with monthly, quarterly and annual redemption frequencies, redemption windows of 1 to 5 years following the anniversary of the initial investments, limited redemptions of 25% per quarter to 20% per annum, as well as subject to 10% holdback.

(2) Voluntary withdrawals are not permitted. The funds have various durations from 3 to 11 years.

Hedge Funds and Hedge Fund-Related Strategies. The strategies include U.S. and international equity, event driven, value driven and long-term capital growth.

Private Equity. The strategies include growth and value oriented private companies and investment funds, as well as asset and revenue based lending.

14. PENSION AND OTHER POST-RETIREMENT BENEFITS (cont.)

Contributions

Employer contributions consist of funds paid from employer assets into a qualified pension trust account. The Company's funding policy is to contribute annually an amount that satisfies the minimum funding standards of the Employee Retirement Income Security Act.

For the year ending December 31, 2025, the minimum required contribution to the Company's pension plans is approximately $6,030. Required future pension contributions are estimated based upon assumptions such as discount rates on future obligations, assumed rates of return on plan assets and legislative changes. Actual future pension costs and required funding obligations will be affected by changes in the factors and assumptions described in the previous sentence, including the impact of declines in pension plan assets and interest rates, as well as other changes such as any plan termination or other acceleration events.

Benefit Payments

Estimated future benefit payments for the SPLP Plans are as follows:

Years	Pension Benefit Payments
2025	$ 36,699
2026	35,418
2027	34,082
2028	32,607
2029	31,145
2027 – 2031	132,256

15. CAPITAL AND ACCUMULATED OTHER COMPREHENSIVE LOSS

As of December 31, 2024, the Company had 19,078,201 Class A units (regular common units) outstanding.

Common Unit Repurchases

The Board of Directors has approved the repurchase of up to an aggregate of 9,520,240 of the Company's common units (the "Repurchase Program"). Any purchases made under the Repurchase Program will be made from time to time on the open market or in negotiated transactions off the market, in compliance with applicable laws and regulations. The timing, manner, price and amount of any repurchase will depend on economic and market conditions, share price, trading volume, applicable legal requirements and other factors. In connection with the Repurchase Program, the Company may enter into a stock purchase plan. The Repurchase Program has no termination date.

During the year ended December 31, 2024, the Company purchased 2,360,634 common units for an aggregate purchase price of $109,411. Under the Repurchase Program, during the year ended December 31, 2024, the Company purchased 1,092,831 common units for an aggregate purchase price of $46,021. From the inception of the Repurchase Program until December 31, 2024 the Company had purchased 8,901,451 common units for an aggregate purchase price of approximately $210,418. As of December 31, 2024, there remained 618,789 units that may yet be purchased under the Repurchase Program. From January 1, 2025 through March 3, 2025, the Company repurchased 1,999 common units for $82.

In addition to common units repurchased under the Repurchase Program, on September 1, 2024, the Company's Board of Directors approved the Company entering into a purchase agreement with the Hale Entities pursuant to which the Company purchased an aggregate of 1,267,803 common units from the Hale Entities for an aggregate purchase price of $63,390.

15. CAPITAL AND ACCUMULATED OTHER COMPREHENSIVE LOSS (cont.)

Incentive Award Plan

The Company's 2018 Incentive Award Plan (the "2018 Plan") provides equity-based compensation through the grant of options to purchase the Company's limited partnership units, unit appreciation rights, restricted units, phantom units, substitute awards, performance awards, other unit-based awards, and includes, as appropriate, any tandem distribution equivalent rights granted with respect to an award (collectively, the "LP Units"). On May 18, 2020, the Company's unitholders approved the Amended and Restated 2018 Incentive Award Plan, which increased the number of LP Units issuable under the 2018 Plan by 500,000 to a total of 1,000,000 LP Units. On June 9, 2021, the Company's unitholders approved the Second Amended and Restated 2018 Incentive Award Plan (the "Second A&R 2018 Plan"), which increased the number of LP Units issuable under the 2018 Plan by 1,000,000 to a total of 2,000,000 LP Units. The Company granted 155,000 restricted units under the Second A&R 2018 Plan during the year ended December 31, 2024. Such LP Units were valued based upon the market value of the Company's LP Units on the date of grant, and collectively represent approximately $3,390 of unearned compensation that will be recognized as expense ratably over the vesting period of the units. The grants have a cliff vesting period of approximately two years from the date of grant. As of December 31, 2024, total unrecognized compensation costs related to restricted units were $3,404 and are expected to be recognized over a weighted average remaining period of 1.8 years.

Preferred Units

The Company's 6.0% Series A preferred units, no par value (the "SPLP Preferred Units") entitle the holders to a cumulative quarterly cash or in-kind (or a combination thereof) distribution. The Company declared cash distributions of approximately $9,519 and $9,633 to preferred unitholders for the years ended December 31, 2024 and 2023, respectively. The SPLP Preferred Units have a term of nine years, ending February 2026, and are redeemable at any time at the Company's option at a $25 liquidation value per unit, plus any accrued and unpaid distributions (payable in cash or SPLP common units, or a combination of both, at the Company's discretion). If redeemed in common units, the number of common units to be issued will be equal to the liquidation value per unit divided by the volume weighted-average price of the common units for 60 days prior to the redemption. On February 2, 2024, the board of directors of the general partner of the Company approved the repurchase of up to 400,000 of the Company's 6.0% Series A preferred units (the "Preferred Repurchase Program"). Any purchases made by the Company and/or its applicable subsidiaries under the Preferred Repurchase Program will be made from time to time on the open market or in negotiated transactions off the market, in compliance with applicable laws and regulations. The timing, manner, price and amount of any repurchase will depend on economic and market conditions, share price, trading volume, applicable legal requirements and other factors. The Preferred Repurchase Program has no termination date. During the year ended December 31, 2024, the Company repurchased 80,881 preferred units for $1,945. On February 6, 2025, the board of directors of the general partner of the Company approved the repurchase of an additional 1,000,000 of the Company's 6.0% Series A preferred units. From January 1, 2025 through March 3, 2025, the Company repurchased 508,812 preferred units for $12,486.

The SPLP Preferred Units have no voting rights, except that holders of the preferred units have certain voting rights in limited circumstances relating to the election of directors following the failure to pay six quarterly distributions. The SPLP Preferred Units are recorded as non-current liabilities, including accrued interest expense, on the Company's consolidated balance sheets as of December 31, 2024 and 2023 because they have an unconditional obligation to be redeemed for cash or by issuing a variable number of SPLP common units for a monetary value that is fixed and known at inception. Because the SPLP Preferred Units are classified as liabilities, distributions thereon are recorded as a component of Interest expense in the Company's consolidated statements of operations. As of December 31, 2024 and 2023, there were 6,341,247 and 6,422,128 SPLP Preferred Units outstanding, respectively.

On February 14, 2025, the Board of SPH GP declared a regular quarterly cash distribution of $0.375 per unit, payable March 15, 2025 to unitholders of record as of March 1, 2025, on its SPLP Preferred Units.

15. CAPITAL AND ACCUMULATED OTHER COMPREHENSIVE LOSS (cont.)

Incentive Unit Awards

In 2012, SPLP issued to the Manager partnership profits interests in the form of Incentive Units which entitle the holder generally to share in 15% of the increase in the equity value of the Company, based on the volume weighted average price of the Company's common units for the 20 trading days prior to the year-end measurement date. In 2015, the Manager assigned its rights to Incentive Units to a related party, SPH SPV-I LLC. Vesting in Incentive Units is measured annually on the last day of the Company's fiscal year and is based upon exceeding a baseline equity value per common unit which was $41.82 and was determined when the most recent award vested on December 31, 2022. The number of outstanding Incentive Units is equal to 100% of the common units outstanding, including common units held by non-wholly-owned subsidiaries. The measurement date equity value per common unit is determined by calculating the volume weighted average price ("VWAP") of the Company's common units for 20 trading days prior to a measurement date. If an Incentive Unit award vests as of an annual measurement date they will be issued as Class C units. As of the annual measurement date on December 31, 2024, 76,323 Incentive Units vested as the Company's VWAP exceeded the baseline equity value of $41.82, and upon vesting, were classified as Class C units. Following their issuance, the Incentive Units will automatically convert to common units at a future date (as discussed below). The Incentive Unit award was granted in 2012 for accounting purposes and expense was recognized over the derived service period; therefore, no expense will be recognized for future issuances or vesting of Incentive Unit Awards.

Upon vesting in Incentive Units, the baseline equity value will be recalculated as the new baseline equity value to be assessed at the next annual measurement date. As of December 31, 2024, the number of Incentive Units for future vesting in awards was 19,154,524, which is the sum of 19,078,201, common units outstanding and 76,323 vested Incentive Units as of year end. As of December 31, 2024, the baseline equity value per common unit was calculated as $42.97 due to vesting of Incentive Units. If the baseline equity value is not exceeded as of an annual measurement date, then no portion of annual Incentive Units will be classified as Class C common units for that year and the baseline equity value per common unit will be the same amount as determined upon the prior vesting. The Class C units have the same rights as the LP Units, including, without limitation, with respect to partnership distributions and allocations of income, gain, loss and deduction, in all respects, except that liquidating distributions made by the Company to such holder may not exceed the amount of its capital account allocable to such Class C units and such Class C units may not be sold in the public market, until they have converted into LP Units. At such time that the amount of the capital account allocable to a Class C unit is equal to the amount of the capital account allocable to an LP Unit, such Class C unit shall convert automatically into an LP Unit.

Accumulated Other Comprehensive Loss

Changes, net of tax, where applicable, in AOCI are as follows:

	Unrealized loss on available-for-sale securities	Cumulative translation adjustments	Change in net pension and other benefit obligations	Total
Balance at December 31, 2022	$ (92)	$ (17,113)	$ (134,669)	$ (151,874)
Net other comprehensive income attributable to common unitholders[(a)]	$ —	$ 2,120	$ 28,531	$ 30,651
Balance at December 31, 2023	$ (92)	$ (14,993)	$ (106,138)	$ (121,223)
Net other comprehensive income attributable to common unitholders[(a)]	$ —	$ (3,650)	$ 22,492	$ 18,842
Balance at December 31, 2024	$ (92)	$ (18,643)	$ (83,646)	$ (102,381)

(a) Net of tax provision of approximately $7,275 and tax benefit of approximately $8,980 for the years ended December 31, 2024 and 2023, respectively, principally related to changes in pension liabilities and other post-retirement benefit obligations.

16. INCOME TAXES

The income tax balances as of December 31, 2024, are inclusive of Steel Connect as a result of the Exchange Transaction.

The domestic and foreign components of income before income taxes were as follows:

	Year Ended December 31,	
	2024	2023
Income before income taxes and equity method investments		
Domestic	$ 218,189	$ 154,220
Foreign	5,393	6,986
Total	$ 223,582	$ 161,206

The components of the income tax benefits were as follows:

	Year Ended December 31,	
	2024	2023
Current tax provision:		
Federal	$ 29,569	$ 16,821
State	9,325	9,035
Foreign	1,763	2,539
Total income taxes, current	40,657	28,395
Deferred tax benefit:		
Federal	(84,980)	(26,064)
State	(9,098)	(3,715)
Foreign	166	(290)
Total income taxes, deferred	(93,912)	(30,069)
Income tax benefit	$ (53,255)	$ (1,674)

Effective Tax Rate Recognition

Reconciliation of the income tax benefit computed at the federal statutory rate of 21 percent to the actual income tax rate are as follows:

	Year Ended December 31,	
	2024	2023
Income before income taxes and equity method investments	$ 223,582	$ 161,206
Federal income tax provision at statutory rate	$ 46,952	$ 33,853
Loss passed through to common unitholders[(a)]	1,783	4,216
	48,735	38,069
State income taxes, net of federal effect	4,441	5,179
Change in valuation allowance	(76,081)	(12,554)
Foreign tax rate differences	(507)	437
Uncertain tax positions	(3,177)	(276)
Federal and state audits	(294)	56
Unrealized gain on investments[(b)]	2,136	(4,640)
Impairment of subsidiary investments	(4,032)	—

16. INCOME TAXES (cont.)

	Year Ended December 31,	
	2024	2023
Expiration of NOL carryforwards	4,823	—
Tax-deferred equity contributions	—	(28,022)
Deferred credit	—	(1,929)
Transactions between related parties	2,175	2,140
Unrealized gain on investment in SPLP common units by related parties	(32,941)	—
Permanent differences and other	1,467	(134)
Income tax benefit	$ (53,255)	$ (1,674)

(a) Represents taxes at statutory rate on income and losses for which no tax expense or benefit is recognizable by SPLP and certain of its subsidiaries which are taxed as pass-through entities. Such income and losses are allocable directly to SPLP's unitholders and taxed when realized.

(b) Represents taxes on unrealized gains on investment from related parties, which are eliminated for financial statement purposes.

Income tax benefit was $53,255 and $1,674 for 2024 and 2023, respectively. The Company's effective tax rate for the year ended December 31, 2024, was a benefit of 23.8% as compared to a benefit of 1.0% for the year ended December 31, 2023. The increase in the tax benefit for the year ended December 31, 2024, was primarily attributable to the release of valuation allowances on the Company's net operating losses as described below and the decrease in tax expense related to unrealized gains on investments from related parties that are eliminated for financial statement purposes. This benefit was partially offset by increases in income before income tax, the effective state income tax rates associated with the Company's operations, and the expiration of a portion of the Company's NOL carryforwards.

Deferred Taxes

The effects of temporary differences that give rise to the deferred tax assets and liabilities are presented as follows:

	December 31,	
	2024	2023
Deferred Tax Assets:		
Operating loss carryforwards	$ 101,321	$ 117,930
Postretirement and postemployment employee benefits	2,675	11,079
Tax credit carryforwards	1,609	923
Accrued costs	10,158	8,875
Investment impairments and unrealized losses	2,874	1,086
Inventories	5,126	5,551
Environmental costs	5,778	6,441
Section 174 costs[a]	12,814	9,218
Allowance for doubtful accounts and loan losses	7,486	7,353
Lease liabilities	13,678	14,996
Deferred compensation	3,477	5,030
Other	1,886	1,961
Gross deferred tax assets	168,882	190,443

16. INCOME TAXES (cont.)

	December 31,	
	2024	2023
Deferred Tax Liabilities:		
Intangible assets	(25,079)	(25,673)
Fixed assets	(31,500)	(28,454)
Unrealized gain on investment[(b)]	(4,033)	(37,803)
Right of use assets	(12,728)	(14,448)
Other	(1,006)	(1,445)
Gross deferred tax liabilities	(74,346)	(107,823)
Valuation allowance[(c)]	(24,310)	(100,392)
Net deferred tax assets (liabilities)	$ 70,226	$ (17,772)

(a) Legislation enacted in 2017 amended Section 174 to require capitalization of all research and development ("R&D") costs incurred in tax years beginning after December 31, 2021. These costs are required to be amortized over five years if the R&D activities are performed in the U.S., or over 15 years if the activities were performed outside the U.S. The Company capitalized $24,888 and $23,940 of R&D expenses incurred as of December 31, 2024 and 2023, respectively.

(b) The prior year balance includes taxes on unrealized gains on investment from related parties, which are eliminated for financial statement purposes.

(c) Certain subsidiaries of the Company establish valuation allowances when they determine, based on their assessment, that it is more likely than not that certain deferred tax assets will not be fully realized. This assessment is based on, but not limited to, historical operating results, uncertainty in projections of taxable income and other uncertainties that may be specific to a particular business.

The net change in the total valuation allowance for the year ended December 31, 2024, was a decrease of $76,082. This decrease is primarily due to the release of the U.S. valuation allowance associated with the portion of the Company's net deferred tax assets, including NOLs, attributable to Steel Connect. The Company reassessed the need for a valuation allowance against its deferred tax assets. After considering historical and projected future taxable income and existing taxable temporary differences, the Company determined that it is more likely than not that the deferred tax assets will be realized. As a result, the Company released substantially all of its valuation allowance on the NOLs carried forward after July 31, 2024, other than the valuation allowance relating to $933 of state NOLs that the Company anticipates will expire unutilized. This release of the valuation allowance resulted in a non-cash income tax benefit of $73,380 for the year ended December 31, 2024.

The Company recognized a total benefit of $37,773, of which $4,833 were attributable to state income taxes, related to the redemption of SPLP common units held by related parties in anticipation of the Short-Form Merger. The Company redeemed such units as part of the transaction that took place on January 2, 2025, related to the acquisition of Steel Connect equity. As the reversal of the related deferred tax liability was apparent as of December 31, 2024, the Company recognized such benefit during the period.

At December 31, 2024, the Company's corporate subsidiaries had U.S. federal NOL carryforwards of $350,684; of this amount, $243,572 expire in 2025 through 2037 and $107,112 are not subject to expiration. In addition, there are federal NOLs that can only be utilized by the corporate subsidiaries that generated the prior year losses, commonly called separate return limitation year ("SRLY") NOLs, totaling $29,193, of which $23,619 will expire in 2028 through 2037, and $5,574 which are not subject to expiration.

The Company's corporate subsidiaries have NOLs in foreign jurisdictions totaling $81,169. A valuation allowance has been established against a significant portion of the deferred tax asset associated with the foreign NOLs. There are also NOLs in various U.S. states in which the subsidiaries operate. As of December 31, 2024, the amount totaled $18,612 and expires in 2025 through 2045. A valuation allowance has been established against a significant portion of the deferred tax asset associated with these state NOLs.

16. INCOME TAXES (cont.)

U.S. income taxes were not provided on cumulative undistributed foreign earnings as of December 31, 2024 and 2023. The Company's foreign undistributed earnings generally remain indefinitely reinvested in foreign operations, and therefore no provision for U.S. income taxes was accrued, with the exception of the foreign earnings of Steel Connect. The Company believes that in future years Steel Connect will repatriate its foreign earnings and has accrued for potential withholding taxes that may be imposed as a result of the repatriation, which the Company believes would be minor. Foreign laws may delay or add cost to any such repatriation, and these costs or delays may be significant.

The Company's corporate subsidiaries have no federal research and development credit carryforwards as of December 31, 2024, and state research and development credit carryforwards of $17,740, a significant amount of which do not expire. The Company has a reserve against a significant portion of its deferred tax assets associated with the credit carryforwards.

The Company's net deferred income tax assets and liabilities were reported on the consolidated balance sheet as follows.

	Year Ended December 31,	
	2024	2023
Deferred tax assets	$ 80,273	$ 581
Deferred tax liabilities	(10,047)	(18,353)
Net deferred income tax liabilities	$ 70,226	$ (17,772)

Unrecognized Tax Benefits

U.S. GAAP provides that the tax effects from an uncertain tax position can be recognized in the consolidated financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The change in the amount of unrecognized tax benefits for 2024 and 2023 was as follows:

Balance at December 31, 2022	$ 39,857
Additions for tax positions related to current year	414
Additions for tax positions related to prior years	1,258
Payments	—
Reductions due to lapsed statutes of limitations and expiration of credits	(1,576)
Balance at December 31, 2023	$ 39,953
Additions for tax positions related to current year	585
Additions for tax positions related to prior years	2,040
Payments	—
Reductions due to lapsed statutes of limitations and expiration of credits	(5,770)
Balance at December 31, 2024	$ 36,808

The Company's total gross unrecognized tax benefits were $36,808 and $39,953 at December 31, 2024 and 2023, respectively, of which $33,454, if recognized, would affect the provision for income taxes. In 2024, the Company reversed $5,770 of reserves upon the expiration of the statutes of limitations with applicable taxing authorities and the expiration of time for utilizing certain credits for which a full reserve is maintained. As of December 31, 2024, it is reasonably possible that unrecognized tax benefits may decrease by $4,592 in the next 12 months due to the expiration of statutes of limitations. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions in its income tax provision in the consolidated statement of operations. For 2024 and 2023, the amount of such interest and penalties recognized was $2,164 and $1,434, respectively.

16. INCOME TAXES (cont.)

The Company is subject to U.S. federal income tax, as well as income taxes in various domestic states and foreign jurisdictions in which the Company operated or formerly operated. The Company is not currently under U.S. federal tax examination or under audit in any foreign jurisdictions, and the Company is generally no longer subject to U.S. federal income tax examination for any year prior to 2020, or to state or local income tax examinations for any year prior to 2019. Nonetheless, NOLs generated in prior years are subject to examination and potential adjustment by the taxing authorities upon their utilization in subsequent years' tax returns.

The Company has ongoing state audits in various state tax jurisdictions. It is difficult to predict the final outcome or timing of resolution of any particular tax matter, but the Company has not identified any material adjustments with respect to the state audits to date.

17. NET INCOME PER COMMON UNIT

The following data was used in computing net income per common unit shown in the Company's consolidated statements of operations:

	December 31,	
	2024	2023
Net income	$ 271,222	$ 154,002
Net income attributable to noncontrolling interests in consolidated entities	(9,660)	(3,173)
Net income attributable to common unitholders	261,562	150,829
Effect of dilutive securities:		
Interest expense from SPLP Preferred Units[(a)]	12,229	12,311
Net income attributable to common unitholders – assuming dilution	$ 273,791	$ 163,140
Net income per common unit – basic		
Net income attributable to common unitholders	$ 13.07	$ 7.04
Net income per common unit – diluted		
Net income attributable to common unitholders	$ 11.38	$ 6.43
Denominator for net income per common unit – basic	20,006,429	21,433,900
Effect of dilutive securities:		
Incentive units	—	114,797
Unvested restricted common units	45,315	20,062
SPLP Preferred Units	4,001,644	3,788,037
Denominator for net income per common unit – diluted[(a)]	24,053,388	25,356,796

(a) Assumes the SPLP Preferred Units were redeemed in common units as described in Note 15 — "Capital and Accumulated Other Comprehensive Loss."

18. FAIR VALUE MEASUREMENTS

Financial assets and liabilities measured at fair value on a recurring basis in the Company's consolidated financial statements as of December 31, 2024 and 2023 are summarized by type of inputs applicable to the fair value measurements as follows:

December 31, 2024	Level 1	Level 2	Level 3	Total
Assets:				
Long-term investments[a]	$ 67,667	$ 411	$ 4,944	$ 73,022
Precious metal and commodity inventories recorded at fair value	41,202	—	—	41,202
Economic interests in loans[b]	—	—	5,410	5,410
Commodity contracts on precious metal and commodity inventories	—	110	—	110
Warrants[c]	—	—	1,182	1,182
Total	$ 108,869	$ 521	$ 11,536	$ 120,926
Liabilities:				
Other precious metal liabilities	37,067	—	—	37,067
Total	$ 37,067	$ —	$ —	$ 37,067

December 31, 2023	Level 1	Level 2	Level 3	Total
Assets:				
Long-term investments[a]	$ 15,965	$ 447	$ 5,746	$ 22,158
Precious metal and commodity inventories recorded at fair value	35,361	—	—	35,361
Economic interests in loans[b]	—	—	4,903	4,903
Commodity contracts on precious metal and commodity inventories	—	75	—	75
Warrants[c]	—	—	1,436	1,436
Total	$ 51,326	$ 522	$ 12,085	$ 63,933
Liabilities:				
Commodity contracts on precious metal and commodity inventories	$ —	$ 25	$ —	$ 25
Other precious metal liabilities	30,958	—	—	30,958
Total	$ 30,958	$ 25	$ —	$ 30,983

(a) For additional detail of the long-term investments see Note 10 — "Investments." The investment in PCS-Mosaic of $11,671 and 19,067 as of December 31, 2024 and December 31, 2023, respectively, is not included in the fair value leveling tables as it is valued at cost.

(b) For additional detail of the economic interests in loans see Note 13 — "Financial Instruments."

(c) Included within Other non-current assets in the Company's consolidated balance sheets.

There were no transfers of securities among the various measurement input levels during the years ended December 31, 2024 or 2023.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date ("Level 1").

Level 2 inputs may include quoted prices in active markets for similar assets or liabilities, quoted prices in a market that is not active for identical assets or liabilities, or other inputs that can be corroborated by observable market data ("Level 2")

18. FAIR VALUE MEASUREMENTS (cont.)

Level 3 inputs are unobservable for the asset or liability when there is little, if any, market activity for the asset or liability. Level 3 inputs are based on the best information available and may include data developed by the Company ("Level 3")

The fair value of the Company's financial instruments, such as cash and cash equivalents, trade and other receivables and accounts payable, approximates carrying value due to the short-term maturities of these assets and liabilities. Carrying cost approximates fair value for long-term debt, which has variable interest rates.

The precious metal and commodity inventories associated with the Company's fair value hedges (see Note 13 — "Financial Instruments") are reported at fair value. Fair values of these inventories are based on quoted market prices on commodity exchanges and are considered Level 1 measurements. The derivative instruments that the Company purchases in connection with its precious metal and commodity inventories, specifically commodity futures and forward contracts, are also valued at fair value. The futures contracts are Level 1 measurements since they are traded on a commodity exchange. The forward contracts are entered into with a counterparty and are considered Level 2 measurements.

Following is a summary of changes in financial assets measured using Level 3 inputs:

	Long Term Investments in Associated Companies[(a)]	Economic Interests in Loans[(b)]	Warrants[(b)]	Total
Balance at December 31, 2022	$ 52,336	$ 5,728	$ 3,564	$ 61,628
Purchases	2,898	—	—	2,898
Sales, cash collections, and eliminations	(49,521)	(5,538)	—	(55,059)
Realized gains on sale	(7)	4,713	(2,128)	2,578
Unrealized gains	40	—	—	40
Balance at December 31, 2023	5,746	4,903	1,436	12,085
Purchases	476	—	—	476
Sales, cash collections, and eliminations	—	(5,433)	—	(5,433)
Realized gains on sale	(20)	5,940	(254)	5,666
Unrealized losses	(1,258)	—	—	(1,258)
Balance at December 31, 2024	$ 4,944	$ 5,410	$ 1,182	$ 11,536

(a) Unrealized gains and losses are recorded in Loss of associated companies, net of taxes in the Company's consolidated statements of operations.

(b) Realized and unrealized gains and losses are recorded in Realized and unrealized losses (gains) on securities, net or Financial Services revenue in the Company's consolidated statements of operations.

Long-Term Investments — Valuation Techniques

The Company estimated the value of its investment in the STCN Note as of March 31, 2023 using a Binomial Lattice Model. Key inputs in the valuation included the trading price and volatility of STCN's common stock, the risk-free rate of return, as well as the dividend rate, conversion price, and maturity date. The fair value of the Company's investment in STCN preferred stock as of March 31, 2023 was its par value because the Company has the right to redeem and the issuer has the right to convert the instrument at the redemption value. The Company's investments in the STCN Note and STCN preferred stock were remeasured as of the date of the Exchange Transaction. The Company's investment in Steel Connect as of December 31, 2023 was eliminated as the Company's ownership of Steel Connect increased to 84.0% on May 1, 2023, as discussed in Note 5 — "Acquisitions and Divestitures".

18. FAIR VALUE MEASUREMENTS (cont.)

Marketable Securities and Other — Valuation Techniques

The Company determines the fair value of certain corporate securities and corporate obligations by incorporating and reviewing prices provided by third-party pricing services based on the specific features of the underlying securities.

The Company uses net asset value included in quarterly statements it receives in arrears from a venture capital fund to determine the fair value of such fund and determines the fair value of certain corporate securities and corporate obligations by incorporating and reviewing prices provided by third-party pricing services based on the specific features of the underlying securities. The fair value of the derivatives held by WebBank (see Note 13 — "Financial Instruments") represent the estimated amounts that WebBank would receive or pay to terminate the contracts at the reporting date and is based on discounted cash flows analyses that consider credit, performance and prepayment. Unobservable inputs used in the discounted cash flow analyses are: a constant prepayment rate of 8.82% to 35.95%, a constant default rate of 1.72% to 21.50% and a discount rate of 1.82% to 25.41%.

Assets Measured at Fair Value on a Nonrecurring Basis

The Company's non-financial assets and liabilities measured at fair value on a non-recurring basis include goodwill and other intangible assets, any assets and liabilities acquired in a business combination, or its long-lived assets written down to fair value. To measure fair value for such assets and liabilities, the Company uses techniques including an income approach, a market approach and/or appraisals (Level 3 inputs). The income approach is based on a discounted cash flow analysis ("DCF") and calculates the fair value by estimating the after-tax cash flows attributable to an asset or liability and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates and the amount and timing of expected future cash flows. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in the DCF are based on estimates of the weighted-average cost of capital of a market participant. Such estimates are derived from analysis of peer companies and consider the industry weighted-average return on debt and equity from a market participant perspective. A market approach values a business by considering the prices at which shares of capital stock, or related underlying assets, of reasonably comparable companies are trading in the public market or the transaction price at which similar companies have been acquired. If comparable companies are not available, the market approach is not used.

19. COMMITMENTS AND CONTINGENCIES

Environmental and Litigation Matters

The Company and certain of the Company's subsidiaries are defendants in certain legal proceedings and environmental investigations and have been designated as potentially responsible parties ("PRPs") by federal and state agencies with respect to certain sites with which they may have had direct or indirect involvement. Most of such legal proceedings and environmental investigations involve unspecified amounts of potential damage claims or awards, are in an initial procedural phase, involve significant uncertainty as to the outcome or involve significant factual issues that need to be resolved, such that it is not possible for the Company to estimate a range of possible loss. For matters that have progressed sufficiently through the investigative process such that the Company is able to reasonably estimate a range of possible loss, an estimated range of possible loss, in excess of the accrued liability (if any) for such matters, is provided. Any estimated range of possible loss is or will be based on currently available information and involves elements of judgment and significant uncertainties and may not represent the Company's maximum possible loss exposure. The circumstances of such legal proceedings and environmental investigations will change from time to time, and actual results may vary significantly from the current estimate. For current proceedings not specifically reported below, management does not anticipate that the liabilities, if any, arising from such legal proceedings and environmental investigations would have a material effect on the financial position, results of operations or cash flows of the Company.

19. COMMITMENTS AND CONTINGENCIES (cont.)

The legal proceedings and environmental investigations are in various stages of administrative or judicial proceedings and include demands for recovery of past governmental costs, and for future investigations and remedial actions. In some cases, the dollar amounts of the claims have not been specified and, with respect to a number of the PRP claims, have been asserted against a number of other entities for the same cost recovery or other relief as was asserted against certain of the Company's subsidiaries. The Company accrues liabilities associated with environmental and litigation matters on an undiscounted basis, when they become probable and reasonably estimable. As of December 31, 2024, on a consolidated basis, the Company recorded liabilities of $1,995 and $25,625 in Accrued liabilities and Other non-current liabilities, respectively, on the consolidated balance sheet. As of December 31, 2023, on a consolidated basis, the Company recorded liabilities of $13,107 and $25,388 in Accrued Liabilities and Other non-current liabilities, respectively, on the consolidated balance sheet, which represent the current estimate of environmental remediation liabilities as well as reserves related to the litigation matters discussed below. Expenses relating to these costs, and any recoveries, are included in Selling, general and administrative expenses in the Company's consolidated statements of operations. Estimates of the Company's liability for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions that are inherently difficult to make, and the ultimate outcome may be materially different from current estimates.

Environmental Matters

Certain subsidiaries of the Company have existing and contingent liabilities relating to environmental matters, including costs of remediation, capital expenditures, and potential fines and penalties relating to possible violations of federal and state environmental laws. Such existing and contingent liabilities are continually being readjusted based upon the emergence of new findings, techniques and alternative remediation methods.

Included among these liabilities, certain of the Company's subsidiaries have been identified as PRPs under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") or similar state statutes at sites and are parties to administrative consent orders in connection with certain properties. Those subsidiaries may be subject to joint and several liabilities imposed by CERCLA on PRPs. Due to the technical and regulatory complexity of remedial activities and the difficulties attendant in identifying PRPs and allocating or determining liability among them, the subsidiaries are unable to reasonably estimate the ultimate cost of compliance with such laws at some of the sites at which the Company's subsidiaries are PRP's.

Based upon information currently available, the Company's subsidiaries do not expect that their respective environmental costs, including the incurrence of additional fines and penalties, if any, will have a material adverse effect on them or that the resolution of these environmental matters will have a material adverse effect on the financial position, results of operations or cash flows of such subsidiaries or the Company, but there can be no such assurances. The Company anticipates that the subsidiaries will pay any such amounts out of their respective working capital, although there is no assurance that they will have sufficient funds to pay them. In the event that a subsidiary is unable to fund its liabilities, claims could be made against its respective parent companies for payment of such liabilities.

The sites where certain of the Company's subsidiaries have environmental liabilities include the following:

The Company has been working with the Connecticut Department of Energy and Environmental Protection ("CTDEEP") with respect to its obligations under a 1989 consent order that applies to a former manufacturing facility located in Fairfield, Connecticut. A preliminary ecological risk assessment of the wetlands portion was submitted in 2016 to the CTDEEP for their review and approval. The CTDEEP required an additional assessment of the wetlands and Company officials continue to meet with CTDEEP representatives to agree on a workplan for the additional assessment. Additional investigation of the wetlands is expected in 2024 and 2025 and remediation will likely start in 2027, pending approval of a mutually acceptable wetlands work plan. A work plan to investigate the upland portion of the parcel was prepared by the Company and approved by the CTDEEP in March 2018 and implemented from 2019 through 2023. Additional upland investigatory work will be required to fully define the areas requiring remediation and is also dependent upon CTDEEP requirements and approval. Based on currently known information, the Company

19. COMMITMENTS AND CONTINGENCIES (cont.)

reasonably estimates that it may incur aggregate losses over a period of multiple years of between $10,500 and $17,500. The Company has a reserve of $14,421 recorded for future remediation costs, which is our best estimate within this range of potential losses. Due to the uncertainties, there can be no assurance that the final resolution of this matter will not be material to the financial position, results of operations or cash flows of the Company.

In 1986, a subsidiary of the Company entered into an administrative consent order ("ACO") with the New Jersey Department of Environmental Protection ("NJDEP") to investigate and remediate property in Montvale, New Jersey that it purchased in 1984. The ACO required investigation and remediation activities to be performed with regard to soil and groundwater contamination. The Company has been actively investigating and remediating the soil and groundwater since that time and has completed the implementation of the groundwater treatment system in operation at the property. Pursuant to a settlement agreement with the former owner/operator of the site, the responsibility for site investigation and remediation costs and other related costs are contractually allocated 75% to the former owner/operator and 25% jointly to the Company, all after having the first $1,000 paid by the former owner/operator. Additionally, the Company had been reimbursed indirectly through insurance coverage for a portion of the costs for which it is responsible. There is no assurance that the former owner/operator or guarantors will continue to timely reimburse the Company for expenditures and/or will be financially capable of fulfilling their obligations under the settlement agreement and the guaranties. There is no assurance that there will be any additional insurance reimbursement. A reserve of approximately $802 has been established for the Company's expected 25% share of anticipated costs at this site, which is based upon the recent selection of a final remedy, on-going operations and maintenance, additional investigations and monitored natural attenuation testing over the next 30 years. Also, a reserve and related receivable of approximately $2,407 has been established for the former owner/operator's expected share of anticipated costs at this site. On December 18, 2019, the State of New Jersey ("State") filed a complaint against the Company and other non-affiliated corporations related to former operations at this location. The State sought unspecified damages, including reimbursement for all cleanup and removal costs and other damages that the State claims it has incurred, including the lost value of, and reasonable assessment costs for, any natural resource injured as a result of the alleged discharge of hazardous substances and pollutants, as well as attorneys' fees and costs. On July 1, 2020, the Company answered and asserted crossclaims for indemnification and contribution against another defendant, Cycle Chem, Inc. Cycle Chem also asserted crossclaims against the Company. As a result of a confidential mediation, the parties negotiated a settlement amount of $10,500, of which the Company would pay $2,625, its 25% share, and of which other non-affiliated corporations would pay the remaining $7,875, their 75% share. The State also agreed to a separate settlement amount of $3,500 with Cycle Chem for which they were 100% responsible. The Court approved the settlement and on June 27, 2024, the Company and the other defendants paid their portion of the settlement to the State.

The Company's subsidiary, SL Industries, Inc. ("SLI"), may incur environmental costs in the future as a result of the past activities of its former subsidiary, SL Surface Technologies, Inc. ("SurfTech"), in Pennsauken, New Jersey ("Pennsauken Site") and in Camden, New Jersey and at its former subsidiary, SGL Printed Circuits in Wayne, New Jersey. At the Pennsauken Site, SLI entered into a consent decree with both the U.S. Department of Justice and the U.S. Environmental Protection Agency ("EPA") in 2013 and has since completed the remediation required by the consent decree and has paid the EPA a fixed sum for its past oversight costs. Separate from the consent decree, in December 2012, the NJDEP made a settlement demand of $1,800 for past and future cleanup and removal costs and natural resource damages ("NRD"). To avoid the time and expense of litigating the matter, SLI offered to pay approximately $300 to fully resolve the claim presented by the State. SLI's settlement offer was rejected. On December 6, 2018, the State filed a complaint against SLI related to the Pennsauken Site. The State is seeking treble damages and attorneys' fees, NRD for loss of use of groundwater, as well as a request that SLI pay all cleanup and removal costs that the State has incurred and will incur at the Pennsauken Site. The parties have substantially completed the fact and expert discovery, including the exchange of competing expert reports. The Company has a reserve of $2,582. SLI intends to assert all legal and procedural defenses available to it. Accordingly, there can be no assurance that the resolution of this matter will not be material to the financial position, results of operations or cash flows of the Company.

19. COMMITMENTS AND CONTINGENCIES (cont.)

SLI reported soil contamination and groundwater contamination in 2003 from the SurfTech site located in Camden, New Jersey. Substantial investigation and remediation work has been completed under the direction of the licensed site remediation professional for the site. Additional investigations related to certain compounds have been initiated and have delayed remediation actions. Remediation actions, including soil excavation and groundwater bioremediation, are expected to start in the first half of 2025 pending completion of the investigations. Post-remediation groundwater monitoring will be conducted following completion of soil excavation. A reserve of $2,883 has been established for anticipated costs at this site, but there can be no assurance that there will not be potential additional costs associated with the site, which cannot be reasonably estimated at this time. Accordingly, there can be no assurance that the resolution of this matter will not be material to the financial position, results of operations or cash flows of the Company.

SLI is currently participating in environmental assessment and cleanup at a commercial facility located in Wayne, New Jersey. Contaminated soil and groundwater have undergone remediation with the NJDEP and LSRP oversight, but contaminants of concern in groundwater and surface water, which extend off-site, remain above applicable NJDEP remediation standards. A reserve of approximately $1,036 has been established for anticipated costs, but there can be no assurance that there will not be potential additional costs associated with the site which cannot be reasonably estimated at this time. Accordingly, there can be no assurance that the resolution of this matter will not be material to the financial position, results of operations or cash flows of SLI, HNH or the Company.

Litigation Matters

Reith v. Lichtenstein, et al. On April 13, 2018, a purported shareholder of STCN, Donald Reith (the "plaintiff"), filed a verified complaint, Reith v. Lichtenstein, et al., C.A. No. 2018-0277-MTZ (Del. Ch.) (the "Reith litigation") in the Delaware Court of Chancery. The plaintiff sought to assert class action and derivative claims against the Company and several of its affiliated companies, together with certain members of STCN's board of directors, as well as other named defendants in connection with the acquisition of $35,000 of STCN's Series C Preferred Stock by an affiliate of the Company and equity grants made to three individual defendants. The complaint included claims for breach of fiduciary duty against all the individual defendants as STCN directors; claims for aiding and abetting breach of fiduciary duty against the Company; a claim for breach of fiduciary duty as controlling stockholder against the Company; and a derivative claim for unjust enrichment against the Company and the three individuals who received equity grants. The complaint demanded damages in an unspecified amount for STCN and its stockholders, together with rescission, disgorgement and other equitable relief. On August 13, 2021, the Company and the remaining Reith litigation defendants ("defendants") entered into a memorandum of understanding (the "MOU") with the plaintiff in connection with the settlement of the Reith litigation. The Court of Chancery declined to approve the proposed settlement on September 23, 2022.

On April 8, 2024, STCN, the defendants and Mr. Reith entered into a new memorandum of understanding contemplating the settlement of the Reith litigation.

On October 18, 2024, the defendants and Mr. Reith entered into a Stipulation and Agreement of Compromise, Settlement and Release (the "Settlement Agreement") to resolve the Reith litigation (the "Settlement"). Among other things, the Second Proposed Settlement Agreement requires that defendants shall cause their insurers to make a cash payment of $6,000 to STCN (the "Settlement Payment") and, after deducting any Court-approved award of attorneys' fees and certain litigation expenses, STCN shall distribute the balance of the cash payment to the holders of STCN common stock pursuant to the allocation provisions set forth in the previously disclosed Stockholders Agreement dated April 30, 2023 by and among the Company, STCN, and other stockholders signatory thereto (the "Stockholders' Agreement") as amended by the Settlement Agreement.

On December 13, 2024, the Court approved the Settlement and approved an award of $1,154 in fees and expenses to plaintiff's counsel, and granted a mootness fee to plaintiff's counsel of $463 (collectively, "Counsel's Awards"). The Court also approved the requirement in the Second Proposed Settlement Agreement that STCN adopt (i) certain amendments to the Stockholders' Agreement relating to the allocation of the Reith Net Litigation Proceeds (as defined in the Stockholders' Agreement) and (ii) certain corporate governance policies and practices, including a formal

19. COMMITMENTS AND CONTINGENCIES (cont.)

review process for compensation clawbacks, enhancing the process for granting equity awards and keeping records of equity awards granted under STCN's stock plans, further enhancing board committee independence, and reducing the materiality threshold for review of related party transactions under the Stockholders' Agreement. The Stockholders' Agreement terminated in connection with the consummation of the Short-Form Merger.

On December 16, 2024, the Court entered an order and final judgment memorializing its approval of the Settlement (the "Judgment"). The Judgment became effective on January 15, 2025. On January 2, 2025, the Company entered into a Contingent Value Rights Agreement (the "CVR Agreement") with Equiniti Trust Company, LLC, as rights agent. Pursuant to the CVR Agreement, at the effective time of the Short-Form Merger, eligible holders of Steel Connect Common Stock received contingent value rights to receive a portion of the Reith Net Litigation Proceeds (as defined in the CVR Agreement), if any, pursuant to the terms of the CVR Agreement (such right, a "Reith CVR"). The Company is cooperating with the rights agent to administer the payment of the Reith CVR Per Share Payment Amount (as defined in the CVR Agreement) due to the Holders (as defined in the CVR Agreement) in accordance with the CVR Agreement, including the timeline established in Section 2.4 thereof. By February 5, 2025, STCN had received all funds associated with the Settlement Payment from the insurers. On February 6, 2025, the Company paid the full amount owed plaintiff's counsel under Counsel's Awards.

Mohammad Ladjevardian v. Warren G. Lichtenstein, et. al. On September 1, 2023, a purported stockholder of STCN, Mohammad Ladjevardian, filed a verified complaint in the Delaware Court of Chancery alleging a single direct claim for breach of fiduciary duty against members of STCN's Board of Directors, the Company, Steel Excel, Inc. ("Steel Excel"), and WebFinancial Corporation ("WebFinancial") in connection with the Exchange Transaction. The complaint alleged that although the challenged transaction was approved by the independent Strategic Planning Committee of STCN's Board of Directors, the committee failed to obtain a "control premium" or to consider the dilutive effect that the Series E Convertible Preferred Stock issuance had on the plaintiff's holdings. Remedies requested included rescission of the Series E Convertible Preferred Stock and a judicially imposed requirement that all future transactions involving the Company and its affiliates be subject to minority stockholder approval.

On April 18, 2024, in order to avoid the cost and uncertainty of litigation, Messrs. Lichtenstein and Howard, the Company, Steel Excel and WebFinancial, without admitting any wrongdoing, entered into a Settlement Agreement and Securities Purchase Agreements (the "SPAs") with the Estate of Mohammad Ladjevardian and certain parties related to Mohammad Ladjevardian (the "Ladjevardian Parties"). Pursuant to the SPAs, (a) Steel Excel purchased an aggregate of 701,246 shares of Common Stock of STCN held by the Ladjevardian Parties at a price of $9.83 per share, which represented the closing market price of the shares on April 17, 2024, and (b) made an aggregate cash settlement payment of $1,522 to the Ladjevardian Parties.

BNS Claims. A subsidiary of BNS Holdings Liquidating Trust ("BNS Sub") has been named as a defendant in multiple alleged asbestos-related toxic-tort claims filed over a period beginning in 1994 through December 31, 2024. In many cases these claims involved more than 100 defendants. There remained approximately 58 pending asbestos claims as of December 31, 2024. BNS Sub believes it has significant defenses to any liability for toxic-tort claims on the merits. None of these toxic-tort claims has gone to trial and, therefore, there can be no assurance that these defenses will prevail. BNS Sub has insurance policies covering asbestos-related claims for years beginning 1974 through 1988. BNS Sub annually receives retroactive billings or credits from its insurance carriers for any increase or decrease in claims accruals as claims are filed, settled or dismissed, or as estimates of the ultimate settlement costs for the then-existing claims are revised. As of December 31, 2024 and 2023, BNS Sub has accrued $1,339 and $1,357, respectively, relating to the open and active claims against BNS Sub. This accrual includes the amount of unpaid retroactive billings submitted to the Company by the insurance carriers and also the Company's best estimate of the likely costs for BNS Sub to settle these claims outside the amounts funded by insurance. There can be no assurance that the number of future claims and the related costs of defense, settlements or judgments will be consistent with the experience to-date of existing claims and that BNS Sub will not need to significantly increase its estimated liability for the costs to settle these claims to an amount that could have a material effect on the consolidated financial statements.

19. COMMITMENTS AND CONTINGENCIES (cont.)

Emhart Industries, Inc. v. New England Container Company Inc., et al. BNS Sub is one of seven remaining defendants related to the Centredale Manor Superfund Site in North Providence (the "Centradale Site") pending in the United States District Court for the District of Rhode Island. A third-party plaintiff, Emhart Industries ("Emhart"), is seeking contribution pursuant to CERCLA from BNS Sub and the six other defendants for remediation costs incurred and to be incurred by Emhart at the Centredale Site. Emhart seeks contribution damages from BNS Sub in an amount to be determined at trial. A trial was held in the fall of 2024. In the event BNS is held liable a separate proceeding in 2025 will be held to determine the allocation of any liability. A reserve of $100 has been established. The possible liability, if any, with respect to this dispute cannot be determined at this time.

In the ordinary course of our business, the Company is subject to other periodic lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes, employment, environmental, health and safety matters, as well as claims associated with our historical acquisitions and divestitures. There is insurance coverage available for certain of the foregoing actions. Although the Company cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against the Company, it does not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, results of operations or cash flows.

20. RELATED PARTY TRANSACTIONS

The receivables from related parties and payables to related parties are included in Prepaid expenses and other current assets and Other current liabilities, respectively, on the Company's consolidated balance sheets. The components of receivables from related parties and payables to related parties for the years ended December 31, 2024 and 2023 are presented below:

	Year Ended December 31,	
	2024	2023
Receivable from related parties:		
Receivable from other related parties	587	234
Total	$ 587	$ 234
Payables to related parties:		
Accrued management fees	$ —	$ 170
Payables to other related parties	1,288	2,359
Total	$ 1,288	$ 2,529

Management Agreement with SP General Services LLC

SPLP is managed by the Manager, pursuant to the terms of the Management Agreement, which receives a fee at an annual rate of 1.5% of total Partners' capital ("Management Fee"), payable on the first day of each quarter and subject to quarterly adjustment. In addition, SPLP may issue to the Manager partnership profits interests in the form of incentive units, which will be classified as Class C common units of SPLP, upon exceeding a baseline equity value per common unit, which is measured as of the last day of each fiscal year (see Note 15 — "Capital and Accumulated Other Comprehensive Loss" for additional information on the incentive units).

The Management Agreement is automatically renewed each December 31 for successive one-year terms unless otherwise determined at least 60 days prior to each renewal date by a majority of the Company's independent directors. The Management Fee was $15,056 and $12,490 for the years ended December 31, 2024 and 2023, respectively, and net of reimbursement for use of Company assets of $31 and $150 for the years ended December 31, 2024 and 2023, respectively. The Management Fee is included in Selling, general and administrative expenses in the Company's consolidated statements of operations. Unpaid amounts for management fees included in Other current liabilities on the Company's consolidated balance sheets were $0 and $170 at December 31, 2024 and 2023, respectively. Prepaid amounts for management fees included in Prepaid expenses and other current assets on the Company's consolidated balance sheets were $3,800 and $0 at December 31, 2024 and 2023, respectively.

20. RELATED PARTY TRANSACTIONS (cont.)

SPLP will bear (or reimburse the Manager with respect to) all its reasonable costs and expenses of the managed entities, the Manager, SPH GP or their affiliates, including but not limited to: legal, tax, accounting, auditing, consulting, administrative, compliance, investor relations costs related to being a public entity rendered for SPLP or SPH GP, as well as expenses incurred by the Manager and SPH GP which are reasonably necessary for the performance by the Manager of its duties and functions under the Management Agreement and certain other expenses incurred by managers, officers, employees and agents of the Manager or its affiliates on behalf of SPLP. Reimbursable expenses incurred by the Manager in connection with its provision of services under the Management Agreement were approximately $2,532 and $4,627 during the years ended December 31, 2024 and 2023, respectively, of which $2,532 and $4,623 was reimbursement for executive travel during the years ended December 31, 2024 and 2023, respectively. Unpaid amounts for reimbursable expenses were approximately $1,131 and $2,185 at December 31, 2024 and 2023, respectively, and are included in Other current liabilities on the Company's consolidated balance sheets. Beginning in 2024, the Manager will reimburse SPLP for costs associated with the use of Company assets not related to the duties and functions under the Management Agreement. Reimbursable expenses incurred by SPLP in connection with the use of Company assets by the Manager were approximately $461 during the year ended December 31, 2024, which remained unpaid as of December 31, 2024. Unpaid amounts for reimbursable expenses related to the use of Company assets are included in Prepaid expenses and other current assets on the Company's consolidated balance sheets.

Corporate Services

The Company's subsidiary, Steel Services Ltd ("Steel Services"), through management services agreements with its subsidiaries and portfolio companies, provides services, which include assignment of C-Level management personnel, legal, tax, accounting, treasury, consulting, auditing, administrative, compliance, environmental health and safety, human resources, marketing, investor relations, operating group management and other similar services. In addition to its servicing agreements with SPLP and its consolidated subsidiaries, which are eliminated in consolidation, Steel Services has management services agreements with other companies considered to be related parties, including J. Howard Inc., Steel Partners, Ltd. and affiliates. In total, Steel Services currently charges approximately $88 annually to these companies. Upon closing of the Exchange Transaction on May 1, 2023, STCN became a consolidated subsidiary of the Company as described in Note 5 — "Acquisitions and Divestitures." Service fees charged to STCN after May 1, 2023 are eliminated in consolidation. All amounts billed under these service agreements are classified as a reduction of Selling, general and administrative expenses.

Mutual Securities, Inc.

Pursuant to the Management Agreement, the Manager is responsible for selecting executing brokers. Securities transactions for SPLP are allocated to brokers on the basis of reliability, price and execution. The Manager has selected Mutual Securities, Inc. as an introducing broker and may direct a substantial portion of the managed entities' trades to such firm, among others. An officer of the Manager and SPH GP is affiliated with Mutual Securities, Inc. The commissions paid by SPLP to Mutual Securities, Inc. were $228 and $167 for the years ended December 31, 2024 and 2023, respectively.

Other

At December 31, 2024 and 2023, several related parties and consolidated subsidiaries had deposits totaling $27 and $110 at WebBank, respectively. Approximately $27 of these deposits, including interest which was not significant, have been eliminated in consolidation as of December 31, 2024 and 2023.

The Company recorded revenue of $0 and $19 from its transactions with related parties during the years ended December 31, 2024 and 2023, respectively.

21. SEGMENT INFORMATION

SPLP operates through the following segments: Diversified Industrial, Energy, Supply Chain and Financial Services which are managed separately and offer different products and services. The Diversified Industrial segment is comprised of manufacturers of engineered niche industrial products, including joining materials, tubing, building materials, performance materials, electrical products, cutting replacement products and services, and a packaging business. The Energy segment provides drilling and production services to the oil & gas industry and owns a youth sports business. The Supply Chain segment is comprised of the operations of Steel Connect's wholly-owned subsidiary, ModusLink, which provides supply chain management and logistics services. The Financial Services segment consists primarily of the operations of WebBank, a Utah chartered industrial bank, which engages in a full range of banking activities.

Corporate and Other consists of several consolidated subsidiaries, including Steel Services, equity method and other investments, and cash and cash equivalents. Its income or loss includes certain unallocated general corporate expenses. Steel Services has management services agreements with our consolidated subsidiaries and other related companies as further discussed in Note 20 — "Related Party Transactions."

Steel Services charged the Diversified Industrial, Energy, Financial Services, and Supply Chain segments \$56,805, \$9,842, \$2,458, and \$2,521, respectively, for the year ended December 31, 2024. For the year ended December 31, 2023, Steel Services charged the Diversified Industrial, Energy, Financial Services, and Supply Chain segments \$54,796, \$9,491, \$2,160, and \$2,468, respectively, for these services. These service fees are reflected as expenses in the segment income (loss) below, but are eliminated in consolidation.

The Company's chief operating decision maker is the Executive Chairman. The chief operating decision maker uses Income before interest expense and income taxes to allocate resources (including employees, property, and financial or capital resources) for each segment predominantly in the annual budget and forecasting process. The chief operating decision maker considers budget-to-actual variances on a monthly basis when making decisions about allocating capital and personnel to the segments and for evaluating the performance for each segment by comparing the results and return on assets of each segment with one another and in the compensation of certain employees.

Segment information is presented below:

	Year Ended December 31,	
	2024	2023
Revenue:		
Diversified Industrial	$ 1,242,970	$ 1,193,964
Energy	145,019	179,438
Financial Services	454,225	416,911
Supply Chain	185,634	115,144
Total	$ 2,027,848	$ 1,905,457
Income (loss) before interest expense and income taxes:		
Diversified Industrial	$ 85,476	$ 70,937
Energy	12,209	16,247
Financial Services	116,250	74,248
Supply Chain	15,912	8,726
Corporate and other	(3,865)	570
Income before interest expense and income taxes	225,982	170,728
Interest expense	8,015	18,400
Income tax benefit	(53,255)	(1,674)
Net income	$ 271,222	$ 154,002
Loss of associated companies, net of taxes:		
Corporate and other	$ 5,615	$ 8,878
Total	$ 5,615	$ 8,878

21. SEGMENT INFORMATION (cont.)

December 31, 2024	Diversified Industrial	Energy	Financial Services	Supply Chain	Total
Revenue	$ 1,242,970	$ 145,019	$ 454,225	$ 185,634	$ 2,027,848
Less:					
Cost of goods sold	913,344	110,808	—	128,203	
Selling, general and administrative expenses	244,225	23,538	241,235	42,578	
Finance interest expense	—	—	89,000	—	
Provision for credit losses	—	—	7,740	—	
Other segment items[a]	(75)	(1,536)	—	(1,059)	
Segment income	85,476	12,209	116,250	15,912	$ 229,847
Reconciliation of profit & loss					
Realized and unrealized gains on securities, net					2,983
Unallocated corporate expense					(4,733)
Interest expense					8,015
Income from operations before income taxes and equity method investments					$ 223,582

(a) Other segment items includes asset impairment charges, gain on disposal of fixed assets and certain overhead expenses.

December 31, 2023	Diversified Industrial	Energy	Financial Services	Supply Chain	Total
Revenue	$ 1,193,964	$ 179,438	$ 416,911	$ 115,144	$ 1,905,457
Less:					
Cost of goods sold	882,197	138,229	—	82,591	
Selling, general and administrative expenses	245,272	26,896	209,549	25,234	
Finance interest expense	—	—	80,432	—	
Provision for credit losses	—	—	51,824	—	
Other segment items[a]	(4,442)	(1,934)	858	(1,407)	
Segment income	70,937	16,247	74,248	8,726	$ 170,158
Reconciliation of profit & loss					
Realized and unrealized gains on securities, net					(7,074)
Unallocated corporate expense					(2,374)
Interest expense					18,400
Income from operations before income taxes and equity method investments					$ 161,206

(a) Other segment items includes asset impairment charges, gains on disposal of fixed assets and certain overhead expenses.

21. SEGMENT INFORMATION (cont.)

	Year Ended December 31, 2024	
	Capital Expenditures	Depreciation and Amortization
Diversified Industrial	$ 27,178	$ 42,598
Energy	3,956	8,632
Financial Services	302	838
Supply Chain	4,146	5,643
Corporate and other	29,381	1,599
Total	$ 64,963	$ 59,310

	Year Ended December 31, 2023	
	Capital Expenditures	Depreciation and Amortization
Diversified Industrial	$ 40,720	$ 41,424
Energy	8,512	10,065
Financial Services	314	835
Supply Chain	1,727	3569
Corporate and other	178	672
Total	$ 51,451	$ 56,565

	December 31,	
	2024	2023
Total Assets:		
Diversified Industrial	$ 786,961	$ 799,630
Energy	71,968	80,342
Financial Services	2,097,205	2,498,825
Supply Chain	181,902	167,874
Corporate and other	442,231	443,769
Total	$ 3,580,267	$ 3,990,440

The following table presents geographic revenue and long-lived asset information as of and for the years ended December 31, 2024 and 2023. Foreign revenue is based on the country in which the legal subsidiary generating the revenue is domiciled. Long-lived assets in 2024 and 2023 consist of property, plant and equipment, non-current operating lease right-of-use assets, plus approximately $4,843 in both 2024 and 2023, of land and buildings from previously operating businesses and other non-operating assets. Such assets are carried at the lower of cost or fair value less cost to sell and are included in Other non-current assets on the Company's consolidated balance sheets as of December 31, 2024 and 2023. Neither revenue nor long-lived assets from any single foreign country were material to the consolidated financial statements of the Company.

	2024		2023	
	Revenue	Long-lived Assets	Revenue	Long-lived Assets
Geographic information:				
United States	$ 1,811,906	$ 304,515	$ 1,744,076	$ 288,180
Foreign	215,942	42,400	161,381	47,390
Total	$ 2,027,848	$ 346,915	$ 1,905,457	$ 335,570

22. REGULATORY MATTERS

WebBank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on WebBank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, WebBank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. WebBank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As a result of Basel III becoming fully implemented as of January 1, 2019, WebBank's minimum requirements increased for both the quantity and quality of capital held by WebBank. The rules include a new common equity Tier 1 capital to risk-weighted assets ratio ("CET1 Ratio") of 4.5% and a capital conservation buffer of 2.5% of risk-weighted assets, which as fully phased-in, effectively results in a minimum CET1 Ratio of 7.0%. Basel III raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% (which, with the capital conservation buffer, effectively results in a minimum Tier 1 capital ratio of 8.5% as fully phased-in), and effectively results in a minimum total capital to risk-weighted assets ratio of 10.5% (with the capital conservation buffer fully phased-in), and requires a minimum leverage ratio of 4.0%. Basel III also made changes to risk weights for certain assets and off-balance-sheet exposures. WebBank expects that its capital ratios under Basel III will continue to exceed the well capitalized minimum capital requirements, and such amounts are disclosed in the table below:

			Amount of Capital Required					
	Actual		For Capital Adequacy Purposes		Minimum Capital Adequacy With Capital Buffer		To Be Well Capitalized Under Prompt Corrective Provisions	
As of December 31, 2024	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital								
(to risk-weighted assets)	$ 401,792	18.70%	$ 172,332	8.00%	$ 226,186	10.50%	$ 215,416	10.00%
Tier 1 Capital								
(to risk-weighted assets)	$ 374,865	17.40%	$ 129,249	6.00%	$ 183,103	8.50%	$ 172,332	8.00%
Common Equity Tier 1 Capital								
(to risk-weighted assets)	$ 374,865	17.40%	$ 96,937	4.50%	$ 150,791	7.00%	$ 140,020	6.50%
Tier 1 Capital								
(to average assets)	$ 374,865	17.90%	$ 83,913	4.00%	n/a	n/a	$ 104,892	5.00%
As of December 31, 2023								
Total Capital								
(to risk-weighted assets)	$ 359,747	15.40%	$ 186,523	8.00%	$ 244,811	10.50%	$ 233,154	10.00%
Tier 1 Capital								
(to risk-weighted assets)	$ 334,833	14.40%	$ 139,892	6.00%	$ 198,180	8.50%	$ 186,523	8.00%
Common Equity Tier 1 Capital								
(to risk-weighted assets)	$ 334,833	14.40%	$ 104,919	4.50%	$ 163,207	7.00%	$ 151,550	6.50%
Tier 1 Capital								
(to average assets)	$ 334,833	13.20%	$ 101,663	4.00%	n/a	n/a	$ 127,078	5.00%

The Federal Reserve, Office of the Comptroller of Currency and Federal Deposit Insurance Corporation issued an interim final rule that excludes loans pledged as collateral to the Federal Reserve's PPP Lending Facility from supplementary leverage ratio exposure and average total consolidated assets. Additionally, PPP loans will receive a zero percent risk weight under the risk-based capital rules of the federal banking agencies.

23. SUPPLEMENTAL CASH FLOW INFORMATION

A summary of supplemental cash flow information for the years ended December 31, 2024 and 2023 is presented in the following table:

	Year Ended December 31,	
	2024	2023
Cash paid during the period for:		
Interest	$ 120,575	$ 87,616
Taxes	$ 49,538	$ 33,296

24. SUBSEQUENT EVENTS

Steel Connect Short-Form Merger and Delisting

The Audit Committee of the Board of Directors of Steel Connect approved a short-form merger transaction between Steel Connect and an indirect, wholly-owned subsidiary of Steel Partners Holdings L.P., which at the effective time of the Short-Form Merger, together with its affiliates, owned greater than 90% of the outstanding common stock, par value $0.01 per share of Steel Connect, on an as-converted basis, which approval was made in accordance with the terms of the stockholders' agreement, dated April 30, 2023.

On January 2, 2025, in compliance with Section 267 of the Delaware General Corporation Law, an indirect, wholly-owned subsidiary of SPLP merged with and into Steel Connect, with Steel Connect surviving the Short-Form Merger and becoming an indirect wholly-owned subsidiary of SPLP. The funds required to pay the aggregate cash consideration in the Short-Form Merger and related fees and expenses was approximately $31,200, which was funded from amounts available under SPLP's existing senior credit agreement.

In connection with the closing of the Short-Form Merger, Steel Connect notified the NASDAQ Capital Market of its intent to remove the Steel Connect Common Stock from listing on Nasdaq and requested that Nasdaq (i) suspend trading of the Steel Connect Common Stock on Nasdaq prior to the opening of trading on January 3, 2025 and (ii) file a Notification of Removal from Listing and/or Registration on Form 25 with the SEC to delist and deregister the Steel Connect Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended.

In addition, Steel Connect filed a certification on Form 15 with the SEC suspending Steel Connects reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Steel Connect Common Stock.

Trinity Place Stock Purchase Agreement

On February 5, 2025 (the "SPA Effective Date"), Steel IP Investments, LLC (the "Purchaser"), a wholly-owned subsidiary of SPLP, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Trinity Place Holdings Inc. ("TPHS") and TPHS Lender LLC (the "Seller"), pursuant to which the Purchaser has agreed to purchase from Seller, and the Seller has agreed to sell to Purchaser, 25,862,245 shares of common stock (the "TPHS Common Stock"), par value $0.01 per share of TPHS (such shares are referred to collectively herein as the "TPHS Shares"), representing approximately 40% of the outstanding common stock of TPHS, in accordance with the terms and conditions of the Stock Purchase Agreement. The aggregate consideration payable to the Seller is $2,586 for the TPHS Shares and certain agreements pursuant to the Stock Purchase Agreement.

On the SPA Effective Date, the Purchaser and TPHS entered into a shareholder rights agreement, pursuant to which SPLP will make a loan in the aggregate amount of up to $5,000 to TPHS.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company conducted an evaluation under the supervision and with the participation of our management, including the Principal Executive Officer and the Principal Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Disclosure controls and procedures are controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company, including its consolidated subsidiaries, in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its Principal Executive and Principal Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, the Company's management, including the Principal Executive Officer and the Principal Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management, including the Principal Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) based upon the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

With the participation of the Company's management, including the Company's Principal Executive Officer and the Principal Financial Officer, the Company conducted an evaluation of the effectiveness of the internal control over financial reporting of the Company as referred to above as of December 31, 2024. Based on such evaluation, management concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

Deloitte & Touche LLP, our independent registered public accounting firm, has audited our consolidated financial statements included in this report and has issued an attestation report on our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the unitholders and the Board of Directors of Steel Partners Holdings L.P.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Steel Partners Holdings L.P and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 11, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
March 11, 2025

Item 9B. Other Information

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10, which will be included in the Company's definitive proxy statement for its 2025 Annual Meeting of Limited Partners, to be filed with the SEC pursuant to Schedule 14A within 120 days of the end of the Company's fiscal year (the "2025 Proxy Statement"), is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 included in the 2025 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 included in the 2025 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 from the 2025 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 from the 2025 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) *Financial Statements* — The following financial statements of Steel Partners Holdings L.P., and subsidiaries, are included in Part II, Item 8 of this Report:

Consolidated Balance Sheets as of December 31, 2024 and 2023
Consolidated Statements of Operations for the years ended December 31, 2024 and 2023
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024 and 2023
Consolidated Statements of Changes in Capital for the years ended December 31, 2024 and 2023
Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023
Notes to Consolidated Financial Statements

(b) *Exhibits* — The following documents are filed as exhibits hereto:

Exhibit No.	Description
3.1	Certificate of Limited Partnership (incorporated by reference to Exhibit 3.1 to Steel Partners Holdings L.P.'s Registration Statement on Form 10, filed December 15, 2011).
3.2	Amendment to the Certificate of Limited Partnership, dated April 2, 2009 (incorporated by reference to Exhibit 3.2 to Steel Partners Holdings L.P.'s Registration Statement on Form 10, filed December 15, 2011).
3.3	Amendment to the Certificate of Limited Partnership, dated January 20, 2010 (incorporated by reference to Exhibit 3.3 to Steel Partners Holdings L.P.'s Registration Statement on Form 10, filed December 15, 2011).
3.4	Amendment to the Certificate of Limited Partnership, dated October 15, 2010 (incorporated by reference to Exhibit 3.4 to Steel Partners Holdings L.P.'s Registration Statement on Form 10, filed December 15, 2011).
3.5	Tenth Amended and Restated Agreement of Limited Partnership of Steel Partners Holdings L.P., dated as of June 1, 2023 (incorporated by reference to Exhibit 3.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed June 5, 2023).
4.1	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of ModusLink Global Solutions, Inc. filed with the Secretary of State of the State of Delaware on December 15, 2017 (incorporated by reference to Exhibit 4.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed December 19, 2017).
4.2	Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of Steel Connect, Inc. (incorporated by reference to Exhibit 4.2 to Steel Partners Holdings L.P.'s Annual Report on Form 10-K, filed March 8, 2024).
4.3	Description of Steel Partners Holdings L.P.'s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.3 to Steel Partners Holdings L.P.'s Annual Report on Form 10-K, filed March 8, 2024).
10.1**	Amended and Restated Credit Agreement, dated as of December 29, 2021, among SPH Group Holdings LLC, Steel Excel Inc. and IGo, Inc., as Borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the Borrowers' affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed on December 29, 2021).
10.1A	First Amendment and Consent to Amended and Restated Credit Agreement, dated as of June 26, 2023, by and among SPH Group Holdings LLC and Steel Excel Inc. as borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the borrowers' affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed June 27, 2023).
10.2	Sixth Amended and Restated Management Agreement by and between SP Corporate Services LLC and SP General Services LLC, effective as of January 1, 2015 (incorporated by reference to Exhibit 10.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed January 13, 2015).
10.3	Incentive Unit Agreement by and between Steel Partners Holdings L.P. and SPH SPV-I LLC, effective as of May 11, 2012 (incorporated by reference to Exhibit 10.2 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed January 13, 2015).

Exhibit No.	Description
10.4	Amendment to Incentive Unit Agreement by and between Steel Partners Holdings L.P. and SPH SPV-I LLC, effective as of February 18, 2022 (incorporated by reference to Exhibit 10.4 to Steel Partners Holdings L.P.'s Annual Report on Form 10-K, filed March 10, 2022).
10.5*	Steel Partners Holdings L.P. Second Amended & Restated 2018 Incentive Award Plan (incorporated by reference to Exhibit 10.4 to Steel Partners Holdings L.P.'s Annual Report on Form 10-K, filed March 10, 2022).
10.6*	Steel Partners Holdings L.P. Second Amended and Restated 2018 Incentive Award Plan Form Restricted Unit Agreement (Directors) (incorporated by reference to Exhibit 10.2 to Steel Partners Holdings L.P.'s Quarterly Report on Form 10-Q, filed August 5, 2021).
10.7*	Steel Partners Holdings L.P. Second Amended and Restated 2018 Incentive Award Plan Form Restricted Unit Agreement (incorporated by reference to Exhibit 10.3 to Steel Partners Holdings L.P.'s Quarterly Report on Form 10-Q, filed August 5, 2021).
10.8*	Preferred Stock Purchase Agreement dated as of December 15, 2017, by and between ModusLink Global Solutions, Inc. and SPH Group Holdings LLC. (incorporated by reference to Exhibit 10.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed December 19, 2017).
10.9	Letter Agreement – Permitted Investments and Investment in PCS-Mosaic Co-Invest L.P. (incorporated by reference to Exhibit 10.1 to Steel Partners Holdings L.P.'s Quarterly Report on Form 10-Q, filed May 5, 2022).
10.10	2022 Long Term Incentive Plan for Senior Management (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 22, 2022).
10.11*	Form of Award Agreement Under the 2022 Long Term Incentive Plan for Senior Management (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on August 22, 2022).
10.12*	Form of Bonus, Confidentiality and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on August 22, 2022).
10.13*	Offer letter between Steel Services and Mr. Martin (incorporated by reference to Exhibit 10.3 to Steel Partners Holdings L.P.'s Quarterly Report on Form 10-Q, filed August 9, 2023).
10.14*	Offer letter between Steel Services and Mr. O'Herrin (incorporated by reference to Exhibit 10.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed August 7, 2023).
10.15	Transfer and Exchange Agreement, dated as of April 30, 2023, by and among Steel Partners Holdings L.P., Steel Excel, Inc., WebFinancial Holding Corporation and Steel Connect, Inc. (incorporated by reference to Exhibit 10.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed May 1, 2023).
10.16	Stockholders' Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holdings L.P., and the other stockholders signatory therein (incorporated by reference to Exhibit 10.2 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed May 1, 2023).
10.17	Voting Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holdings L.P., WebFinancial Holding Corporation, WHX CS, LLC, WF Asset Corp., Steel Partners, Ltd., Warren G. Lichtenstein, and Jack L. Howard. (incorporated by reference to Exhibit 10.3 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed May 1, 2023).
19.1+	Insider Trading Policy
21.1+	Subsidiaries of Steel Partners Holdings L.P.
24.1+	Power of Attorney (included in the signature page)
31.1+	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1#	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Steel Partners Holdings L.P. Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Steel Partners Holdings L.P.'s Annual Report on Form 10-K, filed March 8, 2024).

Exhibit No.	Description
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101).

+ Filed herewith.

Furnished herewith.

* Management contract or compensatory plan or arrangement.

** Schedules and exhibits have been omitted pursuant to Item 601 (a)(5) of Regulation S-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:
March 11, 2025

STEEL PARTNERS HOLDINGS L.P.

By: Steel Partners Holdings GP Inc.
Its General Partner

By: /s/ Warren G. Lichtenstein
Warren G. Lichtenstein
Executive Chairman

POWER OF ATTORNEY

Each of the undersigned do hereby appoint Warren G. Lichtenstein and Ryan O'Herrin, and each of them severally, his or her true and lawful attorney to execute on behalf of the undersigned any and all amendments to this Annual Report on Form 10-K and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission; each of such attorneys shall have the power to act hereunder with or without the other.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities indicated with respect to Steel Partners Holdings GP Inc., the general partner of Steel Partners Holdings L.P., and on behalf of the registrant and on the dates indicated below:

By: /s/ Warren G. Lichtenstein
Warren G. Lichtenstein, Executive Chairman
(Principal Executive Officer)
March 11, 2025
Date

By: /s/ Ryan O'Herrin
Ryan O'Herrin, Chief Financial Officer
(Principal Financial Officer)
March 11, 2025
Date

By: /s/ Gary W. Tankard
Gary W. Tankard, Chief Accounting Officer
(Principal Accounting Officer)
March 11, 2025
Date

By: /s/ Jack L. Howard
Jack L. Howard, Director
March 11, 2025
Date

By: /s/ James Benenson III
James Benenson III, Director
March 11, 2025
Date

By: /s/ Eric P. Karros
Eric P. Karros, Director
March 11, 2025
Date

By: /s/ John P. McNiff
John P. McNiff, Director
March 11, 2025
Date

By: /s/ Lon Rosen
Lon Rosen, Director
March 11, 2025
Date

By: /s/ Rory Tahari
Rory Tahari, Director
March 11, 2025
Date



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